UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

03040620

December 11, 2003

David R. Wilson
Heller Ehrman White & McAuliffe LLP
701 Fifth Avenue, Suite 6100
Seattle, WA 98104-7098

Act: 1934
Section:
Rule: 14A-8
Public Availability: 12/11/2003

Re: Costco Wholesale Corporation
Incoming letter dated September 23, 2003

Dear Mr. Wilson:

This is in response to your letters dated September 23, 2003 and November 12, 2003 concerning the shareholder proposal submitted to Costco by Domini Social Investments LLC. We also have received letters from the proponent dated October 30, 2003 and November 19, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Adam Kanzer
General Counsel and
Director of Shareholder Advocacy
536 Broadway, 7th Floor
New York, NY 10012-3915

RECEIVED
2003 SEP 24 PM 4:19
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

September 23, 2003

David R. Wilson
DWilson@hewm.com
Direct (206) 389-4264
Main (206) 447-0900
Fax (206) 447-0849

Via Federal Express

25843.0001

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by Domini Social Investments LLC

Ladies and Gentlemen:

This letter is to inform you that our client, Costco Wholesale Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for the 2004 annual meeting of the shareholders (the "2004 Proxy Materials") a shareholder proposal (the "Proposal") and supporting statement (the "Supporting Statement") received from Domini Social Investments LLC (the "Proponent"). The proposal requests that the Board of Directors "develop a thorough Code of Ethics that would also address issues of bribery and corruption. A report including the Code and discussing Costco's implementation of the Code shall be prepared at reasonable expense, omitting proprietary information, and made available to shareholders by July 1, 2004." The Proposal and Supporting Statement were received on August 12, 2003, and are attached to this letter as Exhibit A.

On behalf of our client, we hereby respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur in our opinion that the Proposal and the Supporting Statement may be excluded from the 2004 Proxy Materials. As discussed more fully below, the Proposal and the Supporting Statement may properly be excluded from the 2004 Proxy Materials under Rule 14a-8(i)(7) because the Proposal relates to the Company's "ordinary business operations," specifically its employee and business conduct policies, and under Rule 14a-8(i)10 because the Company already has in place an employee code of conduct that addresses bribery and corruption and is in the process of adopting a Company-wide Code of Ethics as required by the proposed NASDAQ listing standards. In addition, the Proposal and Supporting Statement may properly be excluded from the 2004 Proxy Materials under Rule 14a-8(i)(3) because they contain false and misleading statements.

Pursuant to Rule 14a-8(j), enclosed are six (6) copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments are being mailed on this date to the Proponent, informing it of the Company's intention to omit the Proposal and the Supporting Statement from the 2004 Proxy Materials. The Company intends to mail its definitive 2004 Proxy Materials on or about December 15, 2003. Accordingly, pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than eighty calendar days prior to the Company's filing of its definitive 2004 Proxy Materials with the Commission.

I. Rule 14a-8(i)(7) – Ordinary Business Operations

A. The Proposal and Supporting Statement address matters relating to the Company's ordinary business operations

Under Rule 14a-8(i)(7), a registrant may properly exclude a proposal dealing with a matter relating to the conduct of the registrant's ordinary business operations and not involving significant social policy issues. The policy underlying Rule 14a-8(i)(7) is basically the same as the underlying policy of most state corporation laws: "to confine the solution of ordinary business problems to the management and the board of directors and to place such problems beyond the competence and direction of stockholders since it is impracticable for stockholders to decide how to solve such problems at an annual meeting." SEC Rel. No. 34-40018 (May 21, 1998); *see also* Washington Business Corporation Act, RCW § 23B.08.010 ("All corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the direction of, its board of directors, subject to any limitation set forth in the articles of incorporation"). This underlying policy rests on two central considerations. First, certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they are not proper subjects for shareholder proposals. The second consideration "relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." SEC Rel. No. 34-40018 (May 21, 1998). For the reasons presented below, the Proposal falls squarely within the parameters of the ordinary business exception contained in Rule 14a-8(i)(7) and the Company may exclude the Proposal on that basis.

The Proposal requests that the Company's Board of Directors develop a code of ethics and present a report to its shareholders by July 1, 2004. The Proposal states that the code of ethics should include oversight of payments made through business partners or other third parties, a chain of accountability, reporting mechanisms and whistleblower protection, audit mechanisms, disciplinary measures for violators, linkage of code implementation to executive compensation, and specific measures to ensure compliance with the Foreign Corrupt Practices Act (the "FCPA"). The Supporting Statement asserts that Mexico as a country has a problem with corruption, that the Company (through a joint venture) does business in Mexico, and

therefore the Company requires an anti-bribery policy even though there is no evidence the Company has ever had a problem in this area. The essence of the Proposal and Supporting Statement clearly relates to ensuring compliance by the Company, its employees and foreign business partners with the FCPA, which was enacted to address issues of bribery and corruption in foreign transactions.

Such a proposal infringes upon management's core function of overseeing the Company's business practices with respect to its dealings with its numerous foreign business partners and with its employees. The Company, as part of its ordinary day-to-day business, determines the appropriate policies and procedures to be followed in conducting business in foreign countries and managing its employees.

B. The Staff has consistently declined to recommend action against registrant's that omitted a proposal relating to a code of ethics

The Staff has consistently determined that proposals for the adoption of codes of ethics that would apply to relations between a company and its employees and others may be excluded pursuant to Rule 14a-8(i)(7) because they relate to matters involving ordinary business operations. For example, in Chrysler Corp. (Feb. 18, 1998), the proponent requested the board of directors to review or amend Chrysler's code of standards for its international operations and present a report to Chrysler's shareholders. The Staff determined that such a proposal related to Chrysler's ordinary business operations. The proponent in USX Corp. (Dec. 28, 1995) requested that the board of directors adopt and maintain a code of ethics. USX maintained an extensive set of policies in the areas covered by the proposed code of ethics, specifically employee/employer relations, customer and business relationships, and the conduct of management generally. USX by means of its corporate policies and codes of conduct made such conduct part of its ordinary business operations and the staff permitted USX to exclude the proposal under the ordinary business exception. Similarly, in Barnett Banks, Inc. (Dec. 18, 1995), the Staff determined that a proposal that a company prepare and issue a comprehensive code of ethics for public dissemination fell under the purview of a company's ordinary business operations. *See also* Lockheed Martin Corp. (Jan. 29, 1997) (proposal requesting the audit and ethics committee of the registrant's board of directors evaluate whether the registrant has an adequate legal compliance program and prepare a report); AT&T Corp. (Jan. 16, 1996) (proposal requesting the registrant's board of directors to initiate a review of the standards and practices in the registrant's Maquiladora operations and prepare a report to be made available to shareholders, including recommendations for changes); NYNEX Corp. (Feb. 1, 1989) (proposal related to the formation of a special committee of the registrant's board of directors to revise the existing code of corporate conduct); Transamerica Corp. (Jan. 22, 1986) (proposal requesting the formation of a special committee of the board of directors of the registrant to develop and promulgate a code of corporate conduct).

Similarly, the Staff has consistently declined to recommend enforcement action against registrants that omitted shareholder proposals requesting the board of directors to undertake actions to ensure compliance with legal requirements governing ordinary business operations and to report on such efforts to shareholders. In Citicorp (Jan. 9, 1998) the Staff did not recommend enforcement action against the registrant for omitting, under the ordinary business exception, a proposal that called for the board of directors to form an independent committee of outside directors to oversee the audit of contracts with foreign entities to ascertain if bribes and other payments of the type prohibited by the FCPA or local laws had been made to any foreign nationals and report annually to shareholders. *See also* Crown Central Petroleum (Feb 19, 1997) (proposal requesting the board to investigate whether marketing practices have resulted in sales of tobacco to minors in violation of applicable laws, determine the steps needed to ensure full compliance with applicable laws, and report to shareholders); Citicorp (Jan. 8, 1997) (proposal relating to bank policies to monitor illegal transfers through customer accounts).

The registrant in many of the above-referenced no action letters also had established policies in the areas covered by the proposed code of ethics. As discussed in Part II, below, the Company currently has in place an extensive set of policies and procedures relating to how its employees conduct business. Moreover, the Company is in the process of adopting a code of conduct for all its employees and directors as required by proposed NASDAQ listing standards.

C. The Proposal may be excluded under Rule 14a-8(i)(7)

As discussed above, the Proposal falls squarely within the ambit of the Staff's view that shareholder proposals addressing codes of ethics and addressing compliance with legal requirements may be excluded as relating to a registrant's ordinary business operations. Accordingly, the Company may omit the Proposal under Rule 14a-8(i)(7).

II. Rule 14a-8(i)(10) – Substantially Implemented

A. A proposal may be omitted from a registrant's proxy statement if it has been substantially implemented

Under Rule 14a-8(i)(10), a proposal may be omitted if it has already been "substantially implemented." The Staff has taken the position that "a determination that the Company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." Texaco Inc. (March 28, 1991); *see also* Exchange Act Release No. 34-20091 (Aug. 16, 1983) (adopting interpretive change "to permit the omission of proposals that have been 'substantially implemented by the issuer'"). A proposal need not be implemented in full or precisely as presented for it to be omitted as moot under Rule 14a-8(i)(10) – all that is

required is that the Company has in place policies and procedures relating to the subject matter of the proposal.

Where companies have implemented the essential objectives of the proposal or have policies and procedures concerning the subject matter of the proposal already in place, the Staff has consistently found that the proposal had been substantially implemented and could be excluded under Rule 14a-8(i)(10). For example, in The Talbots, Inc. (April 5, 2002), the proposal requested implementation of a code of corporate conduct based on human rights standards of the United Nations' International Labor Organization. The proposal was found to have been substantially implemented because the company had established and implemented Standards for Business Practice, a Labor Law Compliance Program, and a Code of Conduct for Suppliers, regularly disseminated these texts to its new manufacturers, mandated annual certification, and implemented a monitoring program.

In The Gap, Inc. (March 16, 2001), the proposal asked the company's board to provide a report to shareholders on child labor practices of the company's suppliers. The Staff found that the proposal was excludable because the company (1) established and implemented a code of vendor conduct that addressed child labor practices, (2) monitored compliance with the code, (3) published information on its website about the code and its monitoring programs, and (4) discussed child labor issues with shareholders. Similarly, in Kmart Corp. (Feb. 23, 2000), the shareholder proposal requested that the company's board report on its vendor standards and vendor compliance program. The Staff concluded that the proposal could be omitted from the company's proxy materials because the company had substantially implemented the proposal through its Vendor Workplace Code of Conduct, monitoring program and reports to shareholders.

B. The Proposal and Supporting Statement address policies that have been, or will be before the Company's 2004 Annual Meeting, substantially implemented

The Company has substantially implemented the Proposal through its existing and to-be-adopted standards of conduct. The Proposal requests that the board of directors develop and report on a thorough Code of Ethics that would also address issues of bribery and corruption. As noted above, the essence of the proposal clearly relates to ensuring compliance by the Company with the FCPA, which was enacted to address issues of bribery and corruption in foreign transactions. Mechanisms for compliance with all U.S. laws governing transactions with foreign entities are integral to the Company's policies, and ensuring compliance with such policies is a core management function.

The Company has in place a Mission Statement and Standards of Conduct and Discipline that apply to every member of the Company (attached hereto as Exhibits B and C, respectively). The Company also has an additional Standard of Ethics that applies to all

employees in a managerial or supervisory role (attached hereto as Exhibit D). The Mission Statement contains the founding philosophy of the Company and is something that the Company takes very seriously. First and foremost in this Mission Statement is the principle: "Obey the Law." This principle is further elaborated on in the Standards of Conduct and Discipline, which states that "serious misconduct of any kind as defined by the Company" is a cause for termination. The Standard of Ethics states that managers must "operate within the law in all aspects," and continues:

> Personal relationships with any person providing a business service to Costco is not a sound practice and generally prohibited. Do not seek or accept from any person or company doing business with Costco any gift, service, loan, entertainment or trip of any value. Your position at Costco must never be used to influence a vendor or any person doing business with us to personally benefit you or your family.
>
> * * *
>
> Records (payroll, personnel, inventory, etc.) are never manipulated in an effort to enhance performance or results.
>
> * * *
>
> At the core of our philosophy as a company must be the implicit understanding that not one of us is required to lie or cheat on behalf of Costco or to enhance our company or personal performance. Managers must never engage in any activity which could raise a question concerning their integrity. Any time there is the slightest doubt about an activity that could be questioned regarding honesty, integrity or intent it must be presented and discussed with your Manager or Regional Vice President to remove any shade of doubt.

As part of its financial reporting process, on a quarterly basis senior employees involved in international operations sign a certification to the CEO and CFO that includes compliance with the FCPA (attached hereto as Exhibit E). The certification states (among other things):

> all employees or agents thereof have complied with the provisions of the Foreign Corrupt Practices Act, including any prohibition in the Act against providing any money or any thing of value to any foreign government official, candidate for governmental office, political party or any other person knowing that such other person will offer the money or thing of value to any foreign government official, candidate for governmental office or political party, in

order to influence a government official in the performance of his official duties or otherwise secure an improper advantage.

Moreover, proposed NASDAQ listing standards that will likely be effective in January 2004 require that each listed company adopt a code of conduct that will apply to all employees, officers and directors. This code of conduct will further address issues of financial integrity, compliance with laws and enforcement mechanisms. In addition, Sarbanes-Oxley requires each company to adopt mechanisms for anonymous reports to the Company's Audit Committee regarding financial and auditing practices, a mechanism that the Company will have in place no later than January 2004, which is prior to the Company's 2004 Annual Meeting at which the Proposal would be presented.

The Mission Statement, Standards of Conduct and Discipline, and Standard of Ethics are all contained in the Company's Employee Handbook. Every employee receives a copy of the Employee Handbook at the time they are hired and must sign an acknowledgement that they have read the handbook. In addition, every new employee is required to watch a video in which James D. Sinegal, President and founder of the Company, emphasizes the importance of the Mission Statement and ethical and lawful conduct of business. Furthermore, every time the Employee Handbook is updated (approximately every three years), each and every current employee receives a copy and must sign an acknowledgement that he/she has read the handbook. The Company's numerous policies and procedures addressing the subject matter of a shareholder proposal are just the type that the Staff has determined in the past to constitute substantial implementation of a shareholder proposal.

C. The Proposal may properly be excluded under Rule 14a-8(i)(10)

The Company believes that the Proposal is already, or will be, substantially implemented by its existing and to-be-adopted policies and procedures. Accordingly, the Company believes that it may properly omit the Proposal from its Proxy Materials in accordance with Rule 14a-8(i)(10).

III. Rule 14a-8(i)(3) – False and Misleading

A. The Proposal and Supporting Statement contain false and misleading statements in violation of the Commission's proxy rules

Rule 14a-8(i)(3) provides that a shareholder proposal or supporting statement may be omitted if it is "contrary to any of the Commission's proxy rules," including Rule 14a-9's prohibition on materially false and misleading statements in proxy solicitation materials. Note (b) to Rule 14a-9 states that "misleading" material includes "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual

foundation." Proposals containing unfounded and unsubstantiated assertions representing the personal opinions or suspicions of a shareholder are excludable under this provision. *See, e.g.,* Detroit Edison Co. (Mar. 4, 1983) (statements implying company engaged in improper "circumvention of . . . regulation" and "obstruction of justice" without factual foundation provided a basis for excluding the proposal under former Rule 14a-8(c)(3) (the predecessor to the current Rule 14a- 8(i)(3)). Set forth below are the statements contained in the Proposal and Supporting Statement that have no basis in fact, or omit to state relevant information, or are false and misleading and, therefore, violate Rule 14a-9 of the Exchange Act.

In the fifth paragraph of the Supporting Statement, the Proponent asserts that "The International Ombudsman Centre for the Environment and Development, a respected, independent non-governmental organization, found negligence on the part of the authorities overseeing the project, and there has been speculation in the press about 'donations' that residents thing may have facilitated its approval." This statement, when read in light of the rest of the Supporting Statement is clearly misleading because it gives investors the impression that the International Ombudsman Centre reported bribery in connection with the Cuernavaca store when, in fact, the report makes no reference to bribery. The "negligence" alleged by the International Ombudsman Centre is a far cry from bribery. This statement is also misleading because it first mentions the International Ombudsman Centre, labeling it as "respected" and "independent," and then mentions speculation in the press about bribes being paid in connection with the development. The juxtaposition of these statements misleads investors by attempting to lend credibility to the press reports, which contain nothing but pure speculation. Even this speculation does not even make any mention that the Company might have been involved in the alleged bribes.

In the eighth paragraph of the of the Supporting Statement, the Proponent asserts that "the current Code of Ethics posted on Costco's website is only 19 words long and in our opinion does not adequately address the complexities of international business transactions." This statement is misleading in that it does not adequately capture the Company's extensive efforts regarding compliance with all laws, and the FCPA in particular. As discussed above, the Company has in place a Standard of Ethics that applies to all employees in a managerial or supervisory role and requires certifications to the CEO and CFO that include compliance with the FCPA. In addition, the Company has in place a Mission Statement and Standards of Conduct and Discipline that apply to every member of the Company. The statement also makes no mention of the fact that proposed NASDAQ listing standards that will be effective in January 2004 require that each listed company adopt a code of conduct that will apply to all employees, officers and directors. This code of conduct will further address issues of financial integrity, compliance with laws and enforcement mechanisms. Thus, this paragraph suggests to investors that the Company does not take compliance with laws seriously when it clearly does.

Furthermore, the Proponent's Supporting Statement as a whole suggests that the Company was involved in corruption and bribery in connection the store in Cuernavaca and that it does not take seriously compliance with the FCPA. The Company was not involved in bribery or corruption in developing the store in Cuernavaca and, in fact, went above and beyond governmental requirements to develop the store in as responsible a manner as possible. The Company worked with local authorities to reduce the store's impact on the environment, revising its plans to reduce the number of trees that would be cut and temporarily transplanting others until construction was complete. The Company also worked to save murals that were in the rundown buildings on the store site and arranged to have the murals restored. These murals will be housed in a museum and cultural plaza constructed by the Company. The Company believes that there is no evidence of any bribery, that the Proponent knows this and, if the Staff determines that the Proposal and Supporting Statement must be included in the 2004 Proxy Materials, that the Supporting Statement should be required to state that the proponent has no evidence that Costco or its affiliates have paid any bribes, in Cuernavaca or elsewhere. The Proponent should also be required to state that its Proposal arises from its opposition to the building of the warehouse in Cuernavaca.

B. The Proposal may properly be excluded under Rule 14a-8(i)(3)

As a result of the materially false and misleading statements discussed above, the Proposal and Supporting Statement may be omitted from the Company's 2003 Proxy Materials pursuant to Rule 14a-8(i)(3). If the staff does not concur that the entire Proposal and Supporting Statement may be omitted from the Company's Proxy Materials, the Company believes that at a minimum:

1. the third sentence of the fourth paragraph should be deleted in its entirety as a misleading and inflammatory statement about controversy surrounding the Cuernavaca store with unfounded insinuation that the Company was involved in bribery;

2. the eighth paragraph should be revised to make it clear that the Code of Ethics on the Company's website is not the Company's only mechanism for ensuring compliance with the laws and the FCPA; and

3. the Supporting Statement should be revised to state that the Proponent has no evidence that Costco or its affiliates have paid any bribes, in Cuernavaca or elsewhere, and that the Proposal arises from the Proponent's opposition to the building of the warehouse in Cuernavaca.

IV. Conclusion

Based on the foregoing, the Company hereby respectfully requests that the Staff agree that it will not recommend any enforcement action if the Proposal is omitted from the Company's 2004 Proxy Materials under Rule 14a-8(i)(7) and/or Rule 14a-8(i)(10).

Should you have any questions or comments regarding the foregoing, or should any additional information be desired in support of the Company's position, please contact the undersigned at (206) 389-4264. If the Staff is inclined to deny the Company's request, we would appreciate the opportunity discuss such a determination in advance of your formal written response.

Very truly yours,

David R. Wilson

Attachments

Cc: Adam Kanzer, Esq. (Domini Social Investments LLC)
John Sullivan (Costco Wholesale Corporation)

SE 550425 v2

EXHIBIT A

Shareholder proposal and supporting statement received from Domini Social Investments LLC

Domini
SOCIAL INVESTMENTS LLC

The Way You Invest Matters℠

August 12, 2003

Joel Benoliel, Esq.
Senior Vice President
Chief Legal Officer
Costco Wholesale Corporation
999 Lake Drive
Issaquah, WA 98027
jbenoliel@costco.com
Fax: (425) 313-8162

BY FAX, EMAIL AND FEDEX

Dear Mr. Benoliel:

I am writing to you on behalf of Domini Social Investments, the manager of a socially responsible family of funds based on the Domini 400 Social Index, including the Domini Social Equity Fund, the nation's oldest and largest socially and environmentally screened index fund. Our funds' portfolio holds more than 120,000 shares of common stock in Costco Wholesale Corporation.

The attached proposal is submitted for inclusion in the next proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. We intend to maintain ownership of the required number of shares through the date of the next stockholder's annual meeting. A letter verifying our ownership of Costco shares from Investors Bank and Trust, custodian of our Portfolio, is enclosed. A representative of Domini Social Investments will attend the stockholders' meeting to move the resolution as required by the SEC Rules.

We strongly believe that this proposal is in the best interest of Costco and its shareholders. Please direct any correspondence relating to this proposal to my attention.

Sincerely,

Adam Kanzer
General Counsel

Encl.

cc: Jim Sinegal, President & CEO

536 Broadway, 7th Fl, New York, NY 10012-3915 Tel: 212-217-1100, Fax: 212-217-1101, Investor Services: 800-582-6757
Email: info@domini.com, URL: www.domini.com

REQUEST FOR ANTI-BRIBERY CODE OF ETHICS

Whereas:

- Costco operates in seven countries. After the US and Canada, the country with the largest number of Costco warehouses is Mexico, with 21 locations;

- Transparency International (TI), an international nongovernmental organization dedicated to curbing corruption, has identified government corruption as a serious problem for international business. In Mexico specifically, TI's 2003 Global Corruption Report found that 59% of the population has personally experienced government corruption, and that the average Mexican perceives 77% of the country's civil servants to be corrupt;

- Transparency International's 2002 Corruption Perceptions Index, a compilation of data from the World Bank, World Economic Forum, and other respected policy and academic sources, gave Mexico a corruption rating of 3.6 on a scale where 1 indicated maximum corruption and 10 indicated maximum honesty;

- a Transparency International survey of private sector leaders in 15 emerging market economies found that in all these countries, bribery is believed to be most prevalent in the construction/public works sector;

- suspicion of involvement in bribery can seriously damage our company's reputation and endanger shareholder value. We believe such suspicions have already arisen in Cuernavaca, Mexico, where Costco's construction on a site of cultural and environmental importance was opposed by a number of groups of local residents. The International Ombudsman Centre for the Environment and Development, a respected, independent non-governmental organization, found negligence on the part of the authorities overseeing the project, and there has been speculation in the press about "donations" that residents think may have facilitated its approval;

- The Foreign Corrupt Practices Act (FCPA) prohibits American companies from bribing public officials in international business transactions. Many companies have implemented programs to ensure compliance with the Act;

- the Organization for Economic Cooperation and Development and the International Chamber of Commerce have developed model codes of conduct for multinational enterprises to prevent bribery and corruption;

- in a 2002 shareholder letter, our Chairman and President wrote that "corporate citizenship is high on our list of priorities." However, the current Code of Ethics posted on Costco's website is only 19 words long and in our opinion does not adequately address the complexities of international business transactions;

THEREFORE BE IT RESOLVED that the shareholders request the Board of Directors of Costco to develop a thorough Code of Ethics that would also address issues of bribery and corruption. A report including the Code and discussing Costco's implementation of the Code shall be prepared at reasonable expense, omitting proprietary information, and made available to shareholders by July 1, 2004.

SUPPORTING STATEMENT

We believe the Code of Ethics should include:

- oversight of payments made through business partners or other third parties
- a clear chain of accountability for implementation
- adequate reporting mechanisms and whistleblower protection
- robust audit mechanisms to evaluate compliance
- specific disciplinary measures for code violations
- linkage of successful code implementation to executive compensation levels
- specific measures to ensure compliance with FCPA

EXHIBIT B

Mission Statement

"WHAT DO WE STAND FOR?"
1.0
INTRODUCTION


COSTCO
JIM

Our Mission

To continually provide our members with quality goods and services at the lowest possible prices.

In order to achieve our mission we will conduct our business with the following Code of Ethics in mind:

Our Code of Ethics

1. **Obey the law.**
2. **Take care of our members.**
3. **Take care of our employees.**
4. **Respect our vendors.**

If we do these four things throughout our organization, then we will achieve our ultimate goal, which is to:

5. **Reward our shareholders.**

Costco's Code of Ethics[1]

1. Obey the Law


OBEY THE LAW

The law is irrefutable! Absent a moral imperative to challenge a law, we must conduct our business in total compliance with the laws of every community where we do business.

We pledge to:

- Comply with all statutes.
- Respect all public officials and their positions.
- Comply with safety and security standards for all products sold.
- Exceed ecological standards required in every community where we do business.
- Comply with all applicable wage and hour laws.
- Comply with all applicable anti-trust laws.

[1] *Adapted from Jim Sinegal's presentation of Costco's Code of Ethics*

2. Take care of our members


TAKE CARE OF OUR MEMBERS

Costco membership is open to business owners, as well as individuals. Our members are our reason for being – the key to our success. If we don't keep our members happy, little else that we do will make a difference.

There are plenty of shopping alternatives for our members and if they fail to show up, we cannot survive. Our members have extended a trust to Costco by virtue of paying a fee to shop with us. We will succeed only if we do not violate the trust they have extended to us, and that trust extends to every area of our business.

To continue to earn their trust, we pledge to:

- Provide top-quality products at the best prices in the market.
- Provide high quality, safe and wholesome food products by requiring that both vendors and employees be in compliance with the highest food safety standards in the industry.
- Provide our members with a 100% satisfaction guaranteed warranty on every product and service we sell, including their membership fee.
- Assure our members that every product we sell is authentic in make and in representation of performance.
- Make our shopping environment a pleasant experience by making our members feel welcome as our guests.
- Provide products to our members that will be ecologically sensitive.
- Provide our members with the best customer service in the retail industry.
- Give back to our communities through employee volunteerism and employee and corporate contributions to United Way and Children's Hospitals.



3. Take care of our employees

TAKE CARE OF OUR EMPLOYEES

Our employees are our most important asset. We believe we have the very best employees in the warehouse club industry, and we are committed to providing them with rewarding challenges and ample opportunities for personal and career growth.

We pledge to provide our employees with:

- Competitive wages
- Great benefits
- A safe and healthy work environment
- Challenging and fun work
- Career opportunities
- An atmosphere free from harassment or discrimination
- An Open Door Policy that allows access to ascending levels of management to resolve issues
- Opportunities to give back to their communities through volunteerism and fund-raising



Career Opportunities at Costco:

- Costco is committed to promoting from within the company. More than 85% of our current management team members (including Warehouse, Merchandise, Administrative, Membership, Front End and Receiving Managers) are "home grown."
- Our growth plans remain very aggressive and our need for qualified, experienced employees to fill supervisory and management positions remains great.
- Today we have Warehouse Managers and Vice Presidents who were once Stockers and Callers or who started in clerical positions for Costco. We believe that Costco's future executive officers are currently working in our warehouses, depots and buying offices, as well as in our Home Office.

4. Respect our vendors


RESPECT OUR VENDORS

Our vendors are our partners in business and for us to prosper as a company, they must prosper with us.

To that end, we strive to:

- Treat all vendors and their representatives as you would expect to be treated if visiting their places of business.
- Honor all commitments.
- Protect all vendor property assigned to Costco as though it were our own.
- Not accept gratuities of any kind from a vendor.

These guidelines are exactly that – guidelines – some common sense rules for the conduct of our business. At the core of our philosophy as a company is the implicit understanding that all of us, employees and management alike, must conduct ourselves in an honest and ethical manner every day. In fact, dishonest conduct will not be tolerated. To do any less would be unfair to the overwhelming majority of our employees who support and respect Costco's commitment to ethical business conduct.

If you are ever in doubt as to what course of action to take on a business matter that is open to varying ethical interpretations, TAKE THE HIGH ROAD AND DO WHAT IS RIGHT.

If we follow the four principles of our Code of Ethics throughout our organization, then we will achieve our fifth principle and ultimate goal, which is to:

5. Reward our shareholders


REWARD OUR SHAREHOLDERS

- As a company with stock that is traded publicly on the NASDAQ stock exchange, our shareholders are our business partners.
- We can only be successful so long as we are providing them with a good return on the money they invest in our company.
- This, too, involves the element of trust. They trust us to use their investment wisely and to operate our business in such a way that it is profitable.
- Over the years Costco has been in business, we have consistently followed an upward trend in the value of our stock. Yes, we have had our ups and our downs, but the overall trend has been consistently up.
- We believe Costco stock is a good investment, and we pledge to operate our company in such a way that our present and future stockholders, as well as our employees, will be rewarded for our efforts.

What do Costco's Mission Statement and Code of Ethics have to do with you?

EVERYTHING!

The continued success of our company depends on how well each of Costco's employees adheres to the high standards we insist on, as mandated by our Code of Ethics. And a successful company means increased opportunities for success and advancement for our employees.

No matter what your current job, there are creative ways you can put Costco's Code of Ethics to work every day. It's reflected in the energy and enthusiasm you bring to work each day, in the relationships you build with your management, your co-workers, your vendors and your members.

By always choosing to do the right thing, to go the extra mile – you will build your own self esteem, increase your own chances for success and make Costco more successful, too. It is the synergy of ideas and talents, each of us working together and contributing our best, that makes Costco the great company it is today and lays the groundwork for what we will be tomorrow.

We're glad you are part of the Costco family, and we thank you for your valuable contributions to our company. We hope you will stay and grow along with us. We believe the best is yet to come!

How we do business

Our Warehouses:

- We operate in large, no-frill, low-cost facilities.
- Costco warehouses are designed for simplicity, economy and efficient use of shopping space, in keeping with our image of warehouse shopping at wholesale prices.

Our Merchandise:

- We offer a wide range of product categories with a narrow selection of the most popular items and styles within each category.
- Goods are displayed in original cartons on pallets, allowing for efficient storing and moving of products into display/sell positions.
- We carry nationally branded products as well our own top-quality private label goods (Kirkland Signature products), which must meet or exceed national brand quality and provide a substantial savings to our members.
- While name-brand recognition is very important, buyers purchase only high-quality products based on which items they can obtain at the best price. This is why at different times our members may find products of the same high quality but in different brands.

EXHIBIT C

Standards of Conduct and Discipline

"WHAT ARE THE RULES?"
11.0
STANDARDS OF CONDUCT AND DISCIPLINE TAB

11.1 STANDARDS OF CONDUCT AND DISCIPLINE

The following are basic Company guidelines. This is not intended to encompass all Company policies and procedures. If you have any questions, please check with your Supervisor for clarification.

We may, from time to time, at our discretion, modify these guidelines.

11.2 CAUSES FOR TERMINATION

The general course of action will be termination of employment. No previous Counseling Notices are necessary. If termination does not occur, the Employee Counseling Notice will be retained as a permanent part of the personnel file.

1. Falsification of Company records and/or time card including omitting facts or willfully giving wrong or misleading information. This includes, but is not limited to:
   - the employment application
   - internal investigations
   - benefit enrollment forms
   - inventory, vault or sales audit forms
   - signing someone else's time card or swiping someone else's name badge
   - having your time card signed or your name badge swiped by someone else
2. Violation of the Company policy prohibiting harassment including, but not limited to, sexual harassment, retaliation, or interfering with an investigation.
3. Violation of the Company policy prohibiting discrimination against or harassment of co-workers, vendors or members, including malicious gossip, and derogatory attacks. This includes, but is not limited to, retaliation, or interfering with an investigation.
4. Unauthorized disclosure of confidential information relating to Costco, its members, employees, vendors or agents.
5. Violation of Manager's Standard of Ethics.
6. No call/no show for three consecutive days (job abandonment) and/or unauthorized absence for three consecutive days.
7. Unauthorized leave of absence or failing to return from a leave of absence and/or failure to provide required documentation for a leave of absence.
8. Unbecoming conduct, horseplay, unnecessary noise, or any act that jeopardizes the order of business and safety of the Company, the employee, other employees, customers, vendors, or Company property.

9. Any conflict of interest which includes, but is not limited to, creating a business in competition with Costco, working for another employer in competition with the Company, or performing unauthorized work for a customer as a representative of Costco.
10. Serious misconduct of any kind as defined by the Company.
11. Three unpaid suspensions in any 12-month period.
12. Any relationship that jeopardizes your ability to perform your job responsibilities safely, competently and/or honestly.
13. Creating or contributing to unsanitary or immoral conditions.
14. Reporting for or returning to work under the influence of intoxicants; or possessing, consuming, or selling any controlled substances on Company premises; or refusing to be tested for alcohol and/or substance abuse in the event of reasonable suspicion or as a result of being involved in or having contributed to an accident involving injury or harm to individuals, property or equipment; or testing positive. Any violation of the Company's Drug and Alcohol-Free Workplace Policy, described in Section 2.6. [10]
15. Proof or confession of dishonesty including, but not limited to, grazing [11] or theft of any kind. Arrest and conviction of a felony; or other adjudication or where sentence is imposed. [12]
16. Borrowing, using, lending, removal of, or giving away Company funds, merchandise, or equipment without written authorization of the Manager.
17. Fighting, striking, or attempting to strike another person, or any act of violence or threat of violence occurring on Company premises or on Company time.
18. Willful damage or destruction of Company property, equipment, merchandise, or property of others on Company premises.
19. Any act of insubordination, or refusal to comply with the direct instructions or directions of your Supervisor, including but not limited to, any violation or non-compliance with a Contract for Continued Employment.
20. Possession of firearms, weapons, or explosives on Company time or premises.

[10] *Except where prohibited by state law. In the state of Vermont, state law requires rehabilitation.*

[11] *This includes, but is not limited to: shelf stock, RTV merchandise, merchandise returned at membership, and any packages that become opened by either members during the course of the day or damaged in the process of stocking (i.e., blade cut, defective seams, etc.). Also included are Food Court and fresh food products and any ingredients used in their preparation. "If you didn't buy it, don't eat it!"*

[12] *Except where prohibited by state law. In the state of Hawaii, the conviction must be related to the position held.*

21. Extending or receiving unauthorized discounts, refunds, or credits; failure to record sales; ringing up own sales or a family member's sales; working with an open register.
22. Unauthorized posting, distribution, removal, or alteration of any material on Company property.
23. Unauthorized entry or exit from Company premises at points other than those designated for employees. Going into restricted areas without authorization.
24. Leaving the Company premises during working shift without permission of management.
25. Exceeding the maximum time granted for leaves of absence or exceeding a vacation period.
26. Accepting employment with another employer while on leave of absence.
27. Disobedience of Company rules including, but not limited to, E-mail/Internet policy, safety policies and procedures, fire procedures, and sanitary rules and regulations.
28. Accepting gratuities, gifts, presents, money, or tips from members/customers and/or vendors.
29. Failure to produce and/or maintain required licenses.
    - Licensed or certified Pharmacy, Optical, Hearing Aid personnel are required to maintain their own licenses or certificates as a condition of employment.
    - Employees working in the tire shop must maintain current driver's license.
30. Failure to report to your Supervisor any injury, accident, or damage to Company property.

11.3 CAUSES FOR DISCIPLINARY ACTION

Counseling Notices will be issued within three scheduled working days of the violation coming to Management's attention (excluding Saturdays, Sundays and holidays).

In some instances, such as an ongoing investigation, such issuance may exceed three scheduled working days. You will be asked to sign the Counseling Notice.

- The first violation will result in a documented Employee Counseling Notice.
- The second violation of the same or similar nature within a 6-month period will result in a second documented Employee Counseling Notice.

- The third violation of the same or similar nature within a 6-month period will result in termination of employment.
- Four counseling notices within any 6-month period, even if unrelated, will result in termination of employment. (A Counseling Notice for Excessive Absenteeism cannot be counted as one of these four counseling notices.)

Note: Employee Counseling Notices for violations of minor offenses will remain in the employee's personnel file for six months. Employee Counseling Notices for absenteeism will remain in the employee's personnel file for one year. Employee Counseling Notices for violations of major offenses will remain in the employee's personnel file permanently.

1. Excessive absenteeism is defined as exceeding seven instances in any 12-month period, extended by any leave of absence. (When absent for two or more consecutive days, this is one instance.)
   - The eighth instance in any 12-month period will result in a documented Employee Counseling Notice.
   - The ninth instance in any 12-month period will result in a documented Employee Counseling Notice.
   - The tenth instance in any 12-month period will result in an unpaid 3-day suspension.
   - The eleventh instance in any 12-month period will result in termination of employment.

   Note: Paid sick leave is included for purposes of calculating instances of absence.

   Absences Which Do Not Count:
   - If you have requested a day off in advance and received your Supervisor's approval, this will not count as an instance of absenteeism.
   - Absence due to an approved leave of absence (including Family and Medical Leave Act), jury duty, funeral leave, veteran's leave, or workers' compensation leave will not count as an instance of absenteeism.
   - If you report to work and leave prior to the end of your scheduled shift due to illness, and with the approval of your Supervisor, this will not be included for purposes of calculating instances of absenteeism. However, if you have had excessive absenteeism, or have requested permission to leave early due to sickness on a frequent basis, your Supervisor may ask that medical substantiation of your illness be produced. If it is not, then that instance of absence will be counted as an instance of absenteeism.

- If you or a member of your family has a serious illness which results in your incurring more instances of absenteeism than are permitted, an exception may be made so that any absence due to such illness will not count as an occasion of absenteeism, provided medical substantiation is produced, in accordance with FMLA and state regulations.

2. Excessive tardiness – three separate tardies in any 30-day period is considered excessive. Reporting to work four or more minutes late is considered tardy. Tardies can only be counted once.
3. No call/no show. Reporting for work one hour or more after your scheduled shift, without contacting management.
4. Failure to perform work as required. Not meeting Company requirements for quality, accuracy or quantity of work; inefficiency or the inability to perform assigned tasks (job incompetence).
5. Use of rude, derogatory, or obscene language between Supervisors, co-workers, members/customers and/or vendors, not of the nature to constitute a violation of the anti-harassment policy.
6. Discourtesy, insolence, or rudeness to a member or vendor.
7. Trading, switching, or not following the posted work schedule without prior approval of management.
8. Beginning work prior to the start of your scheduled shift or leaving before your work schedule is completed without the express approval of management to change your schedule. Working "off the clock."
9. Failure to show up for work or call in prior to the beginning of the work shift. Notification must be made to your Supervisor one hour before the start of the work shift unless you are working the first shift of the day, in which case you must notify your Supervisor at the start of the shift.
10. Improper use of Company property.
11. Unnecessary loitering, wasting of time, engaging in personal conversations, detracting from your work or the work of others, including any behavior or conduct that causes a disruption in the workplace.
12. Use of Company telephones, fax machines, computers, and property for personal business, except in the case of an emergency and then only with express management approval.
13. Taking extended breaks or meal periods. Loafing or other abuse of Company time.

14. Parking cars in areas not assigned as employee parking areas or "on premises" traffic violations.
15. Violations of established cash handling policies and procedures (excluding theft of any kind or other acts of dishonesty).
16. Chewing gum, chewing tobacco, or smoking, except in designated areas, and never on the sales floor or at the registers.
17. Failure to follow any safety rules or regulations, including, but not limited to, using improper lifting or box cutting techniques.
18. Presenting the Company with a personal check for insufficient funds, closed account, etc.
19. Soliciting or collecting funds for any purpose during actual working hours without permission of a Supervisor or Manager.
20. Failure to follow rules and regulations from the Security Department concerning identification/name badges and/or other procedures.
    Note: Employee parcels, lunch boxes, backpacks, lockers, etc. are subject to periodic search. Lockers are provided in the break area for personal belongings. Personal belongings are to be secured in a locker, not taken to the checkstand or on the sales floor. Employees are responsible for providing a padlock for their locker.
21. Violation of Costco's Personal Appearance policy.

EXHIBIT D

Standard of Ethics

11.5 STANDARD OF ETHICS (MANAGERS/SUPERVISORS)

The Costco Mission Statement sets forth our commitment to obey the law, take care of our members and employees, respect vendors, and reward our shareholders. We cannot accomplish this unless we adhere to a set of moral principles that project our Mission's goal to our fellow employees, members, vendors and community. In accepting a position of management you must be committed to and demonstrate a role of honesty and forthrightness. Managers above all else lead by example.

- The rights of employees, members and vendors must be treated with respect and dignity.
- Inappropriate fraternization with employees creates an atmosphere of conflict of interest and favoritism and is not acceptable.
- Managers must always strive to keep the workplace free of any form of harassment or discrimination. All members of management must review, be versed in and administer the policy prohibiting harassment and discrimination as outlined by the Costco Employee Agreement. All forms of harassment, whether due to race, color, national origin, ancestry, sex, sexual orientation, religion, age, disability, veteran status, political ideology or any other reason is prohibited.
- Vendors are dealt with in the same honest and forthright fashion we expect from them.
- Personal relationships with any person providing a business service to Costco is not a sound practice and generally prohibited. Do not seek or accept from any person or company doing business with Costco any gift, service, loan, entertainment or trip of any value. Your position at Costco must never be used to influence a vendor or any person doing business with us to personally benefit you or your family.
- Without proper authorization, confidential information must never be released to outside sources.
- Records (payroll, personnel, inventory, etc.) are never manipulated in an effort to enhance performance or results.
- Costco merchandise, equipment, supplies and employees are not to be exploited for personal gain.
- Our management commitment requires us to operate within the law in all aspects. Company policies and directives are to be adhered to in all aspects of the operation.
- All Managers are to be aware of and administer our Drug and Alcohol-Free Workplace Policy as defined in the Costco Employee Agreement.

Employee Agreement

Our goal is a safe and efficient working and shopping environment. Following and administering the standards of conduct and discipline as stated in the Costco Employee Agreement is one of the management tools used to create this environment.

The above are some common sense guidelines for our job. Guidelines can never answer every question or solve all problems. At the core of our philosophy as a company must be the implicit understanding that not one of us is required to lie or cheat on behalf of Costco or to enhance our company or personal performance. Managers must never engage in any activity which could raise a question concerning their integrity.

Any time there is the slightest doubt about an activity that could be questioned regarding honesty, integrity or intent it must be presented and discussed with your Manager or Regional Vice President to remove any shade of doubt.

EXHIBIT E

Quarterly Certification

<u>CERTIFICATION</u>

The undersigned hereby confirms, to the best of my knowledge and belief and under penalty of perjury, that:

1. The books and records of [Name of subsidiary] are maintained in accordance with the policies and procedures of Costco Wholesale Corporation (the "Company").

2. The financial and operating information regarding [Name of subsidiary] and the International Financial Reporting Package presented to the Financial Reporting Department in connection with the preparation of the Company's Annual Report on Form 10-K for the year ended September 1, 2002

do not contain any untrue statements of a material fact nor omit to state any material fact necessary to cause the statements in the Annual Report to not be misleading to a reasonable investor,

and fairly present, in all material respects, the results of operations and financial condition of [Name of subsidiary].

3. [Name of subsidiary] and all employees or agents thereof have complied with the provisions of the Foreign Corrupt Practices Act, including the prohibition in the Act against providing any money or any thing of value to any foreign government official, candidate for governmental office, political party or any other person knowing that such other person will offer the money or thing of value to any foreign government official, candidate for governmental office or political party, in order to influence a government official in the performance of his official duties or otherwise to secure an improper advantage.

Dated: ________________, 2002

____

Name:
Title:

Dated: _______________, 2002

____
Name:
Title:

Dated: _______________, 2002

____
Name:
Title:

Domini

SOCIAL INVESTMENTS LLC

The Way You Invest Matters℠

October 30, 2003

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
450 Fifth Street NW
Washington, DC 20549

RECEIVED
2003 OCT 31 PM 3:44
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Re: Costco Wholesale Corporation
Shareholder Proposal of Domini Social Investments

Dear Ladies and Gentlemen:

I am writing on behalf of Domini Social Investments LLC in response to a letter written by attorneys representing Costco Wholesale Corporation ("the Company") dated September 23, 2003, notifying the Commission of the Company's intention to omit the above-referenced shareholder proposal ("the Proposal," attached as Exhibit A) from the Company's proxy materials. In its letter ("the no-action request," attached as Exhibit B), the Company argues that the Proposal may properly be excluded from the Company's materials for three reasons: first, because it relates to the Company's ordinary business operations (Rule 14a-8(i)(7)); second, because it has been or soon will be substantially implemented by the Company (Rule 14a-8(i)10); and third, because it contains statements that are materially false and misleading (Rule 14a-8(i)(3)). We disagree with all three of the Company's arguments, and respectfully request that the Company's request for no-action relief be denied.

I. Ordinary Business

The Proposal does not focus on ordinary business because it addresses substantial public policy issues, and the Staff has consistently denied no-action requests under Rule 14a-8(i)(7) where shareholder proposals addressed such issues. The Proposal requests that the Company develop a comprehensive Code of Ethics addressing issues of bribery and corruption, and prepare a report to shareholders discussing implementation of this Code. The Proposal comes at a time when our Company finds itself at the center of a significant controversy surrounding a project to build a Costco warehouse in Cuernavaca, Mexico, during which suspicions of bribery and corruption have arisen. We believe that denial of relief under Rule 14a-8(i)(7) is entirely consistent with previous Staff no-action letters, and respectfully request that the Company's argument be rejected.

536 Broadway, 7th Fl, New York, NY 10012-3915 Tel: 212-217-1100, Fax: 212-217-1101, Investor Services: 800-582-6757
Email: info@domini.com, URL: www.domini.com

Our argument is divided into four sections: 1. Background on the controversy surrounding the Company's Cuernavaca project; 2. A description of allegations of bribery and corruption that have arisen regarding the project; 3. A brief discussion of bribery and corruption generally as a significant public policy issue, and as an issue for investors; and 4. A discussion of Commission no-action letters regarding ordinary business challenges to proposals that also raise significant social policy issues.

A. Background on the Cuernavaca project

The filing of this shareholder proposal was originally prompted by a controversy arising from the Company's recent acquisition and development of a property in Cuernavaca, a city located in the Mexican state of Morelos. The project has provoked significant controversy as well as suspicions that the Company was involved in bribery in connection with the project.[1] We believe that the Company's reputation has been damaged as a result of this controversy, and that it must take action to prevent similar controversies in the future.[2]

The property in question is the former site of a hotel called the Casino de la Selva. Never actually used as a casino, the hotel was built in 1931 by a wealthy patron of the arts, who commissioned a well-known architect to design it and, over the course of the next several decades, hired the leading painters of two generations of Mexican artists to paint murals on its walls. Also housing a theatre, an art gallery, and a renowned school of ceramics, the hotel became an internationally known gathering place for artists, intellectuals, and visitors from many countries, and was immortalized in both literature and film.

In the 1990s, the hotel fell into disrepair and came into the possession of the Mexican authorities when its owners defaulted on their taxes. The authorities' subsequent decision to sell the property to Costco and its Mexican partner company, Comercial Mexicana, was opposed by a substantial number of groups and individuals. In addition to the hotel's art and architecture, some opponents of the project sought to protect archeological artifacts that were found on the site, as well as the plants and trees that surrounded the hotel complex. The Casino site is also in the close vicinity of a large market at which thousands of local people from the surrounding area sell their products; these vendors feared that competition from the planned megastores would put them out

[1] At the outset, it is worth noting that the fact that this project has generated significant controversy is not in dispute. In a brochure posted to the Company's website, Costco stated that "[o]ur development of the Cuernavaca site has been fraught with controversy almost from the beginning, and Costco has faced many obstacles and dilemmas along the way." The brochure goes on to describe the Company's efforts to address this controversy ("A Culture of Commitment: The Story of Costco in Cuernavaca," available at http://www.costco.com/frameset.asp?trg=images%2FProdImagesToProd%2FPDFs%2FCostco%5Fcuernavaca%2Epdf&log=).

[2] The Company was involved in a different land-acquisition controversy in the United States, in 2002, when it sought to acquire land the local government intended to seize through its powers of eminent domain. The Wall Street Journal editorial board remarked that this use of eminent domain "on behalf of private business ... represents the worst form of political collusion." The Journal also remarked that Costco "should buy their land in the open market instead of relying on local governments to seize a juicy location at below-market prices." "The First Church of Costco", *The Wall Street Journal* (May 30, 2002), A14.

of business. As the sale proceeded, a range of citizens and public figures began to speak out against the project.

Some of the criticism of the authorities' actions has come from elected officials. In the summer of 2001, the state legislature of Morelos (the state in which Cuernavaca is located) approved a resolution proposed by Representative Marco Antonio Adame Castillo of the PAN (the party of President Vicente Fox) urging the authorities to suspend work on the site and to conserve the cultural, historical, and archeological heritage it contained.[3] Later that year, the Senate Culture and Education Commission, led by Senator José Natividad González Páras of the PRI (the country's second largest party), passed a resolution recommending that the city government buy the property back from Costco in order to preserve it.[4] In September 2002, Senator Jesús Ortega Martínez, who leads the PRD, Mexico's third largest party, filed suit against the people responsible for approving the project, charging that they have committed violations of federal law. The lawsuit, (which can be accessed on the senator's website at <http://www.prd.senado.gob.mx/senadores/nota.lasso?s=1&c=424), states that the Casino was "undoubtedly a symbol of the city" and that it contained "a great wealth of natural resources and of cultural and artistic heritage" that authorities failed to protect.

The project has also received criticism from a number of environmental groups,[5] and in the fall of 2002, Francisco Icaza, José Reyes Meza, and Jorge Flores, three of the muralists whose work decorated the walls of the Casino, declared their intention to file suit regarding the treatment of their murals by Costco.[6]

There have also been a series of protests and demonstrations against the project, some of which included thousands of people. At one such demonstration in August of 2001, demonstrators were beaten and arrested. A Morelos State Human Rights Commission later ruled that these demonstrators had been violated both by the local police and by security personnel hired by the

[3] *Periódico Oficial, "Tierra y Libertad," Organo del Gobierno del Estado Libre y Soberano de Morelos*, 22 August 2001: p. 4.
[4] Alvarez, Carmen. "Recomienda Senado expropriación," *Reforma*, 6 September 2001: 3C.
[5] In February 2002, the Group of 100, a well-known Mexican environmentalist group, stated publicly that the wooded grounds of the former Casino should not be destroyed to make way for Costco's construction, because they constituted an important green space in the city center and eliminating them would have "an exceedingly negative effect on the climate." (Grupo de Cien, "No a la construcción de la megatienda Costco-Price-Comercial Mexicana en el Casino de la Selva" (Cuernavaca, Morelos, Febrero del 2002), p. 1. The original quote reads "un impacto sumamento negative para el clima." A number of other environmental groups joined the Group of 100 in endorsing an academic report that came to this conclusion. Written by Professor Rafael Monroy Martínez, chair of the Department of Botany at the Center for Biological Studies at the Independent University of Morelos, this study stresses the role of urban vegetation in moderating temperature and giving Cuernavaca its reputation as the "city of eternal spring." (Martínez, Rafael Monroy. *Análisis del Problema Socio Ambiental Casino de la Selva*. Departamento de Biología Vegetal, Centro de Investigaciones Biológicas, Universidad Autonoma del Edo. De Morelos (Febrero 2002), p. 3.) Greenpeace Mexico and the United States' Sierra Club have also expressed concern about the project's effects on plant and animal species. (For Greenpeace: Benet, Raúl. Letter to the directors of Costco, 18 January 2002. For the Sierra Club: Mills, Stephen (Director, International Program). Letter to Victor Lichtinger, Secretaría de Medio Ambiente y Recursos Naturales, 15 October 2002.)
[6] López, Sergio Raul. "Asegura que su mural estaba en buen estado," *Reforma*, 8 November 2002, 8C.

company developing the property,[7] and Amnesty International mentioned the allegations of force used against demonstrators at the Casino de la Selva in its Annual Report for 2003 (see http://web.amnesty.org/report2003/Mex-summary-eng).

Public figures of great renown and moral authority also weighed in against Costco's project. Gabriel García Márquez, winner of the Nobel Prize for Literature, has publicly advocated converting the hotel into an international university of fine arts.[8] Both Bishop Samuel Ruiz García (a three-time Nobel Peace Prize nominee who is internationally known for his role in brokering a peace agreement between the Zapatista rebels and the Mexican government) and General José Francisco Gallardo (a former prisoner of conscience who is also internationally known for his advocacy of human rights) have made public appearances and statements in support of those protesting the project.

While this is by no means a complete listing of the project's critics, it should serve to illustrate the controversial nature of the venture.

B. Suspicions of bribery and corruption

A number of the project's critics have suggested that the authorities involved in approving various aspects of the Costco/Comercial Mexicana project acted improperly, illegally, or in a corrupt manner. In the fall of 2002, in response to a request from a group of concerned citizens in Cuernavaca, the International Ombudsman's Centre for the Environment and Development (OmCED),[9] a nonprofit organization concerned with issues of sustainable development, conducted a study of the Casino de la Selva controversy. The OmCED report, which was issued

---

[7] Comisión Estatal de Derechos Humanos de Morelos, ruling of March 12, 2003, p. 35.

[8] Oscar Lopez, "García Márquez se pronuncia a favor de la Universidad de las Artes," *Ja Jornada Morelos*, 2 September2001: 10.

[9] OmCED's mission is to encourage sustainable development practices through nonadversarial, impartial investigations and conflict mediation. In situations where multiple stakeholders disagree about a development project, and where existing mechanisms for dealing with the issue are lacking or inadequate, OmCED conducts impartial inquiries and seeks to facilitate solutions. OmCED was founded in 2000 as a partnership between the Earth Council and the World Conservation Union. The Earth Council was founded in the wake of the United Nations Conference on Environment and Development, often referred to as the "Earth Summit," that was held in Rio de Janeiro, Brazil, in 1992. Now based at the University of Peace in Costa Rica, the Council is a nonprofit, nongovernmental organization whose mission is to mobilize and inform civil society on issues related to sustainable development. (For more information, see www.ecouncil.ac.cr.) The World Conservation Union was founded in 1948 as an association of both governmental and nongovernmental organizations dedicated to ensuring the equitable and environmentally responsible use of the world's natural resources. It currently includes 980 members in 140 countries. (For more information, see www.iucn.org.) OmCED is housed in the University of Peace, an institution of higher learning that was founded in San José, Costa Rica, in 1980 under the auspices of the United Nations. It is directed by Ambassador Frans van Haren, a Dutch diplomat who simultaneously serves as Vice-Rector for Institutional Affairs at the University of Peace and President of the Earth Council. (In 2001, van Haren was granted a leave of absence from the Dutch government, which he had represented in Brazil, in order to take up these duties. His previous experience includes service in a wide range of agencies and organizations, including the Dutch Ministry of Foreign Affairs, the International Energy Agency, and the Organization for Economic Cooperation and Development. (For more detail, see www.upeace.org/faculty/vharen.htm.)

in January of this year and can be accessed online at http://www.omced.org/MEXICO_CUERNAVACA.pdf, concluded that there had been negligence on the part of the government agencies involved in the approval of the project, and that these agencies had frequently failed to coordinate adequately with one another. It also noted that although Costco may not have been primarily responsible for the destruction of the Casino, the company had become the "visible face" of the entire controversy, and its reputation had been damaged by its association with what the report called "a cultural (and to a lesser extent, environmental) crime of great proportions." OmCED predicted that it will be "difficult for Costco to shake this burden, despite its efforts to repair its image by making a series of changes to the project to make it more environmentally and artistically sensitive." [10]

The controversy over Costco's acquisition and use of the Casino de la Selva property has received substantial coverage in Mexico and Spain. Having followed this controversy closely and sought to inform ourselves about it in detail, we have in our possession over 1,800 pages of coverage about the matter, published between March 2001 and the present. We do not claim that this collection of articles is exhaustive, but it does provide an overview of the way the matter has been portrayed in the Spanish-language media. From the inception of Costco's project, a wide variety of citizens and public figures have been quoted expressing their opinion that the purchase price the Company paid for the land was suspiciously low, and that there were irregularities, illegalities, or corruption involved in the approval of various aspects of the project by Mexican authorities. As our Proposal notes, Transparency International has documented a widespread belief among the Mexican public that much of its government is corrupt and susceptible to bribery. Given this context, we believe it is likely that readers of press reports alleging that agents of the government engaged in illegal activities would suspect they had been bribed to commit these illegalities—most probably by the companies whose project these officials approved.

The following is a sampling of quotations from newspaper and magazine articles on this matter. For each, we have provided an English translation here; the original article can be found in Exhibit C, where the relevant quote from each article has been marked.

In the spring of 2001, a Spanish publication reported that Costco had purchased the Casino de la Selva property for $10 million, far below its market value, and called the sale to Costco "the first cultural scandal for the government of Vicente Fox."[11] Later that summer the Mexico City paper *Reforma* quoted a former administrator of the hotel estimating its value at between $40 and $60 million and calling the sale to Costco at a bargain price a "dirty maneuver."[12] Varying assessments of the property's value—all far higher than Costco's purchase price—were regularly discussed in other articles during this period. Responding to this controversy in July 2001, the

[10] OmCED report, p. 51. The original quotations say that Costco is the "cabeza visible del 'atentado'," that what has happened is "un atentado cultural de grandes proporciones (en menor medida, también ecológico," and that the Company will find it "difícil desembarazarse, a pesar de sus intentos de reivindicar su imagen a través de sucesivas remodelaciones del proyecto, más amigables con el arte y la naturaleza."

[11] Manuel García, "Patrimonio Perdido," *El Tiempo*, (March 3, 2001): 66-67 (Document 1).

[12] Carmen Alvarez, "Califican remate de 'sucia maniobra'," (July 26, 2001): 1C (Document 2).

Morelos Citizens' Council for Culture and Arts (CCCAM), along with other civic organizations, gathered "to demand that the cultural authorities and the city council disclose, in a transparent manner, details of the sale of the ex-hotel Casino de la Selva" to Costco, in order to determine "whether it was completed in a legal fashion." [13] Cuernavaca city council member José Luis Correa Villanueva echoed these concerns, writing that Treasury Secretary Francisco Gil Diaz may have been involved in a "fraudulent sale" of the property to Costco. He suggested that because the Company "paid approximately a thousand pesos per square meter, there exists the possibility that the transaction was fraudulent. The per-square-meter assessment for real estate in the area in which the property is located greatly exceeds the amount that the company was required to pay."[14] Muralist Francisco Icaza and journalist Javier Sicilia, moreover, also raised questions about the past ownership of the property and the circumstances of its sale, suggesting that the Secretary of the Treasury may have "committed an irregularity" and that this may be "a case of corruption on the part of the authorities."[15]

A number of prominent citizens were also quoted in the press alleging that city and state officials had improperly or illegally facilitated the Company's project by granting it construction and use permits for the property. A former Cuernavaca city councilwoman, Verónica Ahumada Mata, blamed the mayor, Raúl Hernández Avila, for improperly authorizing the construction license as well as the permit that allowed the property to be used for a strictly retail (rather than more tourist-oriented) enterprise. She suggested that if he had abided by "legal norms, he should not have authorized" these permits.[16] The president of the Tourism Business Council, Salvador Castaneda y Brillanti, also "held mayor Raúl Hernández Avila responsible for all the cultural heritage that has been lost, as a result of not having analyzed the value of the property prior to issuing the permits to Costco."[17] Meanwhile, a group of parliamentary representatives of Morelos issued a document stating that "in view of the violations of the regulations governing construction, it may be possible to initiate legal proceedings against the mayor and the governor, Sergio Estrada Cajigal Ramírez." [18]

Business owners in the neighborhood of the Casino property also alleged that "there were irregularities in the permits that the state authorities granted to Costco," and that the speed and ease with which these were granted was "very unusual." These established business owners noted that they had had to wait far longer than Costco for permits, and had been required to

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[13] Oscar Lopez, "Exigen que se transparente la venta del Casino de la Selva," *La Jornada Morelos* (July 11,2001) 15 (Document 3).
[14] Carlos Gallardo Sanchez, "Presumen fraude en venta del ex Casino," *Morelos* (July 26, 2001): n.p. (Document 4).
[15] Oscar Lopez, "Aseguran que el Casino de la Selva nunca fue propiedad de Suárez Ruíz," *La Jornada Morelos* (July 23, 2001): back page (Document 5).
[16] Guadalupe Sámano Popoca, "Luto por el Casino de la Selva,"*Kronos* (July 22,2001): 19 (Document 6).
[17] Jéssica Gómez Macias, "José Raúl Hernández Avila, único culpable del acervo cultural perdido," *El Sol de Cuernavaca,* (July 18, 2001): n.p. (Document 7).
[18] Andres Serrano Chacon, "Asegura JRHA que los diputados están en todo su derecho de hacer el ridículo: Documento del PRI establece que hubo violaciones a reglamentos de construcción," *La Jornada Morelos* (July 28, 2001): 3 (Document 8).

preserve far more of the historical architecture on their property than the Company was obliged to do.[19]

Employees of the National Institute of Anthropology and History (INAH), moreover, denounced what they claimed were "irregularities in the approval of construction licenses to Costco." They noted that construction permits were granted despite the fact that INAH found pre-Columbian artifacts at the site, and speculated that these permits were granted "in exchange for computers donated to the offices" of the INAH by Costco. They went on to wonder "if there were also 'donations' of another kind."[20]

Finally, when the demolition work began, Ernesto Vilches, a Morelos-based writer, summed up a widely-expressed dismay at the authorities' actions when he "lamented the series of contradictions in which the municipal authorities have involved themselves, by on the one hand, assuring us that areas which have been provisionally designated as part of our cultural heritage will not be destroyed, while 'on the other hand they are being demolished.'" [21]

This selection of articles represents a mere fraction of the allegations that were made in the press, but should suffice to demonstrate that Costco's involvement in Cuernavaca has placed the Company at the center of a significant social controversy involving numerous allegations of corruption.

As investors, we are concerned that this reputational damage has endangered the value of our investment. The Company currently operates 20 warehouses in Mexico, and as shareholders we would like to see its operations expand and flourish both in that country and everywhere it does business. As we note in our Proposal, however, Mexico is considered by Transparency International (TI), the leading international nongovernmental organization dedicated to curbing corruption, to have substantial problems with both the reality and the perception of corruption. According to TI, the country ranks 58th out of 102 countries listed in its Corruption Perceptions Index (see www.globalcorruptionreport.org, pp. 262-265).

C. Bribery and corruption present significant social issues

Anti-bribery policies are increasingly recognized as important for all international corporations. A 2002 survey of current practices in anti-corruption policy conducted by the UK-based investment firm Friends, Ivory and Sime (currently known as ISIS Asset Management) revealed that 58% of the companies surveyed believed bribery and corruption to pose a material risk to

[19] Geovanni Barrios, "Presumen tolerancia de autoridad municipal," *Ahora Morelos*, (July 20, 2001): n.p. (Document 9).
[20] Kathia Sasso Blancas, "Fue irregular la aprobación de licencias de INAH a Costco," *La Jornada Morelos* (n.d.) n.p. (Document 10).
[21] Mariana Viayra Ramirez, "Comenzó la destrucción del inmueble que alberga al ex Casino de la Selva," *La Jornada Morelos* (July 14, 2001): 14. (Document 11).

their business.[22] A recent study from Cornell University demonstrated that government corruption impacts the valuation of corporations based in countries with poor corruption perception ratings.[23] This study was recently awarded the Moskowitz Prize, an annual award given by the socially responsible investment industry for excellence in academic research. The choice of this study for the award is an indication of the importance the socially responsible investment industry places on this issue. In addition, investors representing more than $3 trillion, including the Proponent, recently issued a statement on transparency in the worldwide extractive industry sector, which urged companies in that sector to improve disclosure of all payments they make to foreign governments. Endorsed by British Prime Minister Tony Blair, the Extractive Industries Transparency Initiative noted that "poor standards of governance and transparency . . . can give rise to corrupt operating environments," which in turn impair "economic transparency and social cohesion."[24] These studies and initiatives are just a few examples of a much broader trend among investors, corporations, and NGOS to encourage and adopt comprehensive anti-bribery policies. Over the course of the last decade, the Organization for Economic Cooperation and Development (OECD), the International Chamber of Commerce (ICC), and Transparency International have all worked extensively to raise awareness of the importance of corporate anti-corruption programs, to develop codes of conduct for private companies, and to assist companies in developing their individual codes.[25]

D. Commission precedents do not treat major public policy issues facing a company as ordinary business

The Commission has over many years stated that Rule 14a-8(i)(7) relating to ordinary business (and its predecessors) was inapplicable to shareholder proposals that raise "substantial policy" considerations and are not "mundane in nature." See Release 34-12999 (December 3, 1976). Most recently, this interpretation of the Rule was reiterated by the Commission in Release 34-40018 (May 21, 1998), which specifically determined that employment-related matters could raise important policy considerations. The release clarified that "Ordinary Business" determinations would hinge on two factors.

1.*Subject Matter of the Proposal*: "Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as hiring, promotion, and termination of employees, decisions on the production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on

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[22] See report at http://www.isisam.com/uploadfiles/area%20of%20engagement%20-%20bribery%20%20corruption%20%20report%20feb%2002.pdf, p. 4.
[23] Lee, Charles M. C., and David T. Ng. 2003. *Corruption and international valuation: Does virtue pay?*, Working paper, Cornell University (available at http://aem.cornell.edu/faculty_sites/dtn4/).
[24] See http://www.isisam.com/newsDetail.asp?newsID=183.
[25] See, for example, the OECD's Anticorruption Instruments and the OECD Guidelines for Multinational Enterprises at www.oecd.org/dataoecd/0/33/2638728.pdf, the ICC's Rules of Conduct to Combat Extortion and Bribery at www.iccwbo.org/home/statements_rules/rules/1996/briberydoc.asp, and Transparency International's Anti-Bribery Toolkit at www.transparency-usa.org/Toolkit3a.html.

sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." In release 40018 the staff explicitly overrode the prior staff determination that matters of employee relations were necessarily ordinary business.

2. *"Micro-Managing" the Company*: The Commission indicated that shareholders, as a group, will not be in a position to make an informed judgment if the "proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Such micro-management may occur where the proposal "seeks intricate detail, or seeks specific time-frames or methods for implementing complex policies." However, "timing questions, for instance, could involve significant policy where large differences are at stake, and proposals may seek a reasonable level of detail without running afoul of these considerations."

Many of the decisions cited by Costco as implicating the current resolution were explicitly characterized as ordinary business because they addressed "employment related" activities prior to the Commission's Release 34-40018 in May 1998. So it should be noted that these are really not appropriately cited as precedents – many could have the opposite result today. The cited resolutions treated as ordinary business entirely or largely because they addressed employment matters included Chrysler Corp. (February 18, 1998); USX Corp. (December 28, 1995); Lockheed Martin Corp. (January 29, 1997); AT&T Corp. (January 16, 1996); NYNEX Corp. (February 1, 1989); and Transamerica Corp. (January 22, 1986).

Other precedents cited by the Company as demonstrating micro-management are distinguishable because the proponent had failed to raise large enough public policy concerns to move from micro-management of mundane concerns to facing down big public policy challenges. In Barnett Banks, Inc. (December 18, 1995) the resolution asked the bank to issue a code of ethics, citing only general issues: for example, that such a code would reinforce public trust in the bank and be a good public relations tool. There was no sense from the resolution that the bank was implicated in or needed to respond to substantial public policy issues or public controversy. The Citicorp (January 8, 1997; January 9, 1998) decisions can also be understood in this light.

Costco argues that because the resolution seeks to address compliance and provide disclosure of enforcement mechanisms it should be treated as ordinary business. The Company cites compliance-oriented resolutions that were rejected as ordinary business. For instance, Citicorp (January 9, 1998) involved an effort to bolster compliance programs. But apparently the determinative factor for the staff was that the proposal and supporting statement identify no violations of the Foreign Corrupt Practices Act (FCPA), but merely seek initiation of a general compliance program. By contrast, in the current situation, as discussed above, there are strong suspicions in the community, reported repeatedly in the press, that bribery and corruption may have played a role in the development of the Cuernavaca project.

The Company neglects the many cases where compliance mechanisms and disclosure of internal

enforcement matters have been a core element of resolutions that were not deemed ordinary business. SEC staff has consistently allowed shareholder resolutions to go forward, even if they delve into some compliance, standards, or procedural elements of a business, where there are substantial public policy issues at stake for a company.

In Intel Corporation (March 19, 1999) the proposal recommended that Intel take all reasonable steps to ensure that the Intel-ISEF science fair rules are amended to prevent children from inflicting pain or death on vertebrate animals by bringing those rules into substantial conformity with educator-endorsed state education laws and the Intel Science Talent Search rules. It was found by staff not to be ordinary business because of the policy concerns involved.

Alliant Techsystems, Inc. (April 23, 1997) involved a request that the board establish a committee to research and develop criteria for bidding, acceptance and implementation of military contracts and to report the results of its study to shareholders prior to the 1998 annual meeting. While contract bidding standards might ordinarily be considered a very mundane element of ordinary business, the staff concluded that the subject matter of the proposal, sales of military equipment to foreign governments, has significant public policy implications that take it out of the realm of ordinary business.

In Abbott Laboratories (February 29, 1983) the Staff rejected the argument that a detailed code regarding infant formula would be ordinary business. The staff wrote:

> In our view, a proposal which requests that the Board of Directors endorse and implement a very comprehensive collection of mandatory rules which govern the marketing and promotion of infant formula products at all levels of corporate operation and in every country of the world is a matter of policy and not an "ordinary" business matter.

Many resolutions that have withstood challenges as ordinary business have included a mix of mechanisms to ensure or disclose legal compliance with requirements to go beyond the law. The determinative issue was not whether the resolutions spoke to issues of legal compliance, but rather whether they also addressed significant public policy challenges.

In Wal-Mart Stores Inc. (April 3, 2002) the resolution requested that the board of directors commit to the implementation and outside monitoring of a code of conduct based on International Labor Organization human rights standards. The staff rejected the ordinary business argument despite the inclusion of enforcement mechanisms, in light of the extensive issues, such as sale of sweatshop-produced products, that were facing Wal-Mart. The resolution focused on a set of ILO-endorsed human rights principles and noted that "independent monitoring of corporate adherence to these standards is essential if consumer and investor confidence in our company's commitment to human rights is to be maintained, therefore.... shareholders request that the company commit itself to the implementation of a code of corporate conduct based on the aforementioned ILO human rights standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards."

Similarly in Xcel Energy Inc. (March 24, 2003) the resolution requested the board of directors to review or amend, where applicable, Xcel's codes or standards for its international operations and report a summary of this request to the shareholders by October 2003. The staff rejected the ordinary business argument for this proposal, which raised numerous policy issues, in a code that would embrace protecting human rights including ILO labor standards, protection of indigenous peoples, and environmental standards to protect the environment, employees and the communities in which Xcel operates (sustainability).

The present proposal is in some ways very similar to the proposal facing Kohl's Corp. (March 31, 2000), which requested the board of directors to report on the company's vendor standards and compliance mechanisms. In that case as in this one the crux of the company's argument was that the company was adequately policing issues in question; in that case as in this one the proponent's shareholder proposal called for disclosure of how the program was in fact operating. The proponents also raised serious questions about the adequacy of monitoring being done by Kohl's and its existing monitor.

The resolution requested "the Board of Directors to prepare a report at reasonable expense on its International Operating Principles and compliance mechanisms for its vendors, subcontractors and buying agents in the countries where it sources." The SEC staff rejected the ordinary business argument.

Also, in Phillip Morris (February 24, 1998) the SEC staff found that a request was not ordinary business despite elements of compliance. The resolution requested the board to establish an independent committee of independent directors to determine the Company's direct or indirect involvement in cigarette smuggling and to report its findings and recommendations. Specifically, the shareholders request "the Board to establish an independent committee of independent directors to determine the extent of our Company's involvement directly or indirectly in smuggling its cigarettes throughout the world and to make whatever recommendations are appropriate to ensure that our Company is not involved in any way in marketing its cigarettes in ways that assist smuggling. This Committee shall report its findings and recommendations to the shareholders prior to the 1999 annual meeting."

In correspondence with SEC staff, the Phillip Morris company had argued that this was simply a matter of ensuring compliance with civil and criminal law and therefore excludable ordinary business. The proponents, however, distinguished this from more generalized requests to companies to establish compliance programs, because it was based upon and responsive to a specific incident: "In light of the actions taken by the Italian government a few years ago, and the credible allegations that the problem continues to this day, we believe that the Proponent's shareholder proposal raises an important policy matter." The proponents prevailed against the argument that such a compliance-related investigation would be ordinary business.

In General Electric (January 25, 1991) the staff rejected an argument of ordinary business in request for report on company's compliance with affirmative action including:

1. Total number of employees, according to the sex and race in each of the nine major EEOC defined job categories for 1988, 1989, and 1990.

2. A summary of Affirmative Action programs and timetables to improve employment opportunities, particularly in job categories where women and minorities are underutilized, and a description of major problems in meeting the network's goal in this area.

3. What programs does GE - NBC have in place to increase the number of women and minorities in creative, managerial, and decision-making positions throughout the company?

4. What procedures are currently utilized to make program content more responsive to women and minority concerns?

The staff reached the same conclusion in American Telephone and Telegraph Company (Dec. 21, 1988) in response to a similar resolution that also spoke to the issue of disclosure of the company's progress in affirmative action.

In Westinghouse Electric Corporation (January 4, 1993) and McDonald's Corporation (January 26, 1993) that staff found that resolutions requesting a corporation to endorse the CERES Principles were not ordinary business. Implementation of the CERES Principles, as with the presently proposed code of ethics, entails a blend of legal compliance measures and measures that go beyond compliance to ensure accountability and effective responses to public policy challenges. For instance, one of the ten CERES Principles addresses Environmental Restoration, requiring the company to commit to "promptly and responsibly correct conditions we have caused that endanger health, safety or the environment." Such a principle, and many of the other CERES principles, largely goes to the question of how the company will treat its obligations to comply with existing laws such as federal and state Superfund laws. Another CERES principle states, "We will not take any action against employees for reporting dangerous incidents or conditions to management or to appropriate authorities," which is in part a commitment to comply with whistleblower protection laws. The principles also address internal information flow of the corporation – to "sustain a process that ensures that the Board of Directors and Chief Executive Officer are fully informed about pertinent environmental issues and are fully responsible for environmental policy."

II. Substantial Implementation

We do not agree that Costco has "substantially implemented the Proposal through its existing and to-be-adopted standards of conduct." In order to make this argument, we believe the Company has: 1. Ignored half of the resolve clause of the Proposal by focusing exclusively on the development of a Code of Ethics; 2. Improperly narrowed the scope of the Proposal to Foreign Corrupt Practices Act (FCPA) compliance and overstated the sufficiency of the Company's existing policies; and 3. Misapplied Rule 14a-8(i)(10) by relying on future events that may not occur.

In addition, the no-action letters cited by the Company in support of its argument are easily distinguishable from the current case. In each of Texaco Inc. (March 28, 1991), The Talbots, Inc. (April 5, 2002), and The Gap, Inc. (March 16, 2001), the company provided a detailed description of its implementation of the proposals at issue, describing codes of ethics that addressed each of the issues raised by proponents, monitoring systems, public reporting, and regular consultation with shareholders on the issues in question. Although proponents disagreed in each case that the company had adequately addressed their proposals, the dispute generally concerned the degree to which the company had implemented each point, not whether a point had been addressed at all. In Kmart Corp. (February 23, 2000), the Staff's decision appears to have turned on Kmart's representation that it had produced a report discussing the issues raised by the proposal and notified shareholders in its Annual Report of its availability.

By contrast to the fairly rigorous codes of conduct, monitoring programs, public reporting, and shareholder consultation described by the above-referenced corporations, Costco's policies and procedures regarding bribery and corruption fall far short of implementing the Proposal. As discussed in greater detail below, the Company's public transparency with respect to these issues amounts to a single statement: "obey the law"; the Company provides no public reporting regarding its efforts to implement its Code of Ethics and, based on Proponent's personal experience, the Company engages in very limited discussions with shareholders regarding these issues. The Proposal outlines seven specific points that a comprehensive Code of Ethics that addresses bribery and corruption should include. The materials produced by the Company along with its no-action request touch on only one of these seven points. (By contrast, in The Talbots, Inc. and The Gap decisions, both companies had codes of conduct that addressed each of the individual ILO conventions sought by proponents.)

A. The Company has not addressed the Proposal's request for a publicly disclosed Code of Ethics addressing bribery and corruption, or a public report discussing implementation of the Code

The Resolved clause of the Proposal states that "shareholders request the Board of Directors of Costco to develop a thorough Code of Ethics that would also address issues of bribery and corruption. A report including the Code and discussing Costco's implementation of the Code shall be prepared at reasonable expense, omitting proprietary information, and made available to shareholders by July 1, 2004." The Company claims that it has substantially implemented the Proposal because it has developed a Code of Ethics that addresses bribery and corruption, or may do so in the future in compliance with the NASDAQ listing standards and the Sarbanes-Oxley Act. In its no-action request, the Company completely ignores the Proposal's request for a public report, focusing entirely on the development of a Code of Ethics.

In order to 'substantially implement' the Proposal, we would respectfully submit that the Company must: 1. Develop and *publicly disclose* a comprehensive code of ethics that addresses the seven points outlined in the Proposal's Supporting Statement (or "substantially" all of these

points); and 2. Produce a public report including the Code and a discussion of the Company's efforts to implement the Code. The Company has not taken either of these two steps.

By the Company's own admission, it has failed to disclose its Code of Ethics addressing issues of bribery and corruption. In the eighth paragraph of the Proposal, Proponent argues that the current Code of Ethics posted on the Company's website "is only 19 words long and in our opinion does not adequately address the complexities of international business transactions." Only three words in this Code appear to apply to the issues raised by the Proposal: "Obey the law." As far as we are able to ascertain, this 19-word statement is the Company's only publicly available Code of Ethics. The Company argues that Proponent's reference to this Code is misleading, and should be removed from the Proposal because "it does not adequately capture the Company's extensive efforts regarding compliance with all laws, and the FCPA in particular. ... Thus, this paragraph suggests to investors that the Company does not take compliance with laws seriously when it clearly does." (No-action request at 8.) It would therefore appear that the Code of Ethics that is currently publicly disclosed is not the Company's actual Code, and does not adequately describe the Company's efforts to deal with bribery and corruption. And yet, the Company argues that it has substantially implemented the Proposal by disclosing this admittedly inadequate Code.

With respect to the second element of compliance with the Proposal, production of a report on implementation, the Company has not produced any form of public report describing its Code, or discussing its implementation, nor has it claimed to have done so. In fact, the Company did not address this request for a report in its request for no-action relief.

B. The Company has improperly narrowed the scope of the Proposal to FCPA compliance and overstated the sufficiency of the Company's existing policies

The Supporting Statement of the Proposal lists seven points that Proponent believes should be part of an effective code of conduct. The Company has produced policies that touch on, but do not fully address, only one of these points: "specific measures to ensure compliance with FCPA." The Company ignores the other six points, arguing that the essence of the Proposal is to ensure compliance with the FCPA.

As we discuss below, the Proposal is broader than FCPA compliance, and the policies the Company has produced are not responsive to the Proposal, and in most instances do not even relate to the issues raised by the Proposal.[26]

1. The Proposal is not limited to FCPA compliance

[26] As discussed in Section II. A, above, even if the staff were to agree with the Company that these policies were sufficient to address the Proposal's request for a comprehensive Code of Ethics that addresses bribery and corruption, the Company should still be compelled to include the Proposal in its proxy materials for failure to implement the Proposal's request for a publicly disclosed Code of Ethics addressing bribery and corruption and a "report including the Code and discussing Costco's implementation of the Code."

The Proposal requests the development of a Code of Ethics that would address issues of bribery and corruption in considerable detail. The Supporting Statement of the Proposal lists seven points that we believe should be included in an effective anti-bribery and corruption policy. The Code of Ethics should include: oversight of payments made through business partners or third parties, a clear chain of accountability for implementation, adequate reporting mechanisms and whistleblower protection, robust audit mechanisms to evaluate compliance, specific disciplinary measures for code violations, linkage of successful code implementation to executive compensation levels, and specific measures to ensure compliance with FCPA. In sum, the Proposal requests that the Company develop a comprehensive policy on bribery- and corruption-related issues.[27] These seven points were drawn from recommendations of Transparency International, the Organization for Economic Cooperation and Development, and the International Chamber of Commerce.

It is therefore not correct to claim, as the Company does, that "the essence of the proposal clearly relates to ensuring compliance by the Company with FCPA." Foreign Corrupt Practices Act compliance is only one of the seven points mentioned in the Supporting Statement to the Proposal. Corporations can take a variety of different approaches to ensure compliance with the FCPA (See, e.g., Transparency International's Anti-Bribery Toolkit at www.transparency-usa.org/Toolkit3a.html). Several of the points in the Supporting Statement, although not specifically required by the Act, would be part of a strong FCPA compliance program, such as adequate reporting mechanisms and whistleblower protection, robust audit mechanisms to evaluate compliance, and specific disciplinary measures for code violations. It should be noted that the documents appended to the Company's no-action request do not reflect the existence of any of these measures. The Proposal also requests that the Company take a number of steps that would clearly go beyond FCPA compliance. The FCPA does not, for example, address linkage of successful code implementation to executive compensation levels, or require any form of public transparency regarding code implementation. In addition, FCPA compliance would not address bribery and corruption in the United States.[28]

In addition, legal payments to foreign governments that may facilitate government corruption have also become a significant issue for global investors. As noted above, for example, Proponent recently joined ISIS Asset Management and investors representing $3 trillion in assets under management, calling on corporations in the extractive industry sector to publicly disclose these payments.[29]

[27] Many multinational corporations have recognized the need for detailed, thorough anti-corruption and bribery policies of the kind the Proposal requests, and have developed and implemented them in their firms. For a list of model corporate codes, including General Electric and Lockheed Martin, see http://www.transparency-usa.org/Toolkit3c.html#poli.

[28] It should be noted that the United States ranks 16th out of 102 countries on Transparency International's Corruption Perceptions Index.

[29] See Section IC above.

In our view, it is critical that global corporations adopt comprehensive Codes of Ethics and develop compliance programs that are consistent with best practices to ensure compliance with the FCPA. Our Proposal describes some of these best practices, which do not appear to be part of the Company's compliance program. The Proposal, however, also goes further. We believe that mere compliance with the Foreign Corrupt Practices Act is no longer sufficient to adequately protect global corporations and their shareholders from the reputational risk arising from suspicions of involvement in bribery and corruption.

2. The materials produced by the Company do not address the Proposal's request for a comprehensive code of ethics on bribery and corruption

According to the Company's no-action request and the supporting documents appended to it, the Company's current anti-bribery policy is expressed in four documents: 1) the Mission Statement,2) the Standards of Conduct and Discipline, 3) the Standard of Ethics, and 4) the quarterly certification of compliance with FCPA (collectively, "the Company Policies"). None of these documents, either singly or taken together, adequately address the points raised in the Proposal. Indeed, two of them (the Mission Statement and the Standards of Conduct) do not mention bribery at all, and a third (the Standards of Ethics) only briefly addresses the receipt (but not the payment) of bribes. The fourth is a form of certification for FCPA compliance, presented without any information regarding how FCPA compliance is monitored, or how senior executives are held accountable to the mandates of the FCPA. The fact that the Company is compelled to draw upon four separate documents in order to respond to the Proposal, and that these documents collectively contain remarkably little information germane to this issue, is itself an indication of the need for the comprehensive Code of Ethics we request. In addition, none of these documents are publicly available.

Neither the Mission Statement nor the Standards of Conduct specifically mentions bribery or corruption, and it seems clear that neither of these documents was designed to address these issues. In its discussion of the Mission Statement, the Company states that the foremost principle of the Statement is "Obey the Law." In the Mission Statement itself, this principle is elaborated upon by means of six short bullet points, none of which address bribery, or the Foreign Corrupt Practices Act, for that matter. Next, in discussing the Standards of Conduct and Discipline, the Company quotes one sentence of that document which states that "serious misconduct of any kind as defined by the Company" is cause for termination. Neither the Company's letter nor the Standards of Conduct, however, elaborates upon how "serious misconduct" is either defined or detected.

The Mission Statement is a general overview of Costco's goals as a company, which include taking care of its members, employees, and shareholders and respecting its vendors. It includes no discussion of the Company's relationships to governments or the communities in which it operates. The Standards of Conduct and Discipline, meanwhile, is a guide to appropriate employee behavior that focuses in large part on the Company's expectations of its nonmanagerial employees. Among the prohibited actions it lists are "leaving the Company premises during working shift without permission of management" (point 24); "going into

restricted areas without authorization" (point 23); "working with an open register" (point 21); reporting to work intoxicated or selling drugs at work (point 14); stealing from the Food Court or from opened packages (point 15); and "unbecoming conduct, horseplay" or "unnecessary noise" (point 8). Clearly, the main focus of this document is on the internal, day-to-day operations of a Costco warehouse, and not on the methods by which the Company's high-level personnel conduct its international business transactions.

With respect to the Standards of Ethics for managers and supervisors, the Company notes in its letter that these Standards include a statement that these employees must not "seek or accept from any person or company doing business with Costco any gift, service, loan, entertainment or trip of any value." The Standards do not, however, address in any way the question of Costco employees' *providing* gifts, services, and so on to others. The Company also quotes statements from the Standards to the effect that records "are never manipulated in an effort to enhance performance or results," that "not one of us is required to lie or cheat on behalf of Costco," and that "managers must never engage in any activity which could raise a question concerning their integrity." These statements are merely general declarations of ethical conduct, and none of them specifically address the issues of bribery and corruption. Moreover, nothing in the Standards of Ethics explains how compliance with the Standards is monitored or even what specific acts would constitute violations of them. Indeed, it seems that the Company leaves decisions about these matters up to the conscience of the individual. As another sentence from the Standards of Ethics that is quoted in the Company's letter explains: "Any time there is the slightest doubt about an activity that could be questioned regarding honesty, integrity or intent it must be presented and discussed with your Manager or Regional Vice President to remove any shade of doubt." (See "Standards of Ethics," final paragraph). This reliance upon individual scruple and doubt is a far cry from the kind of systematic anti-bribery and corruption policy the Proposal requests.

The final document to which the Company refers in order to argue that it has substantially implemented the Proposal is its certification of compliance with the Foreign Corrupt Practices Act. This document is signed by senior employees involved in international operations and submitted to the CEO and CFO on a quarterly basis. While this certification declares that employees of the Company have not participated in bribery of government officials, it does not address the question of whether its business partners have done so. Nor does it describe the systems, if any, the Company has in place to ensure ethical behavior on the part of these entities. Finally, this declaration provides no information about the chain of accountability and the specific measures the Company uses internally to implement and enforce its anti-bribery principles. No information is provided regarding the CEO and CFO's responsibility to adhere to the FCPA. Curiously, none of the other Company Policies reference the FCPA, or this compliance certification, leaving one to wonder where FCPA compliance fits in the Company's overall compliance program.

In sum, the Company's current policy on bribery and corruption seems to consist of a certification of FCPA compliance, along with a rather motley collection of imprecise statements about honesty and appropriate conduct. To a large extent, the Company seems to be asking

investors—as well as the general public—to simply trust that it will behave ethically. We find this a sorely inadequate response to a shareholder request for greater transparency on an issue that we believe is affecting the Company's reputation and presents risks to shareholder value.

C. The Company should not be permitted to rely on the mere possibility of a future Code

The Company also argues that its "to-be-adopted standards of conduct" address the issues discussed in the Proposal. The Company has made no formal commitment to Proponent to produce a bribery code, and without reviewing these "to be adopted" standards, it is impossible to tell whether they are consistent with the Proposal. The Company is asking the staff to provide no-action relief based on a code that has not been adopted (or even described, for that matter), and *may not* be adopted. The Company has not presented any precedent in support of this extraordinary argument, which would, in our view, require the staff to ignore the commonly accepted meaning of both "substantial" and "implemented."

The first of these "to-be-adopted" standards, according to the Company's letter, is the "proposed NASDAQ listing standards that will likely be effective in January 2004 [and] require that each listed company adopt a code of conduct that will . . . further address issues of financial integrity, compliance with laws and enforcement mechanisms." The proposed NASDAQ listing standards would require a code of conduct "for all directors, officers and employees" that would fit the definition of a code of ethics set out in Section 406(c) of the Sarbanes-Oxley Act of 2002 (see the summary of the proposed listing standards at http://www.nasdaq.com/about/SR-NASD-2002-139_Federal_Register.pdf). Although we agree that these listing standards are "likely" to be adopted, the fact is that the Commission has not yet approved them. It is possible that the Commission will choose not to approve these standards, or to modify them significantly. More importantly, however, even if the standards do come into force, there is nothing in them that would compel an individual company to design a code explicitly addressing the bribery and corruption issues discussed in the Proposal.[30] In short, the Company's argument regarding the proposed listing standards is a distraction, wholly unrelated to whether the Proposal has been substantially implemented.

Bribery and corruption were not the primary concerns motivating the creation of either the proposed new listing standards or the Sarbanes-Oxley Act. Both are in large part attempts to restore investor confidence after recent scandals in which executives or directors enriched themselves to the detriment of shareholders and employees. Indeed, the above-referenced summary of the proposed NASDAQ listing standards indicates that these codes of ethics are

[30] According to the Sarbanes-Oxley definition, a code of ethics should promote "honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships", "full, fair, accurate, timely and understandable disclosure in the periodic reports required to be filed by the issuer", and "compliance with applicable governmental rules and regulations." (See Sarbanes-Oxley Act Section 406 (c)). While these are certainly important goals, nothing in this section of Sarbanes-Oxley or in the NASDAQ proposed listing standards would specifically require companies to design and implement anticorruption or antibribery policies. Indeed, a company might write a code answering to the above description without addressing these issues at all.

needed because "investors are harmed when the real or perceived private interest of a director, officer or employee is in conflict with the interests of the company." The Proposal, however, is concerned with preventing unethical behavior *on behalf of* the company--behavior that might not benefit the individual engaging in it at all, and that might even appear, in the immediate term, to benefit the company's investors, who may only see its ill effects in a longer-term erosion of the company's reputation and value.

Similarly, when the Company asserts that by January 2004 it will have complied with the Sarbanes-Oxley Act's requirement "to adopt mechanisms for anonymous reports to the Company's Audit Committee regarding financial and auditing practices," it provides no guarantee that issues of bribery and corruption will be addressed by means of these mechanisms.

To be sure, it seems that individual companies will have considerable flexibility regarding the implementation of both the provisions of the Sarbanes-Oxley Act under discussion here and the new NASDAQ listing standards that may be adopted shortly. It would appear that nothing would prevent a company from voluntarily including a thorough anti-bribery and anticorruption policy in the code or the mechanisms it designs in order to comply with them. If Costco were to take such a step, we might well welcome and applaud its efforts. However, we believe that the Company's simple statement that it will comply with Sarbanes-Oxley (and, if they take effect, with the NASDAQ listing standards) provides, by itself, absolutely no guarantee that the Company will soon have policies and procedures in place to address the issues raised in the Proposal.

It is difficult to understand how the Company can suggest that the mere possibility of a future code is sufficient to satisfy Rule 14a-8(i)(10). The Company has stated that it *may* produce such a code *if* the NASDAQ listing standards are approved as currently drafted. The Company's commitment to produce a Code consistent with the dictates of the Sarbanes-Oxley Act is similarly unclear. Even if the Company were willing to make a formal commitment to adopt such a code, we would respectfully submit that the Commission would still not be able to determine whether such a code "substantially implements" the Proposal without an opportunity to review its terms.[31] Again, the Company appears to be requesting that we simply trust that they will do the right thing.

III. False and Misleading Statements

The Company alleges that the Proposal contains three materially false or misleading statements. As discussed below, we believe that each of these statements is accurate and is not misleading.

---

[31] It should also be noted that this "to be adopted" code would not include the report on implementation requested by the Proposal.

A. Third sentence of the fifth paragraph

The Company argues that the third sentence of the fifth paragraph of the Proposal (not, as the Company states, of the Supporting Statement) is misleading: "The International Ombudsman Centre for the Environment and Development, a respected, independent non-governmental organization, found negligence on the part of the authorities overseeing the project, and there has been speculation in the press about "donations" that residents think may have facilitated its approval." The Company believes that this statement is misleading for two reasons: first, because it "gives investors the impression that the International Ombudsman Centre ("OmCED") reported bribery," when it did not; and secondly, because the description of the Ombudsman Centre as respected and independent, coming in close proximity to the discussion of the press reports, seeks to "lend credibility to the press reports, which contain nothing but pure speculation." We disagree on both counts.

First, although the Company does not appear to challenge this assertion directly, we do believe it is accurate to describe OmCED as "respected" and "independent." As explained above, OmCED is a nonprofit that was founded as a partnership between two older, well-known and well-regarded organizations concerned with sustainable development, the Earth Council and the World Conservation Union. It is based in the UN-affiliated University of Peace in Costa Rica, and headed by a Dutch diplomat with an extensive resume in government and international organizations (see fn.9 for more information).

Second, we do not believe that this statement gives the impression that OmCED found evidence of bribery. The resolution explicitly states that OmCED found "negligence on the part of *the authorities* overseeing the project" (emphasis added). The paragraph goes on to explain that there has been *speculation* in the press about whether those authorities were improperly influenced to neglect their duties.[32] As for the credibility of the press reports, we refer in the sentence under discussion here to "speculation in the press" and do not agree that we sought to give the impression that this speculation was grounded in fact.[33] These are accurate statements, clearly expressed to avoid any imputation of guilt to the Company. In fact, the paragraph begins with the statement that "*suspicion* of involvement in bribery can seriously damage our company's reputation and endanger shareholder value" and that we believe such suspicions have arisen in Cuernavaca (emphasis added). The question of whether or not these suspicions are well-founded is, we believe, beside the point. If such suspicions arise—particularly in a country where corruption is known to be pervasive—even a very honest and ethical company (and we have no reason to believe that Costco is not an honest and ethical company) will be vulnerable to reputational risk. The way to protect against such risk, we believe, is to have a robust anticorruption and anti-bribery system in place. Such policies and programs can be used to avoid

[32] For details, see our discussion of the press coverage of this issue in Section IB, above.

[33] We do question, however, how the Company can assert that the press accounts are "based on pure speculation." The Company's involvement in Cuernavaca generated significant attention from the local press. A collection of these press accounts stretching across more than two years runs to more than 1,800 pages. To suggest that all of this coverage is based on "pure speculation" strikes us as a fairly reckless assertion.

involvement in corruption and bribery and, where suspicions of such involvement arise, can be used to dispel such suspicions.

B. Paragraph eight, second sentence

The Company also objects to the statement in paragraph 8 of the Proposal that "the current Code of Ethics posted on Costco's website is only 19 words long and in our opinion does not adequately address the complexities of international business transactions." According to its letter, the Company believes that this statement "suggests to investors that the Company does not take compliance with laws seriously when it clearly does," and that it is misleading because it does not "adequately capture the Company's extensive efforts regarding compliance with all laws," efforts that include the company's Standard of Ethics, Mission Statement, Standard of Conduct and Discipline, and FCPA compliance certification, and may soon include a code of conduct required under the new NASDAQ listing standards. Again, we disagree with the Company.

The statement at issue does not suggest that the Company neglects any of its legal obligations, but simply expresses the opinion that its Code of Ethics fails to address the complexity of international business operations. Second, the fact that the statement does not capture all of the Company's efforts at compliance with the law is irrelevant, since the statement specifically addresses the Code of Ethics published on the Company's website and does not claim to apply to any other documents. Furthermore, as explained above in section II B(2), above, we believe that even the larger collection of documents cited by the Company does not adequately address the concerns raised in the Proposal. If the Company believes that the paragraph in the Proposal suggests that the Code of Ethics posted on its website is the only written statement that addresses legal compliance, we would be happy to amend the Proposal to include reference to the various documents the Company attaches to its no-action request. We believe that these documents also fall short in addressing the complexities of international business operations.

The Company's argument also misses the point that the Proposal is seeking public transparency on these issues. None of the Company policies attached to the no-action request were previously publicly available. If the Company believes that citing the 19-word Code of Ethics posted on its website misleads investors by suggesting that the Company does not take its responsibilities seriously, then perhaps it should consider providing the public with more comprehensive information regarding these efforts. As it stands, the current code certainly does convey the perception that the Company does not take these issues seriously.

As noted above (Section IIA), it would appear that the Company agrees with the statement at issue in the Proposal – the Code of Ethics posted on the Company's website, the only publicly available Costco Code of Ethics – does not adequately address the complexities of international business transactions. Not only would it be impossible for Proponent to cite undisclosed policies and procedures in its Proposal, we also believe that it is unreasonable to assert that Proponent is proffering "false and materially misleading" information by referencing the Company's only

public statement on the issue at hand, particularly in the context of a Proposal seeking greater transparency.

C. The Supporting Statement

The Company also argues that the Proposal's entire Supporting Statement is misleading because it "suggests that the Company was involved in corruption and bribery in connection with the store in Cuernavaca and that it does not take seriously compliance with the FCPA." The Company has offered no explanation for why the Supporting Statement is misleading, and has suggested that Proponent be compelled to include two additional statements in the Proposal, presumably to provide a more balanced impression to shareholders. We disagree that the Supporting Statement is misleading in any way, and believe the additions suggested by the Company are unreasonable, and could tend to confuse shareholders.

First, we do not believe that any of these statements suggest the Company was responsible for any wrongdoing, nor does the Company explain how the Supporting Statement could be read to suggest such a thing. The Supporting Statement merely outlines seven areas that we believe should be included in the requested Code of Ethics. It does not even reference the project in Cuernavaca. When we request that a corporate vendor standards code include a provision on child labor, we are not suggesting the company uses child labor. Many corporations have adopted anti-bribery codes without admitting to any wrongdoing.

We also wish to take issue with the extraordinary recommendation that we be required to state in the Proposal that we have no evidence that bribes were paid. We have never stated, or suggested, that the Company has paid bribes. We have merely stated that there has been suspicion of corruption surrounding this particular project. We are attempting to ensure that our Company is taking responsible steps to avoid involvement in corruption. We do not believe that it is our role as shareholders to prove or disprove the basis of these suspicions, or to opine on the accuracy of statements that are in the public record. Whether or not we have evidence of bribery is irrelevant and would not provide useful information to shareholders voting on this proposal.

We also take issue with the Company's statement (on page 9 of its letter) that it "believes there is no evidence of bribery, [and] that the Proponent knows this." We are unclear what the Company is asserting here about the state of our knowledge. Do they claim that we know no such evidence exists, or that we know that 'the Company believes' no such evidence exists? The former is clearly false, and the latter is irrelevant. The Company has now made a representation to the Commission that it does not believe there is any evidence of bribery. We question what steps the Company has taken to find this evidence. Based on the Company Policies the Company has provided along with its no-action request, the Company does not appear to have any procedures in place to capture this information.

Finally, the Company recommends that Proponent be required to state that the Proposal "arises from [Proponent's] opposition to the building of the warehouse in Cuernavaca." Here, we can only assume that the Company is attempting to ascribe improper motives to Proponent. It is true

that our dialogue with management, and the filing of the Proposal, was originally prompted by the controversy surrounding the Cuernavaca project. The controversy surrounding this project, and the Company's response to our inquiries, raised significant concerns in our minds about the Company's ability to defend itself from suspicions of bribery, and to avoid involvement with government corruption. We believe that such suspicions raise significant reputational risks for the Company, and that they may recur as Costco expands its business in Mexico and other foreign countries. While the situation in Cuernavaca is an instructive example of why a comprehensive policy on bribery and corruption is needed, we believe that the issues raised in the Proposal have importance far beyond this single case.

We fail to see why we should be required to state whether we approve or disapprove of the Cuernavaca project. Our personal opinion of the merits of this project lies outside of the scope of the Proposal, and would not be relevant to investors in making their voting decision. Had we included such a statement of personal opinion, we presume the Company would have requested that it be removed as referring to ordinary business.

We believe that this suggestion arises from the Company's belief that this Proposal is designed to impugn the Company's integrity and harm its reputation, when the opposite is true. As long-term Costco shareholders, our intention is to help enhance shareholder value by protecting the Company's reputation.

For all of the reasons stated above, we respectfully request that Costco's no-action request be denied, and that the Company be directed to include our Proposal in its proxy materials.

Respectfully submitted,

Adam Kanzer //K.G.

Adam Kanzer
General Counsel and Director of Shareholder Advocacy

Encl.

cc: David R. Wilson, HellerEhrman Attorneys

EXHIBIT A

REQUEST FOR ANTI-BRIBERY CODE OF ETHICS

Whereas:

- Costco operates in seven countries. After the US and Canada, the country with the largest number of Costco warehouses is Mexico, with 21 locations;

- Transparency International (TI), an international nongovernmental organization dedicated to curbing corruption, has identified government corruption as a serious problem for international business. In Mexico specifically, TI's 2003 Global Corruption Report found that 59% of the population has personally experienced government corruption, and that the average Mexican perceives 77% of the country's civil servants to be corrupt;

- Transparency International's 2002 Corruption Perceptions Index, a compilation of data from the World Bank, World Economic Forum, and other respected policy and academic sources, gave Mexico a corruption rating of 3.6 on a scale where 1 indicated maximum corruption and 10 indicated maximum honesty;

- a Transparency International survey of private sector leaders in 15 emerging market economies found that in all these countries, bribery is believed to be most prevalent in the construction/public works sector;

- suspicion of involvement in bribery can seriously damage our company's reputation and endanger shareholder value. We believe such suspicions have already arisen in Cuernavaca, Mexico, where Costco's construction on a site of cultural and environmental importance was opposed by a number of groups of local residents. The International Ombudsman Centre for the Environment and Development, a respected, independent non-governmental organization, found negligence on the part of the authorities overseeing the project, and there has been speculation in the press about "donations" that residents think may have facilitated its approval;

- The Foreign Corrupt Practices Act (FCPA) prohibits American companies from bribing public officials in international business transactions. Many companies have implemented programs to ensure compliance with the Act;

- the Organization for Economic Cooperation and Development and the International Chamber of Commerce have developed model codes of conduct for multinational enterprises to prevent bribery and corruption;

- in a 2002 shareholder letter, our Chairman and President wrote that "corporate citizenship is high on our list of priorities." However, the current Code of Ethics posted on Costco's website is only 19 words long and in our opinion does not adequately address the complexities of international business transactions;

THEREFORE BE IT RESOLVED that the shareholders request the Board of Directors of Costco to develop a thorough Code of Ethics that would also address issues of bribery and corruption. A report including the Code and discussing Costco's implementation of the Code shall be prepared at reasonable expense, omitting proprietary information, and made available to shareholders by July 1, 2004.

SUPPORTING STATEMENT
We believe the Code of Ethics should include:

- oversight of payments made through business partners or other third parties
- a clear chain of accountability for implementation
- adequate reporting mechanisms and whistleblower protection
- robust audit mechanisms to evaluate compliance
- specific disciplinary measures for code violations
- linkage of successful code implementation to executive compensation levels
- specific measures to ensure compliance with FCPA

EXHIBIT B

HellerEhrman
ATTORNEYS

September 23, 2003

David R. Wilson
DWilson@hewm.com
Direct (206) 389-4264
Main (206) 447-0900
Fax (206) 447-0849

Via Federal Express

25843.0001

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by Domini Social Investments LLC

Ladies and Gentlemen:

This letter is to inform you that our client, Costco Wholesale Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for the 2004 annual meeting of the shareholders (the "2004 Proxy Materials") a shareholder proposal (the "Proposal") and supporting statement (the "Supporting Statement") received from Domini Social Investments LLC (the "Proponent"). The proposal requests that the Board of Directors "develop a thorough Code of Ethics that would also address issues of bribery and corruption. A report including the Code and discussing Costco's implementation of the Code shall be prepared at reasonable expense, omitting proprietary information, and made available to shareholders by July 1, 2004." The Proposal and Supporting Statement were received on August 12, 2003, and are attached to this letter as Exhibit A.

On behalf of our client, we hereby respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur in our opinion that the Proposal and the Supporting Statement may be excluded from the 2004 Proxy Materials. As discussed more fully below, the Proposal and the Supporting Statement may properly be excluded from the 2004 Proxy Materials under Rule 14a-8(i)(7) because the Proposal relates to the Company's "ordinary business operations," specifically its employee and business conduct policies, and under Rule 14a-8(i)10 because the Company already has in place an employee code of conduct that addresses bribery and corruption and is in the process of adopting a Company-wide Code of Ethics as required by the proposed NASDAQ listing standards. In addition, the Proposal and Supporting Statement may properly be excluded from the 2004 Proxy Materials under Rule 14a-8(i)(3) because they contain false and misleading statements.

Pursuant to Rule 14a-8(j), enclosed are six (6) copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments are being mailed on this date to the Proponent, informing it of the Company's intention to omit the Proposal and the Supporting Statement from the 2004 Proxy Materials. The Company intends to mail its definitive 2004 Proxy Materials on or about December 15, 2003. Accordingly, pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than eighty calendar days prior to the Company's filing of its definitive 2004 Proxy Materials with the Commission.

I. Rule 14a-8(i)(7) – Ordinary Business Operations

A. The Proposal and Supporting Statement address matters relating to the Company's ordinary business operations

Under Rule 14a-8(i)(7), a registrant may properly exclude a proposal dealing with a matter relating to the conduct of the registrant's ordinary business operations and not involving significant social policy issues. The policy underlying Rule 14a-8(i)(7) is basically the same as the underlying policy of most state corporation laws: "to confine the solution of ordinary business problems to the management and the board of directors and to place such problems beyond the competence and direction of stockholders since it is impracticable for stockholders to decide how to solve such problems at an annual meeting." SEC Rel. No. 34-40018 (May 21, 1998); *see also* Washington Business Corporation Act, RCW § 23B.08.010 ("All corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the direction of, its board of directors, subject to any limitation set forth in the articles of incorporation"). This underlying policy rests on two central considerations. First, certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they are not proper subjects for shareholder proposals.. The second consideration "relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." SEC Rel. No. 34-40018 (May 21, 1998). For the reasons presented below, the Proposal falls squarely within the parameters of the ordinary business exception contained in Rule 14a-8(i)(7) and the Company may exclude the Proposal on that basis.

The Proposal requests that the Company's Board of Directors develop a code of ethics and present a report to its shareholders by July 1, 2004. The Proposal states that the code of ethics should include oversight of payments made through business partners or other third parties, a chain of accountability, reporting mechanisms and whistleblower protection, audit mechanisms, disciplinary measures for violators, linkage of code implementation to executive compensation, and specific measures to ensure compliance with the Foreign Corrupt Practices Act (the "FCPA"). The Supporting Statement asserts that Mexico as a country has a problem with corruption, that the Company (through a joint venture) does business in Mexico, and

therefore the Company requires an anti-bribery policy even though there is no evidence the Company has ever had a problem in this area. The essence of the Proposal and Supporting Statement clearly relates to ensuring compliance by the Company, its employees and foreign business partners with the FCPA, which was enacted to address issues of bribery and corruption in foreign transactions.

Such a proposal infringes upon management's core function of overseeing the Company's business practices with respect to its dealings with its numerous foreign business partners and with its employees. The Company, as part of its ordinary day-to-day business, determines the appropriate policies and procedures to be followed in conducting business in foreign countries and managing its employees.

B. The Staff has consistently declined to recommend action against registrant's that omitted a proposal relating to a code of ethics

The Staff has consistently determined that proposals for the adoption of codes of ethics that would apply to relations between a company and its employees and others may be excluded pursuant to Rule 14a-8(i)(7) because they relate to matters involving ordinary business operations. For example, in Chrysler Corp. (Feb. 18, 1998), the proponent requested the board of directors to review or amend Chrysler's code of standards for its international operations and present a report to Chrysler's shareholders. The Staff determined that such a proposal related to Chrysler's ordinary business operations. The proponent in USX Corp. (Dec. 28, 1995) requested that the board of directors adopt and maintain a code of ethics. USX maintained an extensive set of policies in the areas covered by the proposed code of ethics, specifically employee/employer relations, customer and business relationships, and the conduct of management generally. USX by means of its corporate policies and codes of conduct made such conduct part of its ordinary business operations and the staff permitted USX to exclude the proposal under the ordinary business exception. Similarly, in Barnett Banks, Inc. (Dec. 18, 1995), the Staff determined that a proposal that a company prepare and issue a comprehensive code of ethics for public dissemination fell under the purview of a company's ordinary business operations. *See also* Lockheed Martin Corp. (Jan. 29, 1997) (proposal requesting the audit and ethics committee of the registrant's board of directors evaluate whether the registrant has an adequate legal compliance program and prepare a report); AT&T Corp. (Jan. 16, 1996) (proposal requesting the registrant's board of directors to initiate a review of the standards and practices in the registrant's Maquiladora operations and prepare a report to be made available to shareholders, including recommendations for changes); NYNEX Corp. (Feb. 1, 1989) (proposal related to the formation of a special committee of the registrant's board of directors to revise the existing code of corporate conduct); Transamerica Corp. (Jan. 22, 1986) (proposal requesting the formation of a special committee of the board of directors of the registrant to develop and promulgate a code of corporate conduct).

Similarly, the Staff has consistently declined to recommend enforcement action against registrants that omitted shareholder proposals requesting the board of directors to undertake actions to ensure compliance with legal requirements governing ordinary business operations and to report on such efforts to shareholders. In Citicorp (Jan. 9, 1998) the Staff did not recommend enforcement action against the registrant for omitting, under the ordinary business exception, a proposal that called for the board of directors to form an independent committee of outside directors to oversee the audit of contracts with foreign entities to ascertain if bribes and other payments of the type prohibited by the FCPA or local laws had been made to any foreign nationals and report annually to shareholders. *See also* Crown Central Petroleum (Feb 19, 1997) (proposal requesting the board to investigate whether marketing practices have resulted in sales of tobacco to minors in violation of applicable laws, determine the steps needed to ensure full compliance with applicable laws, and report to shareholders); Citicorp (Jan. 8, 1997) (proposal relating to bank policies to monitor illegal transfers through customer accounts).

The registrant in many of the above-referenced no action letters also had established policies in the areas covered by the proposed code of ethics. As discussed in Part II, below, the Company currently has in place an extensive set of policies and procedures relating to how its employees conduct business. Moreover, the Company is in the process of adopting a code of conduct for all its employees and directors as required by proposed NASDAQ listing standards.

C. The Proposal may be excluded under Rule 14a-8(i)(7)

As discussed above, the Proposal falls squarely within the ambit of the Staff's view that shareholder proposals addressing codes of ethics and addressing compliance with legal requirements may be excluded as relating to a registrant's ordinary business operations. Accordingly, the Company may omit the Proposal under Rule 14a-8(i)(7).

II. Rule 14a-8(i)(10) – Substantially Implemented

A. A proposal may be omitted from a registrant's proxy statement if it has been substantially implemented

Under Rule 14a-8(i)(10), a proposal may be omitted if it has already been "substantially implemented." The Staff has taken the position that "a determination that the Company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." Texaco Inc. (March 28, 1991); *see also* Exchange Act Release No. 34-20091 (Aug. 16, 1983) (adopting interpretive change "to permit the omission of proposals that have been 'substantially implemented by the issuer'"). A proposal need not be implemented in full or precisely as presented for it to be omitted as moot under Rule 14a-8(i)(10) – all that is

required is that the Company has in place policies and procedures relating to the subject matter of the proposal.

Where companies have implemented the essential objectives of the proposal or have policies and procedures concerning the subject matter of the proposal already in place, the Staff has consistently found that the proposal had been substantially implemented and could be excluded under Rule 14a-8(i)(10). For example, in The Talbots, Inc. (April 5, 2002), the proposal requested implementation of a code of corporate conduct based on human rights standards of the United Nations' International Labor Organization. The proposal was found to have been substantially implemented because the company had established and implemented Standards for Business Practice, a Labor Law Compliance Program, and a Code of Conduct for Suppliers, regularly disseminated these texts to its new manufacturers, mandated annual certification, and implemented a monitoring program.

In The Gap, Inc. (March 16, 2001), the proposal asked the company's board to provide a report to shareholders on child labor practices of the company's suppliers. The Staff found that the proposal was excludable because the company (1) established and implemented a code of vendor conduct that addressed child labor practices, (2) monitored compliance with the code, (3) published information on its website about the code and its monitoring programs, and (4) discussed child labor issues with shareholders. Similarly, in Kmart Corp. (Feb. 23, 2000), the shareholder proposal requested that the company's board report on its vendor standards and vendor compliance program. The Staff concluded that the proposal could be omitted from the company's proxy materials because the company had substantially implemented the proposal through its Vendor Workplace Code of Conduct, monitoring program and reports to shareholders.

B. The Proposal and Supporting Statement address policies that have been, or will be before the Company's 2004 Annual Meeting, substantially implemented

The Company has substantially implemented the Proposal through its existing and to-be-adopted standards of conduct. The Proposal requests that the board of directors develop and report on a thorough Code of Ethics that would also address issues of bribery and corruption. As noted above, the essence of the proposal clearly relates to ensuring compliance by the Company with the FCPA, which was enacted to address issues of bribery and corruption in foreign transactions. Mechanisms for compliance with all U.S. laws governing transactions with foreign entities are integral to the Company's policies, and ensuring compliance with such policies is a core management function.

The Company has in place a Mission Statement and Standards of Conduct and Discipline that apply to every member of the Company (attached hereto as Exhibits B and C, respectively). The Company also has an additional Standard of Ethics that applies to all

employees in a managerial or supervisory role (attached hereto as Exhibit D). The Mission Statement contains the founding philosophy of the Company and is something that the Company takes very seriously. First and foremost in this Mission Statement is the principle: "Obey the Law." This principle is further elaborated on in the Standards of Conduct and Discipline, which states that "serious misconduct of any kind as defined by the Company" is a cause for termination. The Standard of Ethics states that managers must "operate within the law in all aspects," and continues:

> Personal relationships with any person providing a business service to Costco is not a sound practice and generally prohibited. Do not seek or accept from any person or company doing business with Costco any gift, service, loan, entertainment or trip of any value. Your position at Costco must never be used to influence a vendor or any person doing business with us to personally benefit you or your family.
>
> * * *
>
> Records (payroll, personnel, inventory, etc.) are never manipulated in an effort to enhance performance or results.
>
> * * *
>
> At the core of our philosophy as a company must be the implicit understanding that not one of us is required to lie or cheat on behalf of Costco or to enhance our company or personal performance. Managers must never engage in any activity which could raise a question concerning their integrity. Any time there is the slightest doubt about an activity that could be questioned regarding honesty, integrity or intent it must be presented and discussed with your Manager or Regional Vice President to remove any shade of doubt.

As part of its financial reporting process, on a quarterly basis senior employees involved in international operations sign a certification to the CEO and CFO that includes compliance with the FCPA (attached hereto as Exhibit E). The certification states (among other things):

> all employees or agents thereof have complied with the provisions of the Foreign Corrupt Practices Act, including any prohibition in the Act against providing any money or any thing of value to any foreign government official, candidate for governmental office, political party or any other person knowing that such other person will offer the money or thing of value to any foreign government official, candidate for governmental office or political party, in

order to influence a government official in the performance of his official duties or otherwise secure an improper advantage.

Moreover, proposed NASDAQ listing standards that will likely be effective in January 2004 require that each listed company adopt a code of conduct that will apply to all employees, officers and directors. This code of conduct will further address issues of financial integrity, compliance with laws and enforcement mechanisms. In addition, Sarbanes-Oxley requires each company to adopt mechanisms for anonymous reports to the Company's Audit Committee regarding financial and auditing practices, a mechanism that the Company will have in place no later than January 2004, which is prior to the Company's 2004 Annual Meeting at which the Proposal would be presented.

The Mission Statement, Standards of Conduct and Discipline, and Standard of Ethics are all contained in the Company's Employee Handbook. Every employee receives a copy of the Employee Handbook at the time they are hired and must sign an acknowledgement that they have read the handbook. In addition, every new employee is required to watch a video in which James D. Sinegal, President and founder of the Company, emphasizes the importance of the Mission Statement and ethical and lawful conduct of business. Furthermore, every time the Employee Handbook is updated (approximately every three years), each and every current employee receives a copy and must sign an acknowledgement that he/she has read the handbook. The Company's numerous policies and procedures addressing the subject matter of a shareholder proposal are just the type that the Staff has determined in the past to constitute substantial implementation of a shareholder proposal.

C. The Proposal may properly be excluded under Rule 14a-8(i)(10)

The Company believes that the Proposal is already, or will be, substantially implemented by its existing and to-be-adopted policies and procedures. Accordingly, the Company believes that it may properly omit the Proposal from its Proxy Materials in accordance with Rule 14a-8(i)(10).

III. Rule 14a-8(i)(3) – False and Misleading

A. The Proposal and Supporting Statement contain false and misleading statements in violation of the Commission's proxy rules

Rule 14a-8(i)(3) provides that a shareholder proposal or supporting statement may be omitted if it is "contrary to any of the Commission's proxy rules," including Rule 14a-9's prohibition on materially false and misleading statements in proxy solicitation materials. Note (b) to Rule 14a-9 states that "misleading" material includes "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual

foundation." Proposals containing unfounded and unsubstantiated assertions representing the personal opinions or suspicions of a shareholder are excludable under this provision. *See, e.g.*, Detroit Edison Co. (Mar. 4, 1983) (statements implying company engaged in improper "circumvention of . . . regulation" and "obstruction of justice" without factual foundation provided a basis for excluding the proposal under former Rule 14a-8(c)(3) (the predecessor to the current Rule 14a- 8(i)(3)). Set forth below are the statements contained in the Proposal and Supporting Statement that have no basis in fact, or omit to state relevant information, or are false and misleading and, therefore, violate Rule 14a-9 of the Exchange Act.

In the fifth paragraph of the Supporting Statement, the Proponent asserts that "The International Ombudsman Centre for the Environment and Development, a respected, independent non-governmental organization, found negligence on the part of the authorities overseeing the project, and there has been speculation in the press about 'donations' that residents thing may have facilitated its approval." This statement, when read in light of the rest of the Supporting Statement is clearly misleading because it gives investors the impression that the International Ombudsman Centre reported bribery in connection with the Cuernavaca store when, in fact, the report makes no reference to bribery. The "negligence" alleged by the International Ombudsman Centre is a far cry from bribery. This statement is also misleading because it first mentions the International Ombudsman Centre, labeling it as "respected" and "independent," and then mentions speculation in the press about bribes being paid in connection with the development. The juxtaposition of these statements misleads investors by attempting to lend credibility to the press reports, which contain nothing but pure speculation. Even this speculation does not even make any mention that the Company might have been involved in the alleged bribes.

In the eighth paragraph of the of the Supporting Statement, the Proponent asserts that "the current Code of Ethics posted on Costco's website is only 19 words long and in our opinion does not adequately address the complexities of international business transactions." This statement is misleading in that it does not adequately capture the Company's extensive efforts regarding compliance with all laws, and the FCPA in particular. As discussed above, the Company has in place a Standard of Ethics that applies to all employees in a managerial or supervisory role and requires certifications to the CEO and CFO that include compliance with the FCPA. In addition, the Company has in place a Mission Statement and Standards of Conduct and Discipline that apply to every member of the Company. The statement also makes no mention of the fact that proposed NASDAQ listing standards that will be effective in January 2004 require that each listed company adopt a code of conduct that will apply to all employees, officers and directors. This code of conduct will further address issues of financial integrity, compliance with laws and enforcement mechanisms. Thus, this paragraph suggests to investors that the Company does not take compliance with laws seriously when it clearly does.

Furthermore, the Proponent's Supporting Statement as a whole suggests that the Company was involved in corruption and bribery in connection the store in Cuernavaca and that it does not take seriously compliance with the FCPA. The Company was not involved in bribery or corruption in developing the store in Cuernavaca and, in fact, went above and beyond governmental requirements to develop the store in as responsible a manner as possible. The Company worked with local authorities to reduce the store's impact on the environment, revising its plans to reduce the number of trees that would be cut and temporarily transplanting others until construction was complete. The Company also worked to save murals that were in the rundown buildings on the store site and arranged to have the murals restored. These murals will be housed in a museum and cultural plaza constructed by the Company. The Company believes that there is no evidence of any bribery, that the Proponent knows this and, if the Staff determines that the Proposal and Supporting Statement must be included in the 2004 Proxy Materials, that the Supporting Statement should be required to state that the proponent has no evidence that Costco or its affiliates have paid any bribes, in Cuernavaca or elsewhere. The Proponent should also be required to state that its Proposal arises from its opposition to the building of the warehouse in Cuernavaca.

B. The Proposal may properly be excluded under Rule 14a-8(i)(3)

As a result of the materially false and misleading statements discussed above, the Proposal and Supporting Statement may be omitted from the Company's 2003 Proxy Materials pursuant to Rule 14a-8(i)(3). If the staff does not concur that the entire Proposal and Supporting Statement may be omitted from the Company's Proxy Materials, the Company believes that at a minimum:

1. the third sentence of the fourth paragraph should be deleted in its entirety as a misleading and inflammatory statement about controversy surrounding the Cuernavaca store with unfounded insinuation that the Company was involved in bribery;

2. the eighth paragraph should be revised to make it clear that the Code of Ethics on the Company's website is not the Company's only mechanism for ensuring compliance with the laws and the FCPA; and

3. the Supporting Statement should be revised to state that the Proponent has no evidence that Costco or its affiliates have paid any bribes, in Cuernavaca or elsewhere, and that the Proposal arises from the Proponent's opposition to the building of the warehouse in Cuernavaca.

IV. Conclusion

Based on the foregoing, the Company hereby respectfully requests that the Staff agree that it will not recommend any enforcement action if the Proposal is omitted from the Company's 2004 Proxy Materials under Rule 14a-8(i)(7) and/or Rule 14a-8(i)(10).

Should you have any questions or comments regarding the foregoing, or should any additional information be desired in support of the Company's position, please contact the undersigned at (206) 389-4264. If the Staff is inclined to deny the Company's request, we would appreciate the opportunity discuss such a determination in advance of your formal written response.

Very truly yours,

David R. Wilson

Attachments

Cc: Adam Kanzer, Esq. (Domini Social Investments LLC)
John Sullivan (Costco Wholesale Corporation)

SE 550425 v2

MISSION STATEMENT

"WHAT DO WE STAND FOR?"
1.0
INTRODUCTION



Our Mission

To continually provide our members with quality goods and services at the lowest possible prices.

In order to achieve our mission we will conduct our business with the following Code of Ethics in mind:

Our Code of Ethics

1. Obey the law.

2. Take care of our members.

3. Take care of our employees.

4. Respect our vendors.

If we do these four things throughout our organization, then we will achieve our ultimate goal, which is to:

5. Reward our shareholders.

Costco's Code of Ethics[1]

1. Obey the Law


OBEY THE LAW

The law is irrefutable! Absent a moral imperative to challenge a law, we must conduct our business in total compliance with the laws of every community where we do business.

We pledge to:

- Comply with all statutes.
- Respect all public officials and their positions.
- Comply with safety and security standards for all products sold.
- Exceed ecological standards required in every community where we do business.
- Comply with all applicable wage and hour laws.
- Comply with all applicable anti-trust laws.

[1] *Adapted from Jim Sinegal's presentation of Costco's Code of Ethics*

2. Take care of our members


TAKE CARE OF OUR MEMBERS

Costco membership is open to business owners, as well as individuals. Our members are our reason for being – the key to our success. If we don't keep our members happy, little else that we do will make a difference.

There are plenty of shopping alternatives for our members and if they fail to show up, we cannot survive. Our members have extended a trust to Costco by virtue of paying a fee to shop with us. We will succeed only if we do not violate the trust they have extended to us, and that trust extends to every area of our business.

To continue to earn their trust, we pledge to:

- Provide top-quality products at the best prices in the market.
- Provide high quality, safe and wholesome food products by requiring that both vendors and employees be in compliance with the highest food safety standards in the industry.
- Provide our members with a 100% satisfaction guaranteed warranty on every product and service we sell, including their membership fee.
- Assure our members that every product we sell is authentic in make and in representation of performance.
- Make our shopping environment a pleasant experience by making our members feel welcome as our guests.
- Provide products to our members that will be ecologically sensitive.
- Provide our members with the best customer service in the retail industry.
- Give back to our communities through employee volunteerism and employee and corporate contributions to United Way and Children's Hospitals.



3. Take care of our employees

Our employees are our most important asset. We believe we have the very best employees in the warehouse club industry, and we are committed to providing them with rewarding challenges and ample opportunities for personal and career growth.

We pledge to provide our employees with:

- Competitive wages
- Great benefits
- A safe and healthy work environment
- Challenging and fun work
- Career opportunities
- An atmosphere free from harassment or discrimination
- An Open Door Policy that allows access to ascending levels of management to resolve issues
- Opportunities to give back to their communities through volunteerism and fund-raising



Career Opportunities at Costco:

- Costco is committed to promoting from within the company. More than 85% of our current management team members (including Warehouse, Merchandise, Administrative, Membership, Front End and Receiving Managers) are "home grown."
- Our growth plans remain very aggressive and our need for qualified, experienced employees to fill supervisory and management positions remains great.
- Today we have Warehouse Managers and Vice Presidents who were once Stockers and Callers or who started in clerical positions for Costco. We believe that Costco's future executive officers are currently working in our warehouses, depots and buying offices, as well as in our Home Office.

4. Respect our vendors


RESPECT OUR VENDORS

Our vendors are our partners in business and for us to prosper as a company, they must prosper with us.

To that end, we strive to:

- Treat all vendors and their representatives as you would expect to be treated if visiting their places of business.
- Honor all commitments.
- Protect all vendor property assigned to Costco as though it were our own.
- Not accept gratuities of any kind from a vendor.

These guidelines are exactly that – guidelines – some common sense rules for the conduct of our business. At the core of our philosophy as a company is the implicit understanding that all of us, employees and management alike, must conduct ourselves in an honest and ethical manner every day. In fact, dishonest conduct will not be tolerated. To do any less would be unfair to the overwhelming majority of our employees who support and respect Costco's commitment to ethical business conduct.

If you are ever in doubt as to what course of action to take on a business matter that is open to varying ethical interpretations, TAKE THE HIGH ROAD AND DO WHAT IS RIGHT.

If we follow the four principles of our Code of Ethics throughout our organization, then we will achieve our fifth principle and ultimate goal, which is to:

5. Reward our shareholders


REWARD OUR SHAREHOLDERS

- As a company with stock that is traded publicly on the NASDAQ stock exchange, our shareholders are our business partners.
- We can only be successful so long as we are providing them with a good return on the money they invest in our company.
- This, too, involves the element of trust. They trust us to use their investment wisely and to operate our business in such a way that it is profitable.
- Over the years Costco has been in business, we have consistently followed an upward trend in the value of our stock. Yes, we have had our ups and our downs, but the overall trend has been consistently up.
- We believe Costco stock is a good investment, and we pledge to operate our company in such a way that our present and future stockholders, as well as our employees, will be rewarded for our efforts.

What do Costco's Mission Statement and Code of Ethics have to do with you?

EVERYTHING!

The continued success of our company depends on how well each of Costco's employees adheres to the high standards we insist on, as mandated by our Code of Ethics. And a successful company means increased opportunities for success and advancement for our employees.

No matter what your current job, there are creative ways you can put Costco's Code of Ethics to work every day. It's reflected in the energy and enthusiasm you bring to work each day, in the relationships you build with your management, your co-workers, your vendors and your members.

By always choosing to do the right thing, to go the extra mile – you will build your own self esteem, increase your own chances for success and make Costco more successful, too. It is the synergy of ideas and talents, each of us working together and contributing our best, that makes Costco the great company it is today and lays the groundwork for what we will be tomorrow.

We're glad you are part of the Costco family, and we thank you for your valuable contributions to our company. We hope you will stay and grow along with us. We believe the best is yet to come!

How we do business

Our Warehouses:

- We operate in large, no-frill, low-cost facilities.
- Costco warehouses are designed for simplicity, economy and efficient use of shopping space, in keeping with our image of warehouse shopping at wholesale prices.

Our Merchandise:

- We offer a wide range of product categories with a narrow selection of the most popular items and styles within each category.
- Goods are displayed in original cartons on pallets, allowing for efficient storing and moving of products into display/sell positions.
- We carry nationally branded products as well our own top-quality private label goods (Kirkland Signature products), which must meet or exceed national brand quality and provide a substantial savings to our members.
- While name-brand recognition is very important, buyers purchase only high-quality products based on which items they can obtain at the best price. This is why at different times our members may find products of the same high quality but in different brands.

STANDARDS OF CONDUCT AND DISCIPLINE

"WHAT ARE THE RULES?" 11.0 STANDARDS OF CONDUCT AND DISCIPLINE TAB

11.1 STANDARDS OF CONDUCT AND DISCIPLINE

The following are basic Company guidelines. This is not intended to encompass all Company policies and procedures. If you have any questions, please check with your Supervisor for clarification.

We may, from time to time, at our discretion, modify these guidelines.

11.2 CAUSES FOR TERMINATION

The general course of action will be termination of employment. No previous Counseling Notices are necessary. If termination does not occur, the Employee Counseling Notice will be retained as a permanent part of the personnel file.

1. Falsification of Company records and/or time card including omitting facts or willfully giving wrong or misleading information. This includes, but is not limited to:
   - the employment application
   - internal investigations
   - benefit enrollment forms
   - inventory, vault or sales audit forms
   - signing someone else's time card or swiping someone else's name badge
   - having your time card signed or your name badge swiped by someone else
2. Violation of the Company policy prohibiting harassment including, but not limited to, sexual harassment, retaliation, or interfering with an investigation.
3. Violation of the Company policy prohibiting discrimination against or harassment of co-workers, vendors or members, including malicious gossip, and derogatory attacks. This includes, but is not limited to, retaliation, or interfering with an investigation.
4. Unauthorized disclosure of confidential information relating to Costco, its members, employees, vendors or agents.
5. Violation of Manager's Standard of Ethics.
6. No call/no show for three consecutive days (job abandonment) and/or unauthorized absence for three consecutive days.
7. Unauthorized leave of absence or failing to return from a leave of absence and/or failure to provide required documentation for a leave of absence.
8. Unbecoming conduct, horseplay, unnecessary noise, or any act that jeopardizes the order of business and safety of the Company, the employee, other employees, customers, vendors, or Company property.

9. Any conflict of interest which includes, but is not limited to, creating a business in competition with Costco, working for another employer in competition with the Company, or performing unauthorized work for a customer as a representative of Costco.
10. Serious misconduct of any kind as defined by the Company.
11. Three unpaid suspensions in any 12-month period.
12. Any relationship that jeopardizes your ability to perform your job responsibilities safely, competently and/or honestly.
13. Creating or contributing to unsanitary or immoral conditions.
14. Reporting for or returning to work under the influence of intoxicants; or possessing, consuming, or selling any controlled substances on Company premises; or refusing to be tested for alcohol and/or substance abuse in the event of reasonable suspicion or as a result of being involved in or having contributed to an accident involving injury or harm to individuals, property or equipment; or testing positive. Any violation of the Company's Drug and Alcohol-Free Workplace Policy, described in Section 2.6.[10]
15. Proof or confession of dishonesty including, but not limited to, grazing[11] or theft of any kind. Arrest and conviction of a felony; or other adjudication or where sentence is imposed.[12]
16. Borrowing, using, lending, removal of, or giving away Company funds, merchandise, or equipment without written authorization of the Manager.
17. Fighting, striking, or attempting to strike another person, or any act of violence or threat of violence occurring on Company premises or on Company time.
18. Willful damage or destruction of Company property, equipment, merchandise, or property of others on Company premises.
19. Any act of insubordination, or refusal to comply with the direct instructions or directions of your Supervisor, including but not limited to, any violation or non-compliance with a Contract for Continued Employment.
20. Possession of firearms, weapons, or explosives on Company time or premises.

[10] *Except where prohibited by state law. In the state of Vermont, state law requires rehabilitation.*

[11] *This includes, but is not limited to: shelf stock, RTV merchandise, merchandise returned at membership, and any packages that become opened by either members during the course of the day or damaged in the process of stocking (i.e., blade cut, defective seams, etc.). Also included are Food Court and fresh food products and any ingredients used in their preparation. "If you didn't buy it, don't eat it!"*

[12] *Except where prohibited by state law. In the state of Hawaii, the conviction must be related to the position held.*

CONDUCT & DISCIPLINE

21. Extending or receiving unauthorized discounts, refunds, or credits; failure to record sales; ringing up own sales or a family member's sales; working with an open register.
22. Unauthorized posting, distribution, removal, or alteration of any material on Company property.
23. Unauthorized entry or exit from Company premises at points other than those designated for employees. Going into restricted areas without authorization.
24. Leaving the Company premises during working shift without permission of management.
25. Exceeding the maximum time granted for leaves of absence or exceeding a vacation period.
26. Accepting employment with another employer while on leave of absence.
27. Disobedience of Company rules including, but not limited to, E-mail/Internet policy, safety policies and procedures, fire procedures, and sanitary rules and regulations.
28. Accepting gratuities, gifts, presents, money, or tips from members/customers and/or vendors.
29. Failure to produce and/or maintain required licenses.
    - Licensed or certified Pharmacy, Optical, Hearing Aid personnel are required to maintain their own licenses or certificates as a condition of employment.
    - Employees working in the tire shop must maintain current driver's license.
30. Failure to report to your Supervisor any injury, accident, or damage to Company property.

11.3 CAUSES FOR DISCIPLINARY ACTION

Counseling Notices will be issued within three scheduled working days of the violation coming to Management's attention (excluding Saturdays, Sundays and holidays).

In some instances, such as an ongoing investigation, such issuance may exceed three scheduled working days. You will be asked to sign the Counseling Notice.

- The first violation will result in a documented Employee Counseling Notice.
- The second violation of the same or similar nature within a 6-month period will result in a second documented Employee Counseling Notice.

- The third violation of the same or similar nature within a 6-month period will result in termination of employment.
- Four counseling notices within any 6-month period, even if unrelated, will result in termination of employment. (A Counseling Notice for Excessive Absenteeism cannot be counted as one of these four counseling notices.)

Note: Employee Counseling Notices for violations of minor offenses will remain in the employee's personnel file for six months. Employee Counseling Notices for absenteeism will remain in the employee's personnel file for one year. Employee Counseling Notices for violations of major offenses will remain in the employee's personnel file permanently.

I. Excessive absenteeism is defined as exceeding seven instances in any 12-month period, extended by any leave of absence. (When absent for two or more consecutive days, this is one instance.)

- The eighth instance in any 12-month period will result in a documented Employee Counseling Notice.
- The ninth instance in any 12-month period will result in a documented Employee Counseling Notice.
- The tenth instance in any 12-month period will result in an unpaid 3-day suspension.
- The eleventh instance in any 12-month period will result in termination of employment.

Note: Paid sick leave is included for purposes of calculating instances of absence.

Absences Which Do Not Count:

- If you have requested a day off in advance and received your Supervisor's approval, this will not count as an instance of absenteeism.
- Absence due to an approved leave of absence (including Family and Medical Leave Act), jury duty, funeral leave, veteran's leave, or workers' compensation leave will not count as an instance of absenteeism.
- If you report to work and leave prior to the end of your scheduled shift due to illness, and with the approval of your Supervisor, this will not be included for purposes of calculating instances of absenteeism. However, if you have had excessive absenteeism, or have requested permission to leave early due to sickness on a frequent basis, your Supervisor may ask that medical substantiation of your illness be produced. If it is not, then that instance of absence will be counted as an instance of absenteeism.

- If you or a member of your family has a serious illness which results in your incurring more instances of absenteeism than are permitted, an exception may be made so that any absence due to such illness will not count as an occasion of absenteeism, provided medical substantiation is produced, in accordance with FMLA and state regulations.

2. Excessive tardiness – three separate tardies in any 30-day period is considered excessive. Reporting to work four or more minutes late is considered tardy. Tardies can only be counted once.
3. No call/no show. Reporting for work one hour or more after your scheduled shift, without contacting management.
4. Failure to perform work as required. Not meeting Company requirements for quality, accuracy or quantity of work; inefficiency or the inability to perform assigned tasks (job incompetence).
5. Use of rude, derogatory, or obscene language between Supervisors, co-workers, members/customers and/or vendors, not of the nature to constitute a violation of the anti-harassment policy.
6. Discourtesy, insolence, or rudeness to a member or vendor.
7. Trading, switching, or not following the posted work schedule without prior approval of management.
8. Beginning work prior to the start of your scheduled shift or leaving before your work schedule is completed without the express approval of management to change your schedule. Working "off the clock."
9. Failure to show up for work or call in prior to the beginning of the work shift. Notification must be made to your Supervisor one hour before the start of the work shift unless you are working the first shift of the day, in which case you must notify your Supervisor at the start of the shift.
10. Improper use of Company property.
11. Unnecessary loitering, wasting of time, engaging in personal conversations, detracting from your work or the work of others, including any behavior or conduct that causes a disruption in the workplace.
12. Use of Company telephones, fax machines, computers, and property for personal business, except in the case of an emergency and then only with express management approval.
13. Taking extended breaks or meal periods. Loafing or other abuse of Company time.

14. Parking cars in areas not assigned as employee parking areas or "on premises" traffic violations.
15. Violations of established cash handling policies and procedures (excluding theft of any kind or other acts of dishonesty).
16. Chewing gum, chewing tobacco, or smoking, except in designated areas, and never on the sales floor or at the registers.
17. Failure to follow any safety rules or regulations, including, but not limited to, using improper lifting or box cutting techniques.
18. Presenting the Company with a personal check for insufficient funds, closed account, etc.
19. Soliciting or collecting funds for any purpose during actual working hours without permission of a Supervisor or Manager.
20. Failure to follow rules and regulations from the Security Department concerning identification/name badges and/or other procedures.
    Note: Employee parcels, lunch boxes, backpacks, lockers, etc. are subject to periodic search. Lockers are provided in the break area for personal belongings. Personal belongings are to be secured in a locker, not taken to the checkstand or on the sales floor. Employees are responsible for providing a padlock for their locker.
21. Violation of Costco's Personal Appearance policy.

STANDARDS OF ETHICS

11.5 STANDARD OF ETHICS (MANAGERS/SUPERVISORS)

The Costco Mission Statement sets forth our commitment to obey the law, take care of our members and employees, respect vendors, and reward our shareholders. We cannot accomplish this unless we adhere to a set of moral principles that project our Mission's goal to our fellow employees, members, vendors and community. In accepting a position of management you must be committed to and demonstrate a role of honesty and forthrightness. Managers above all else lead by example.

- The rights of employees, members and vendors must be treated with respect and dignity.
- Inappropriate fraternization with employees creates an atmosphere of conflict of interest and favoritism and is not acceptable.
- Managers must always strive to keep the workplace free of any form of harassment or discrimination. All members of management must review, be versed in and administer the policy prohibiting harassment and discrimination as outlined by the Costco Employee Agreement. All forms of harassment, whether due to race, color, national origin, ancestry, sex, sexual orientation, religion, age, disability, veteran status, political ideology or any other reason is prohibited.
- Vendors are dealt with in the same honest and forthright fashion we expect from them.
- Personal relationships with any person providing a business service to Costco is not a sound practice and generally prohibited. Do not seek or accept from any person or company doing business with Costco any gift, service, loan, entertainment or trip of any value. Your position at Costco must never be used to influence a vendor or any person doing business with us to personally benefit you or your family.
- Without proper authorization, confidential information must never be released to outside sources.
- Records (payroll, personnel, inventory, etc.) are never manipulated in an effort to enhance performance or results.
- Costco merchandise, equipment, supplies and employees are not to be exploited for personal gain.
- Our management commitment requires us to operate within the law in all aspects. Company policies and directives are to be adhered to in all aspects of the operation.
- All Managers are to be aware of and administer our Drug and Alcohol-Free Workplace Policy as defined in the Costco Employee Agreement.

Employee Agreement

Our goal is a safe and efficient working and shopping environment. Following and administering the standards of conduct and discipline as stated in the Costco Employee Agreement is one of the management tools used to create this environment.

The above are some common sense guidelines for our job. Guidelines can never answer every question or solve all problems. At the core of our philosophy as a company must be the implicit understanding that not one of us is required to lie or cheat on behalf of Costco or to enhance our company or personal performance. Managers must never engage in any activity which could raise a question concerning their integrity.

Any time there is the slightest doubt about an activity that could be questioned regarding honesty, integrity or intent it must be presented and discussed with your Manager or Regional Vice President to remove any shade of doubt.

QUARTERLY CERTIFICATION

CERTIFICATION

The undersigned hereby confirms, to the best of my knowledge and belief and under penalty of perjury, that:

1. The books and records of [Name of subsidiary] are maintained in accordance with the policies and procedures of Costco Wholesale Corporation (the "Company").

2. The financial and operating information regarding [Name of subsidiary] and the International Financial Reporting Package presented to the Financial Reporting Department in connection with the preparation of the Company's Annual Report on Form 10-K for the year ended September 1, 2002

do not contain any untrue statements of a material fact nor omit to state any material fact necessary to cause the statements in the Annual Report to not be misleading to a reasonable investor,

and fairly present, in all material respects, the results of operations and financial condition of [Name of subsidiary].

3. [Name of subsidiary] and all employees or agents thereof have complied with the provisions of the Foreign Corrupt Practices Act, including the prohibition in the Act against providing any money or any thing of value to any foreign government official, candidate for governmental office, political party or any other person knowing that such other person will offer the money or thing of value to any foreign government official, candidate for governmental office or political party, in order to influence a government official in the performance of his official duties or otherwise to secure an improper advantage.

Dated: _______________, 2002

____

Name:

Title:

EXHIBIT C

en "TIEMPO", Madrid, 3·09·01

(1)



Patrimonio perdido



La destrucción de la arquitectura –obra del español Félix Candela– y las pinturas del antiguo Hotel Casino de la Selva de Cuernavaca, en México, por parte de una empresa estadounidense para construir un complejo comercial se ha convertido en el primer escándalo cultural del gobierno de Fox.

Un centro comercial arrasa un edificio histórico en México

Sin vuelta atrás
El singular edificio que diseñó Félix Candela para el Casino de la Selva, de Cuernavaca, quedó reducido a escombros, a la espera de que allí se levante un centro comercial

MANUEL GARCÍA

La compraventa del antiguo Hotel Casino de la Selva de Cuernavaca, en México, por la empresa estadounidense Costco y la reforma del citado hotel, con la consiguiente destrucción del restaurante paraboloidal del arquitecto español Félix Candela (1910-1997) y el deterioro del mural *España hacia América* (fechado en 1951) del pintor también español Josep Renau (1907-1982), así como de otras pinturas murales de artistas mexicanos, se ha convertido en el primer escándalo cultural del gobierno de Vicente Fox.

La presión social del Frente Cívico Pro Defensa del Casino de la Selva, del Consejo Ciudadano para la Cultura y las Artes, de la Unión de Comerciantes del Mercado López Mateos y el manifiesto firmado, entre otros, por intelectuales y artistas como Elena Poniatowska, Carlos Monsiváis, David Huerta, Francisco Toledo o José-Emilio Pacheco, obligó a las autoridades a suspender las obras del casino e iniciar un debate sobre el futuro del hotel semidestruido por la [illegible]

A lo largo de su historia, el Casino de la Selva –donde situó el escritor Malcom Lowry su novela *Bajo el volcán*, de 1947– tuvo diversos propietarios, pasó años de transacciones y varios precios. El casino fue construido en 1929 por el empresario y emigrante español Manuel Suárez.

El paraíso de Cuernavaca

En el año 1931, el hotel fue abierto con una veintena de habitaciones. Luego, se convertiría en una casa de juego. En 1934, al prohibirse el juego en México, durante el gobierno



Atentado artístico

A la obra del arquitecto español Félix Candela (1910-1997) –un restaurante paraboloidal– hay que añadir el mural de Josep Renau (1907-1982) –"España hacia América", de 1951 (en la foto)– y las obras de los artistas mexicanos, Manuela Ballester y Benito Messeguer, el doctor Atl, Siqueiros, González Camarena, Reyes Meza, Jorge Flores o Francisco Icaza.

FOTOS: M. GUTMAN

1940), tuvo que dedicarse de nuevo a la hostelería y a lugar de recreo.

Durante más de medio siglo, el Hotel Casino de la Selva ocupó un espacio natural de más de 95.000 metros cuadrados, y albergó unas seiscientas variantes de árboles y plantas en un lugar que, según Valentín López González, cronista local, contiene incluso yacimientos prehispánicos. Esta destrucción del Casino de la Selva supone un grave atentado al patrimonio artístico, histórico y cultural hispano-mexicano, un aspecto, por cierto, sobre el cual no se han definido por ahora las autoridades españolas.

La historia que contamos acontece en Cuernavaca, un ciudad residencial, de clima primaveral, donde vivieron el cineasta Luis Alcoriza, la escritora Elena Garro, el pintor David Alfaro Siqueiros... Lugar turístico de primer orden, el Casino de la Selva, fue un hotel de lujo hasta que los herederos de Manuel Suárez, en 1981, lo vendieron con todas sus instalaciones a una empresa del sector por el precio de 30 millones de dólares, unos 6.000 millones de pesetas. Sidek-Situr, la empresa turística que adquirió el complejo hotelero, volvería a venderlo en 1994, por problemas de liquidez con la hacienda pública mexicana, a Fobaproa, una empresa estatal.

Así, el gobierno de México adquiría este recinto turístico que mantuvo más de diecisiete años cerrado, hasta que el Fideicomiso Liquidador de Instituciones y Organizaciones Auxiliares de Crédito lo vendió de nuevo, el 4 de mayo de 2001, a la empresa estadounidense Costco, por el precio de 10 millones de dólares, unos 2.000 millones de pesetas. Un terreno, por cierto, que según declaraciones de Fernando Cobo, ex administrador del hotel, al diario de la capital mexicana *Reforma*, valdría ahora cerca de 360 millones de dólares, es decir unos 72.000 millones de pesetas.

RIQUEZA

● Es un espacio de 95.000 metros cuadrados, con 600 variedades de árboles y plantas e, incluso, con restos prehispánicos



Félix Candela

La obra mexicana de este arquitecto español es uno de los grandes ejemplos del patrimonio artístico hispano-mexicano

DATO

● "La autoridad federal nos vendió el puro terreno y no había ningún bien inmueble catalogado", dice un representante de la empresa Costco

Con esta operación a la baja, además, Costco –una cadena de tiendas norteamericana con filiales mexicanas como Gigante, Sumesa y Comercial Mexicana– conseguía un espacio estratégico en la zona residencial más importante de Cuernavaca, las Lomas de la Selva, planteando a largo plazo una competencia al popular Mercado López Mateos, lo que provocó manifestaciones de los modestos propietarios y vendedores indígenas de dicho mercado de la ciudad morelense.

Simple comercio

Si a esto añadimos que en la venta se ocultó el interés patrimonial del edificio de Félix Candela y de los murales de Josep Renau y Reyes Meza, tiene razón Sergio Añedo, representante de la empresa Costco, al declarar al diario mexicano *La Jornada* que "la autoridad federal nos vendió el puro terreno y no había ningún bien inmueble catalogado" y el valor "de los que había era cero, según la evaluación".

Así pues, cuando el alcalde de Cuernavaca, José-Raúl Hernández, autoriza la demolición del Casino de la Selva, Costco ya tiene luz verde para la reforma, prometiendo una inversión de 40 millones de dólares, la creación de puestos de trabajo y la dotación de una megatienda, con un Price Club, una Comercial Mexicana y un restaurante California, para la población del Estado mexicano de Morelos.

Nadie había previsto, al parecer, que esa operación conllevaba la destrucción del Casino de la Selva, donde el cineasta John Huston ya no podría rodar, con Albert Finley, la historia de Malcom Lowry, porque además de los guayabos, los jacarandás y los arrayanes, faltarían el mural de Renau y el *cascarón* de Candela.

1982), dijeron estar muy limitados económicamente.

"¡Yo estoy más arruinado que el demonio!", exclamó Reyes Meza. "Debo la renta de tres meses".

Mientras el pintor Jorge Flores advertía que "Costco se está pasando de listo porque después de haber destruido el edificio ahora quiere venderlo", Emili Payá, secretario de la Fundación Josep Renau, dijo desde Valencia que la propuesta de la trasnacional es una "burla".

"El precio es desorbitado, es una especulación total con el terreno", dijo. "La fundación no cuenta con recursos para apoyar la compra, aunque siguiendo la filosofía de Renau, nos gustaría que el Casino de la Selva fuera adquirido para el pueblo de Morelos".

Alfredo Suárez Ruiz, hijo de Manuel Suárez, constructor del Casino de la Selva, comentó que es difícil conseguir donativos para proyectos culturales, ya que tras dos años de tocar las puertas de empresas como Telmex, no ha podido obtener fondos para la restauración de siete paneles del *Polyforum Cultural Siqueiros*, proyecto para el que se requiere un millón de dólares.



17 de julio. La Fundación Josep Renau de Valencia pide la intervención del Ministerio de Cultura español y de la UNESCO para frenar la destrucción del patrimonio artístico del ex hotel.

24 de julio. Costco acepta vender el Casino *de la Selva* en 15 *millones de dólares*.



23 de julio. Miriam Lechuga, representante legal de Reyes Meza, anuncia que sigue el procedimiento legal contra quienes resulten responsables de la destrucción de los murales del *Casino de la Selva*.

Califican remate de 'sucia maniobra'

POR CARMEN ÁLVAREZ

De "sucia maniobra" califica Fernando Cobo, administrador del Casino de la Selva durante 25 años, la venta del ex hotel a los dueños de Comercial Mexicana, quienes tienen la franquicia de la cadena estadounidense de tiendas de club de membresía Costco en México.

"No se puede vender en el 2001 el Casino de la Selva en 10 millones de dólares a los González Nova de Comercial Mexicana, cuando diez años antes, Marcos Manuel Suárez (hijo) lo vendió a los Martínez Huitrón de la cadena hotelera Sidek-Situr en 40 millones de dólares", consideró Cobo.

Tras la crisis económica de 1994, Sidek-Situr cedió el Casino de la Selva al Fobaproa (hoy IPAB) en pago por sus adeudos, terreno que el 4 de mayo fue rematado por el Fideicomiso Liquidador de Instituciones y Organizaciones Auxiliares de Crédito (Fideliq).

En entrevista vía telefónica, Cobo estimó que el tratamiento de "predio", sin considerar su patrimonio artístico, y el precio de remate (de aproximadamente mil 111 pesos por metro cuadrado) que las autoridades de la Secretaría de Hacienda le dieron al ex hotel, no corresponde al valor actual de una zona comercial en el centro de Cuernavaca, a pesar de que el valor de los terrenos sufrió después de la crisis una depreciación temporal.

"Después del 94, el precio de los terrenos de uso residencial en Cuernavaca se ha mantenido, no así el de las zonas comerciales, que han ido a la alza, lo cual es el caso del Casino de la Selva. La experiencia que tengo en relación con el valor de los terrenos cercanos al ex hotel es que el Centro Comercial Cuernavaca se valuó a fines de los ochenta en cerca de 8 mil 500 pesos el metro cuadrado con todo y construcciones".

Cobo recordó haber tenido varias veces en sus manos las escrituras del Casino de la Selva, que se encontraban a nombre de una empresa de Manuel Suárez, su primer dueño, llamada Inmuebles Urbanos, S.A., y de su esposa, Raquel Ruiz de Suárez.

"Inicialmente, el Casino de la Selva estaba en las afueras. Hoy es un terreno urbano de una zona comercial y céntrica, cuyo valor promedio por metro cuadrado no puede ser menor a los 4 mil o 6 mil pesos. Lo que significa que el precio mínimo del predio de 95 mil metros cuadrados debe oscilar entre 360 y 540 millones de pesos (de 40 a 60 millones de dólares)", comentó.

El daño "a todas luces intencional" del acervo artístico y arqueológico del Casino de la Selva sólo resulta concebible con la anuencia de las autoridades locales y federales, consideró Cobo.

"No podemos afectar de una forma tan grave el patrimonio artístico si no hay una jerarquía muy alta que lo permita. El Gobernador y el Alcalde han tenido que participar en esto porque nadie tira una pared en Cuernavaca sin que el Ayuntamiento le dé permiso de demolición", estimó.

Cobo dijo que una de las tesis más difundidas entre la comunidad comercial cercana al Casino de la Selva es que al Alcalde, José Raúl Hernández, le prometieron abrir una calle en el terreno del ex hotel para agilizar la vialidad en esa zona del centro de Cuernavaca.

Reforma 26.7.01 1C

Exigen que se transparente la venta del Casino de la Selva

El cronista de la ciudad, Valentín López González opina que las personas que causaron daños a las obras del Casino de la Selva, merecen la cárcel

OSCAR LÓPEZ

El Consejo Ciudadano para Cultura y las Artes de Morelos (CCCAM) y organizaciones civiles se manifestaron en las inmediaciones del Jardín Borda para exigir a las autoridades de la cultura y al ayuntamiento capitalino se aclare de manera transparente la compra-venta de ex hotel Casino de la Selva y que éste a su vez sea declarado extemporáneamente edificio patrimonial cultural de México.

A su paso por las instalaciones del Instituto de Cultura de Morelos, el grupo de manifestantes fue recibido por el director del Instituto de Cultura de Morelos, Alfonso Toussaint, quien dijo a su vez que no le corresponde a él como autoridad decidir el destino del inmueble, cosa que fue cuestionada por los artistas y creadores de la cultura en el estado.

En la reunión, con manifestantes, el director de cultural, expresó que el Casino de la Selva es propiedad de la empresa Costco, por lo que no se puede hacer nada al respecto.

Por otra parte, Arely Carreón, integrante de Guardianes de los Arboles, afirmó que el motivo de la manifestación en las instalaciones del Instituto de Cultural de Morelos -en donde se reunieron con el director de cultural- fue con el objetivo de exigir se aclare el proceso de compraventa del inmueble "sí es que realizó de manera legal" conforme a derecho.

"Queremos que la autoridad de la cultura aclare su postura sobre el destino de los murales que por más de tres décadas han permanecido en el ex Casino de la Selva. Una de sus funciones es vigilar que las obras de arte sean respetadas. El CCCAM y los organismos civiles consideramos que la cultura no es sólo danza, música y teatro sino es también la forma de vida de un pueblo, la cultura de los árboles y otros más", indicó Carreón.

La ambientalista, consideró que el primer paso para que se llegue a un acuerdo común entre ambas partes, sobre el futuro de las obras pictóricas de los autores Renau y Reyes Meza, así como las pocas obras escultóricas que aún permanecen en el lugar, tendrá que llevarse a cabo por la vía del consenso, en dónde, dijo, la sociedad morelense podrá opinar y participar de manera incluyente, ya que el inmueble del Casino de la Selva por años funcionó como institución cultural.

Finalmente, apuntó: "Las obras pictóricas que se localizan en el Casino de la Selva y los cientos de árboles que habitan esa zona están en peligro de desaparecer si es que se permite la construcción de una tienda *Megacomercial*". Considero que la sociedad morelense tiene que levantar la voz para no permitir que una vez más se lleve a cabo construcciones de empresas trasnacionales en la entidad. "Nosotros estamos en pie de lucha y no vamos a permitir que se construya dicho supermercado", concluyó.

VER, OIR Y LEER

◆ **CINE**

16:00, 18:30 y 21:00 hrs. *Adulterio: modo de empleo*. Dir. Christine Pascal. Francia. 1995. Cine Morelos.

El Gran Calavera. Dir. Luis Buñuel. Museo Robert Brady.

◆ **CURSOS**

Desarrollo de proyectos culturales comunitarios. Auditorio del Centro Morelense de las Artes.

Medicina tradicional y herbolaria. Curso de verano. Jardín Etnobotánico y Museo de Medicina Tradicional y Herbolaria.

◆ **EXPOSICIONES**

Carteles de concurso. Convento de Santiago Apóstol. Jiutepec.

Códices y mapas de Morelos. Exposición itinerante. Museo y Centro de Documentación Histórica Exconvento de Tepoztlán.

Échate ese trompo a la uña. Exposición de juguetes tradicionales mexicanos. Museo Histórico del Oriente de Morelos. Cuautla.

La Jornada Morelos
fecha: 11-Julio-01
página 15

MORELOS

el regional del sur / morelos / jueves 26 / julio /2001

Presumen fraude en venta del ex Casino

•CARLOS GALLARDO SÁNCHEZ

La presunción de que el secretario de Hacienda, Francisco Gil Díaz, pudo incurrir como titular de la dependencia en la venta fraudulenta del ex Casino de la Selva, fue externada ayer en la tribuna del congreso local por el diputado local perredista José Luis Correa Villanueva.

Sostuvo que al aceptar los inversionistas de la empresa Costco que al adquirir el predio por parte del organismo encargado de rematar las propiedades confiscados por las deudas acumuladas en el Fobraproa, pagaron aproximadamente un costo de mil pesos por metro cuadrado, existe la posibilidad de irregularidades en la transacción, pues la zona en la que se ubica el referido predio la cotización por metro cuadrado rebasa con mucho la cantidad que los empresarios tuvieron que pagar.

El monto que los anteriores propietarios aceptaron cubrir por todo el inmueble, comentó Correa Villanueva, fue de aproximadamente 30 millones de dólares que les pidió Marcos Manuel Suárez, su original dueño. "Tenemos información -dijo- que cuando el gobernador Sergio Estrada Cajigal planteó a la Secretaría de Hacienda el interés de la administración estatal por adquirirlo, Gil Díaz le fijó una cantidad de 11 millones de dólares". El legislador manifestó su escepticismo, después de afirmar que la suma total desembolsada por Costco fue alrededor de diez millones de dólares. Remató sus análisis con la presunción de que algo sucedió en todo eso y que no es transparente.

Reconoció que si bien toda la negociación correspondería investigarse a nivel federal, la legilsatura a la que pertenece debería integrar una comisión que coadyuvase al esclarecimiento de toda esa serie de dudas. No descartó la tesis de que un gobierno proempresarial haya favorecido intencionalmente a una trasnacional, circunstancia avalada, según él, por los intereses de la "Sagrada Familia" y la defensa a ultranza que han enarbolado para que el proyecto de la megatienda se concrete.

Instó a las autoridades municipales y estatal a ponerse a trabajar en serio elaborando un verdadero proyecto de reordenamiento urbano y "no hacer tarugadas de meter dos grandes cascarones para favorecer a trasnacionales".

Además de ello habló de una peligrosa estrategia por parte del gobierno de Sergio Estrada Cajigal para golpear a la clase trabajadora y solicitó, en congruencia con lo expresado por la dirigencia perredista, la destitución de Hugo Ayerdi y Jorge Rendón por su política antiobrera.

La participación de Correa Villanueva se originó en respuesta a una intervención previa de la diputada panista Martha Leticia Rivera Cisneros, quien había insistido en las bondades de la instalación de la megatienda y de los beneficios colaterales que acarrearía.

La diputada volvió a hacer uso de la tribuna, "por alusiones", para sumarse finalmente al exhorto de Correa Villanueva, en en sentido de investigar al secretario de Hacienda, Francisco Gil Díaz. Recordó el pasado priísta del funcionario federal y sostuvo que de encontrársele la comisión de anomalías en la venta del ex Casino de la Selva los panistas se sumarían a las exigencias de sancionarlo.

La Jornada Morelos
fecha: 23-Julio-01
página Última plana (cultura)

La Jornada Morelos
◆ DIRECTOR FUNDADOR: CARLOS PAYAN VELVER ◆ DIRECTORA GENERAL: CARMEN LIRA SAADE ◆ DIRECTOR: FRANCISCO GUERRERO GARRO

❖ TECORRAL

Mi general Zapata dijo: *La tierra es de quien la trabaja con sus manos*, aunque a casi 100 años de su grito insurgente, tristemente, la tierra parece ser de quien la *concentra* en unas cuantas manos

LA TIERRA VOLVERA...



ADRIAN OLIVAN

A quiénes la trabajan con sus manos

❖ Francisco Icaza: siempre le fue concesionado por el ayuntamiento

Aseguran que el Casino de la Selva nunca fue propiedad de Suárez Ruíz

❖ Inician una campaña para recabar firmas y exigir una consulta respecto al inmueble

OSCAR LOPEZ

El pintor Francisco Icaza, aseguró que el predio del ex hotel Casino de la Selva nunca fue propiedad particular del empresario Marcos Manuel Suárez, pues estuvo concesionado por su único propietario que ha sido el ayuntamiento de Cuernavaca, por lo que la Secretaría de Hacienda habría incurrido en una irregularidad.

En el contexto, el escritor y periodista Javier Sicilia, dijo que de ser cierto, el gobierno municipal estaría incurriendo en "falsedad de declaraciones", respecto a las palabras del edil José Raúl Hernández Avila, en el sentido de que la comuna "nunca ha sido propietaria del inmueble", lo que revelaría un caso de corrupción por parte de las autoridades.

En el marco de la celebración del festival cultural, evento organizado por el Frente Ciudadano *Pro Defensa del Casino de la Selva*,



TITZOC CUELLAR

ONG's organizaron un festival cultural, en el que iniciaron una campaña para recabar firmas y exigir al IEE que organice una consulta pública para determinar el destino del ex Casino de la Selva

❖ Argumenta Carlos Ortega que la comuna no debió recibir los murales de ex Casino

PAG 14

❖ Abre la exposición pictórica y gráfica *El Angel Caído*, del autor Víctor Abreu

PAG 14

❖ Presentan en CCU obras de alumnos del *Taller de Dibujo y* Pintura ...

PAG 14

La Jornada Morelos
fecha: 23-Julio-01
página última plana (cultura)

Los Miserables

Víctor Hugo Bolaños

PAG 11

actividad en la que se presentaron diversos grupos artísticos y culturales, donde además se comenzó la campaña de recolección de firmas para dar sustento a la petición de que se realice una consulta pública en torno al conflicto que viejo hotel.

El pintor Francisco Icaza sostuvo que el empresario Manuel Suárez tuvo bajo su poder el viejo inmueble "gracias" a la renovación de permisos que le fueron otorgados durante los gobiernos priístas.

Icaza dijo sentirse indignado y también preocupado por lo que sucede actualmente en el viejo inmueble, luego de que la empresa Price Costco pretende construir una tienda megacomercial, situación en la que se podrían ver seriamente afectadas las obra artísticas que plasmaron Renau, Reyes Meza y Messeguer, entre otros pintores.

El artista refirió que México es un país de políticos y funcionarios *transas*. "Aquí hay *transas* de sexenio en sexenio. Entonces, todo es ilegal en México. Pero, el inmueble yo sé que pertenece al municipio de Cuernavaca y sino vayan a la oficina de Catastro y Registro Público de la Propiedad, ahí se darán cuenta que esto no ha sido vendido".

Por lo que respecta a las obras pictóricas que se localizan en el Casino de la Selva, el autor de la obra *La Farándula*, indicó: "Los pintores como David Alfaro Siqueiros, José Renau, José Reyes Meza, *Dr. Atl*, Silvio Benedetto, Mario Orozco Rivera, Jorge Flores, Antonio Sepúlveda, Benito Messeguer y su servidor plasmamos nuestras obras en el Casino de la Selva porque nosotros sabíamos que las pinturas iban a permanecer para siempre en este sitio", dijo.

"No he tenido la oportunidad de visitar el lugar, ya que se ha negado el paso a toda persona. Sin embargo, si quiero aclarar que mí obra la pinté para que permaneciera por muchos años en dicho lugar. Yo nunca pinté para el señor Manuel Suárez. Yo tenía conocimiento de que el Casino de la Selva iba a ser más tarde un centro cultura para el pueblo de Cuernavaca, pues, en principio fue la idea que tenía el ex presidente de México Adolfo López Mateos, el cual era muy amigo mío. Por lo que respecta al inmueble, jamás le perteneció a Manuel Suárez sino al municipio de Cuernavaca".

Asimismo, recordó que José Renau fue un refugiado español, que había sido en la República Española el director de la Escuela de Artes de Madrid asimismo, participaría más tarde en la construcción para salvaguardar las obras del Museo del Prado.

"El pintor valenciano Renau vino a México y empezó a pintar desde 1942, cuando el general Manuel Avila Camacho le permitió a Suárez la posibilidad de ir pensando en hacer un centro turístico para que a la larga fuera originalmente un centro cultural, en beneficio del pueblo de Cuernavaca. Entonces, cada sexenio al señor Suárez podía renovar los permisos. Bien, yo quiero aclarar que nunca pinté para el señor Suárez, yo plasmé mi obra para el pueblo de Cuernavaca. Yo jamás pintaría para un mercado. Lo que sucede aquí es una cloaca, pues, en estos días van a caer muchos funcionarios y grupos de inversionistas".

El artista refirió que la estructura que creó el arquitecto Félix Candela surgió por iniciativa del presidente Adolfo López Mateos, "el mandatario pretendía que fuera un foro cultural para que así se pudieran presentar las grandes compañías de teatro y operas internacionales. Creo que no ha habido un mejor teatro en México que tenga un espacio como el del Casino de la Selva. Además la obra del arquitecto Candela era extraordinaria, pues, el maestro llegó a tener fama internacional, por hacer grandes bóvedas de concreto de cuatro centímetros de grueso", dijo.



TIZOC CUELLAR

El pintor Francisco Icaza, aseguró que el ex Casino de la Selva nunca fue propiedad privada. En la gráfica, la sociedad civil demanda que el viejo inmueble sea convertido en un parque público

Por separado, el escritor Javier Sicilia señaló que la situación del caso Casino de la Selva se torna "grave" pues de no confirmarse que el lugar es una propiedad privada, el gobierno municipal podría haber estado incurriendo en falsedad de declaraciones, "hoy estamos ante un caso lleno de corrupción sí es que no se aclara la compra-venta del Casino. Los ciudadanos vemos con mucha tristeza que el gobierno quiera cambiar nuestro acervo cultural por dos megatiendas".

En otro orden de ideas, el escritor Javier Sicilia opinó que funcionarios del gobierno panista, no cuenta con un amplío panorama sobre la cultura y las distintas manifestaciones artísticas que se dan en la entidad, por lo que los llamó "ineptos".

Finalmente, el escritor señaló que los gobiernos municipal y estatal debe prestar oídos ante los reclamos de la sociedad civil, de no ser posible se podría caer en el declive el nuevo gobierno panista.

22 July 2001

Luto por el Casino de la Selva

La culpa del alcalde de Cuernavaca

Por **Guadalupe Sámano Popoca**

Los Cuernavacenses están de luto por la triste suerte del otrora esplendoroso Casino de la Selva, hoy semiderruído, devastado por los bárbaros del PAN que lo convertirán en un Price Club, todo por culpa del alcalde Raúl Hernández Avila, que fue quien autorizó tanto la licencia de construcción, como la licencia de cambio del uso del suelo, que no se haga tarugo, ni le juegue al hipócrita, afirmó la ex regidora Verónica Ahumada Mata.

Verónica con lágrimas en los ojos, agrega, como se nota que la Legión extranjera nos esta destruyendo, y que los hombres son de tan pocos huevos que no hacen nada para defender a su ciudad, a Raúl Hernández Avila, que es de Iguala, Guerero, poco le importa que se hayan destruido los murales del Casino, a el son los negocios, la vida y el habitat natural de la ente de Cuernavaca les importa un bledo.

Pero todo esto tiene un responsable, ese es el presidente municipal de Cuernavaca Raúl Hernández Avila, y su camarilla de lambiscones, porque nada le hace que Hacienda le remate el inmueble a quien se le pegue la gana, y nada importa hasta que el gobernador vea con buenos ojos la instalación de otra tienda mas, si el presidente se ciñe a la normatividad legal, no debió autorizar ni el cambio del uso de suelo, que era turístico cien por ciento.

Incluso sabemos que cuando la familia Suárez tuvo que venderlo, asfixiada por las deudas que contrajeron con la construcción del Gran Hotel de México, el compromiso de venta fue : remodelar el Casino, y darle uso turístico, en aquella ocasión los compradores fueron los japoneses dueños del Hotel Nikko de la Ciudad de México.

Luego quien sabe que pasó, no pagarían impuestos, o sabe Dios que , el chiste es que Hacienda federal lo remató, y los compradores fueron estos de Aurrerá, socios de las tiendas de nador poniendo cara de aflicción ante la destrucción de los murales artísticos que estaban en el Casino de la Selva, es pura hipocresía, ¿qué puede sentir un igualteco por los recuerdos que nosotros, la generación de lo sesentas sentimos por nuestro Casino de la Selva?

En aquellos tiempos no había mas puntos de reunión que el Casino y el Centro, El Casino esta lleno de la historia moderna de Morelos, en sus salones como el de las Columnas y el de Los relojes, se celebraron las convenciones políticas mas importantes, los destapes de candidatos, las batallas mas duras, así como también los bailes mas elegantes y tradicionales de la sociedad de aquellos tiempos, añade la famosa Vero.

Además de manifestar la barbarie de la derecha panista contra las obras de arte del Casino, el Ayuntamiento al autorizar un uso del suelo distinto al original, cometió severas violaciones que son suficientes para que el alcaldé Hernández Avila sea sometido a un juicio político, violó la ecología al autorizar con su rúbrica el cambio del uso del suelo , que significa la destrucción de árboles, jardínes, flores, albercas.

lo que le importa es el dineral que le habrán pagado al Ayuntamiento por la licencia de Construcción y por cambiar el uso del suelo de turístico a Tienda de Departamentos.

Si tu supieras Lupita cuantos matrimonios de Cuernavaca se iniciaron en los Jardines del Casino, era algo maravilloso, con sus jardines y teerrazas llenos de flores, los viejos se reunían en el salón de los murales porque ahí había unas mesitas muy elegantes de juego, donde pasaban las tardes, o las mañanas, jugando baraja, ajedrez o dominó.

Había un teatro profesional con asientos escalonados y camerinos, siempre había exposiciones de pintura, porque el dueño Manuel Suárez Suárez era mecenas de muchos pintores, incluso en los jardines estaba una estatua que representaba al pintor Murillo, el famoso doctor Atl, y otra ecuestre.

Aquí exponía permanentemene Cuevas, y seguido traían exposiciones de Europa de Giotto, del Greco y de Rembrandt, sus cuadros originales se expusieron ahí en ese salón que ahora dicen que ya fue demolido, así nomás a lo salvaje, porque a los del dinero que compraron el inmueble que remató la Secretaría de hacienda hace dos o tres meses, lo único que les interesa Price Club, o algunos gringos mercachifles,



que contaron con la firma de Hernández Avila estampada en la licencia qué autoriza el cambio del Uso del Suelo. Y también la licencia de Construcción.

Esos tratos ya tendrían mucho de haberse negociado, los inversionistas de esos monstruos no dan paso sin huarache, si no hubieran tenido apalabrado al alcalde, y hasta al gobernador, no arriesgan sus capitales en una aventura incierta, esos de la lana, siempre van a la segura, y la segura aquí tiene que ser la corrupción, o por lo menos la violación lambiscona de la ley.

Así que la presencia del alcalde y del gober-

También hay violaciones a la vialidad, como dice Memo Cinta -opina la Vero—, si de por si cuando pasas por ese crucero de Pericón y Plan de Ayala es un embotellamiento terrible a todas horas, con la construcción de otro nuevo Mall de Tiendas, el desastre aumentará.

Y luego la competencia desleal para los otros que están ya instalados, como son Comercial Mexicana, y todas las tiendas de Plaza Cuernavaca; cuenta también Superama, y el Mercado Adolfo López Mateos, así como Sams y otras mega tiendas, que están casi de vecinas como el mercadito de la Selva, que verán disminuída su clientela.

Cuernavaca no tiene tantos compradores como para poner tanta tiendota. Qué bno estarán lavando lana tú: ¿o no realizan estudios de inversión?, me parece que los llaman la Ruta Crítica, que sirven para saber si habrá ventas o no. Y aquí de dónde van a sacar tantas ventas, si el Estado está en crisis, hay mucho desempleo. Y mucha gente con capitales se ha ido por la inseguridad, de dónde van a hacerla dime de dónde. Ahí hay algo que no checa, como no sea la idea como te digo de lavar grandes cantidades de lana.

Bueno, a eso se prestan nuestras autoridades, ni modo mi Lupis, los Cuernavacos estamos de Luto, por la destrucción del Casino de la Selva, este es el cambio.

Cobró Ayuntamiento $ 650 mil por la demolición de murales

** Acusaron empresarios de Costco*

José Raúl Hernández Avila, único culpable del acervo cultural perdido

** Entregó permisos sin revisar: SCB*

A plebiscito el destino del Casino de la Selva, diputados del PRD

** Urge un plan de protección cultural*

Imposible invertir en Cuernavaca: capitalistas

Cobró Ayuntamiento $ 650 mil por la demolición de murales

[illegible] empresarios de Costco

Por Jéssica GÓMEZ MACIAS

El representante de la empresa Costco y [illegible] propietario del Casino de la Selva, [illegible] Ahedo aseguró enfático: "Cuernavaca ha [illegible] el único municipio de la República [illegible] en el que hemos tenido problemas [illegible] la inversión, nadie nos había negado la oportunidad de generar empleos, en otros esta[dos] [illegible] están regalando los terrenos para que [nuestra] compañía inyecte capitales." Al mismo tiempo trascendió que el gobierno municipal le cobró por el permiso de demolición la cantidad de 650 mil pesos.

En una rueda de prensa organizada por el Director de Comunicación Social del gobierno [illegible], Fernando Carbonel ante la ineficien[cia] [illegible] los voceros del Ayuntamiento, el [illegible] Municipal, José Raúl Hernández [Ávila], el empresario de Costco, Sergio Ahedo [illegible] la situación que prevalece, en lo que [fue el] Casino de la Selva.

El empresario explicó que el gobierno federal presentó este lugar, que fue considera[do] [illegible] uno de los hoteles más característicos [illegible], como terreno y éste estaba dentro de una lista de lugares para subastar, por lo [que] la tienda lo ganó por la suma de diez mil[lones] de dólares, cerciorándose de que no [había] ningún problema para iniciar la construc[ción].

Pese a ésto, el empresario manifestó que al enterarse de que existían murales de pin[tores] y vestigios históricos, llamaron a las autoridades competentes para que dictami[naran] la posibilidad que había para preservar [illegible] artículos culturales, ante esto, el Ayuntamiento de Cuernavaca y ellos firmaron un convenio en donde se trasladarían los obje[tos] a un lugar público, para que pudieran ser visitados por los morelenses.

Sergio Ahedo, señaló que existe una especie de nerviosismo por los empresarios americanos, destacando que el cincuenta por ciento de esta compañía pertenece a mexi[canos] y la otra parte a estadounidenses, a lo [illegible] desconoció si esperarán un periodo mayor de dos meses.

Así mismo, especificó que en ninguna parte de la República Mexicana se le ha nega[do] el acceso a esta compañía que generaría [cerca] de 800 empleos directos y mil 200 indi[rectos], destacando que Costco se interesó en este municipio, por el capital de mano de obra [illegible].

Sobre los murales y vestigios históricos que se encontraron en el Casino de la Selva, el empresario dijo: "nosotros vamos apoyar al municipio para colocarlos en un lugar público, pero si tanto interés tienen en el Casino de la Selva, no veo el por qué lo abandonaron por más de 17 años".

A pesar de que no quiso revelar las pérdidas monetarias que ha ocasionado esta suspensión de la obra, la inversión de este centro comercial era superior a los tres millones de dólares, más los cobros de los permisos por parte del municipio capitalino, el cual, otorgó el [permiso] de demolición del inmueble por 650 mil pesos.

Por su parte el alcalde, José Raúl [Hernández] Ávila a parte de repetir que no hay [nada] de nueva información sobre el caso, especificó que no se ha cortado ninguno de los [illegible] árboles y no se dará el permiso de suelo [hasta] que las autoridades encargadas de la cul[tura], como el INBA, CONACULTA y el INAH en [coo]rdinación con las autoridades municipales, se cercioren sobre el futuro de este patrimonio cultural.

El representante de la capital del esta[do] [illegible] que de acuerdo al inventario sobre [illegible] culturales, existen tres clases, iniciando por los murales realizados por importantes [illegible] mexicanos; una escultura de Prometeo [illegible] blanca y un Hernán Cortés de [illegible] finalmente la obra arquitectónica de [illegible] Candelas.

José Raúl Hernández Avila, único culpable del acervo cultural perdido

** Entregó permisos sin revisar: SCB*

Por Jéssica GÓMEZ MACIAS

Ante el enojo que ha causado en varios sectores la demolición de lo que fue el Casino de la Selva, el presidente del Consejo Empresarial Turístico, Salvador Castañeda y Brillanti, responsabilizó al alcalde capitalino, José Raúl Hernández Ávila de todo el acervo cultural que se ha perdido, como causante de no haber analizado el valor del terreno antes de darle los permisos a los empresarios de Costco.

El empresario puntualizó de forma enérgica, que la responsabilidad de esta inversión es totalmente del presidente municipal de Cuernavaca, y no de Sergio Estrada Cajigal como se ha manejado en algunos medios de información, por lo cual invitó a representante de la capital del estado para que tome en cuenta el valor cultural que tienen algunos sitios para los cuernavaquenses.

Por su parte, explicó que en los últimos años, el municipio ha crecido de una manera desordenada y las autoridades deben de tomar en cuenta el reglamento para la distribución de las nuevas inversiones ya que de no ser así, en breve tendremos mayor carencia de espacios verdes.

Castañeda Brillanti, manifestó que los empresarios de ninguna manera se niegan a las inversiones y menos cuando es de una compañía como la de Costco, la cual, es necesaria en el estado, sin embargo, la molestia es hacia las autoridades municipales quien no consensaron con la ciudadanía lo que representaba el Casino de la Selva.

Tajantemente, el dirigente del CET finalizó señalando que: "la responsabilidad recae en el presidente municipal ya que no ha sido comprometido al brindar los permisos" a su vez, expresó la necesidad de que el mismo alcalde solucione el problema que él mismo autorizó.

A plebiscito el destino del Casino de la Selva, diputados del PRD

**Urge un plan de protección cultural*

Por Alberto MILLÁN

La fracción parlamentaria del PRD, presentará hoy al seno de la Asamblea legislativa un punto de acuerdo para que el ayuntamiento de Cuernavaca convoque a un plebiscito para definir el uso y destino del predio que ocupaba el Hotel Casino de la Selva.

En este sentido, el legislador Jorge Messeguer Guillén estableció que dentro del patrimonio cultural con que cuenta el estado de Morelos, se tienen los murales y arquitectura del edificio que alberga al Hotel El Casino de la Selva, particular atención merecen los murales obras de varios artistas.

Además, indicó, dichos murales cuentan con un gran número de árboles y plantas. No obstante, a últimas fechas tal propiedad fue adquirida por la empresa "Price Costco, con la finalidad de establecer una plaza comercial, por lo que demolió obras de muralistas importantes y que forman parte del patrimonio cultural de los morelenses.

De esa manera, Messeguer Guillén afirmó que en Morelos se instituyó la participación ciudadana como un elemento en la toma de decisiones.

De ahí que la fracción parlamentaria presentará un punto de acuerdo hoy para que el ayuntamiento de Cuernavaca convoque a un plebiscito para definir el uso y destino del predio que ocupaba el Hotel Casino de la Selva, que incluso, dijo, podría expropiarse.

Al mismo tiempo propone que se exhorte a las autoridades del INAH e INBA a la conservación del patrimonio cultural, histórico y antropológico existente al interior del Casino de la Selva.

Incluso exige que el Congreso Local pida al ayuntamiento de Cuernavaca un plan integral para la conservación y aprovechamiento de las áreas de interés cultural, histórico y ecológico.

La Jornada Morelos
fecha: 28-Julio-01
página: 3

POLITICA



La división entre alcaldes priístas, echó abajo ayer la reunión en el Salón de Comisiones del Congreso, en la que se instalaría la Junta de Gobierno del Instituto de Desarrollo y Fortalecimiento Municipal. Dicha reunión fue suspendida por falta de quórum



TIZOC CUELLAR

El alcalde panista José Raúl Henández Avila, opina que los diputados que quieren formarle un juicio político por autorizar la construcción de la empresa CostCo, están en su derecho de hacerlo, pero no tienen fundamentos

❖ Ante posible demanda de juicio político por el caso Casino de la Selva

Asegura JRHA que los diputados están en todo su derecho de hacer el ridículo

❖ Documento del PRI establece que hubo violaciones a reglamentos de construcción

ANDRES SERRANO CHACON

El alcalde de Cuernavaca, José Raúl Hernández Avila, sostuvo que los diputados locales "están en todo su derecho de hacer el ridículo", en caso de prosperar el juicio político por los problemas derivados de la construcción de la megatienda Price Costco en el ex hotel Casino de la selva. luego que existiera esta posibilidad, de acuerdo a un estudio y opinión efectuado por asesores de la fracción parlamentaria del Partido Revolucionario Institucional (PRI).

De acuerdo al documento, del cual tiene copia *La Jornada Morelos*, se expone que ante las violaciones a los reglamentos de construcción, existe la posibilidad de enjuiciar al presidente municipal de la capital y al gobernador Sergio Estrada Cajigal Ramírez, por las omisiones en las controversias generada por el establecimiento de la cadena trasnacional.

Entrevistado antes de iniciar la sesión de cabildo, el edil sostuvo que se repite "esta historia", pues durante la gestión del ex alcalde capitalino, "quisieron perjudicarlo por ofrecer beneficios" a los comerciantes ahora reubicados en las plazas Lido y Degollado, por lo que ahora, agregó, pretender hacer lo mismo con la *edificación de la megatienda*.

En esta ocasión, señaló, la intención es enjuiciar a ambos funcionarios, "por buscar inversiones y proteger el patrimonio de la ciudad", y ante ello consideró que "están perdiendo de vista, que si no se resuelve favorablemente eso (la instalación del grupo Costo), no sólo

❖ Si resulta imposible combinar tienda y cultura, gobierno puede hacerlo, dicen

Posible expropiar Casino, coinciden Martínez y Messeguer

ANDRES LAGUNAS MORALES

Los diputados Fernando Martínez Cué y Jorge Messeguer Guillén, coincidieron en que si no hay un acuerdo con la empresa Costco para preservar el patrimonio histórico y cultural del Casino de la Selva, el gobierno tiene la facultad constitucional de expropiar el inmueble por causa de utilidad pública, investigaciones en torno al remate.

El panista explicó que si no hay un acuerdo con los empresarios para armonizar el proyecto de la megatienda con el derecho de los cuernavacenses de contar con espacios de esparcimiento, el gobierno puede comprar el ex Casino, tal como lo ha propuesto el Consejo Ciudadano para la Cultura y las Artes de Morelos.

pública en beneficio de los ciudadanos.

Rechazó cualquier amague de la empresa en el sentido de llevarse su inversión, porque, destacó, Cuernavaca es viable y ellos no son "almas de la caridad".

Aclaró que no está en contra de la inversión, pero lo adecuado es que la empresa negocie con el ayuntamiento y el gobierno estatal para que se armonice el capital con

mueble po... ...usa de utilidad pública.

Entrevistados por separado, el diputado federal panista Martínez Cué descartó que la venta del inmueble a Costco haya sido con favoritismos, mientras el líder del PRD en el Congreso local, Messeguer Guillén, afirmó que la fracción perredista del Congreso de la Unión está lista para iniciar las ...tura y las Artes de Morelos.

"Si yo fuera gobernador estaría de acuerdo con la expropiación", porque la Constitución da esta facultad, y en términos legales se podría solicitar al Congreso estatal la autorización de un empréstito para pagar a la empresa, estableció Martínez Cué, al expresar que se puede reclamar la utilidad ...statal para que se armonice el ... el derecho de los cientos de ciudadanos que quieren preservar el inmueble del ex Casino de la Selva.

NO RENUNCIA


La Jornada
MORELOS
fecha: 28-Julio-01
página: 3
ADRIAN OLMAN

Ante las presiones del PRI y PRD para que renuncie a su cargo, Eduardo Becerra opina que esta es una decisión que sólo le compete al gobernador del estado

Ayuntamiento sin rumbo, acusa Messeguer Guillén

El coordinador de los diputados del PRD en el Congreso local aseguró que el ayuntamiento panista de Cuernavaca con hechos demuestra navegar sin rumbo y por lo mismo cometer "errores garrafales" como el del caso del Casino de la Selva.

Reconoció que la expropiación es una vía para rescatar lo que le pertenece a los ciudadanos, pero también el gobierno estatal puede negociar con los empresarios y dejar de "rasgarse las vestiduras", es decir, recuperar el proyecto de Sidec, que contemplaba área comercial y espacios para el esparcimiento y la cultura.

Messeguer Guillén dijo que podría ubicarse Costco en esa área comercial y dejar el resto para esparcimiento, pero también es viable ubicar la megatienda en una zona que esté fuera de la ciudad, como pasa en Estados Unidos; "donde pongan a Costco tiene éxito", aquí el conflicto ha crecido porque tenemos un ayuntamiento que no quiere una ciudad democrática, como es Cuernavaca, que tiene símbolos como el Casino de la Selva o San Antón, indicó.

Lamentó también la postura del gobierno estatal, que dice no contar con recursos para adquirir el predio, pero si la única solución fuera esa, en tres años, producto de la renegociación de la deuda pública, contará con 105 millones de pesos producto de la liquidez que le dará la renegociación de la deuda pública.

Finalmente, mientras se define la situación, el legislador del Sol Azteca recordó que el Instituto de Cultura de Morelos tiene la obligación de dar seguimiento al rescate de los murales y la obra arquitectónica de Félix Candela. Urgió a realizar un inventario del patrimonio cultura y artístico de Morelos.

... vamos a seguir con la imagen negativa del estado, sino que el patrimonio seguirá siendo privado".

Hernández Avila descartó que el documento elaborado por los asesores de la fracción parlamentaría del PRI, represente un "golpe bajo" a su administración, pues reconoció la existencia de preocupaciones en torno a las obras pictóricas, culturales y arquitectónicas, que fueron afectadas durante los trabajos de los inversionistas en el otrora Casino de la Selva.

Cuestionado sobre las violaciones al reglamento de construcciones, sobre todo en la normatividad del uso de suelo y memoria de demoliciones, manifestó que podrán argumentar "lo que gusten y manden", pero en caso de promoverse el juicio político en su contra, "nos tendremos que enfrentar en ese terreno legal, para ver quien tiene la razón".

Sin embargo, consideró el estudio y la opinión de los asesores priístas como nada extraordinario, pues hasta donde tiene conocimiento por los medios de comunicación, "no se dan fuentes y a quién le vamos a preguntar", y ante ello aseguró que es un intento de "amedrentamiento y de presión que no nos preocupa".

Sobre la demanda de destitución del secretario de Obras públicas del ayuntamiento, Jesús Sotelo Ortega, realizada por diversas agrupaciones de ciudadanos, feministas, profesionistas y por Causa Ciudadana, encabezada por Rolf Bertschin Robles, dijo que "es como si pidiera la destitución o cambio, del dirigente, tesorero o representante legal de Causa Ciudadana".

En el documento elaborado por los asesores de la fracción parlamentaria del PRI, se indica que no se respetaron los ordenamientos en materia ecológica y artística, y ante estos y muchos elementos más, consideran factible enjuiciar políticamente al alcalde José Raúl Hernández Avila, y al gobernador Sergio Estrada Cajigal Ramírez.

p. 2

Presumen tolerancia de autoridad municipal

...xtraña a comerciantes establecidos en las inmediaciones del Casino de la Selva ...a prontitud con que se hicieron trámites para la megatienda



Geovanni Barrios

Comerciantes establecidos aledaños a los predios del Casino de la Selva, señalaron que "es muy raro" las facilidades dadas a la empresa Cost.Co para construir. Porque mientras a ellos les costó dos años obtener el permiso de uso de suelo para un negocio, a esta empresa se lo dieron en menos de un mes.

En entrevista con este medio, Pedro Romero, comerciante establecido a unos metros del Casino de la Selva y también presidente del PRD en Cuernavaca, enfatizó que hay culpables de que la empresa Cost. Co. se quede para construir un centro comercial o bien que decida retirar la inversión.

Recordó que hace unos años decidió poner un negocio de materiales para la construcción, pero por dos años se le negó el permiso de uso de suelo por el ayuntamiento aducía que el negocio se encontraría cerca de la periferia del "Centro Histórico de Cuernavaca".

Después de dos años se le otorgó por el ayuntamiento un permiso de uso de suelo para vender cierto tipo de material de construcción, en donde marca restricciones como no entrar trailers, tampoco cambiar la fachada del negocio semi-colonial, ventanas de madera y mucho menos poner anuncios.

El predio de 500 metros de Pedro Romero, estuvo dos años tramitando para que pudiera ser abierto, por lo cual, consideró que existen irregularidades en las facilidades que las autoridades estatales otorgaron a los empresarios de Cost. Co. Para el uso de suelo y más irregular es el permiso de construcción, porque como se observa en fotografías publicadas en la prensa la intención era demoler todo, hasta la fachada.

Vecinos del Centro Histórico de Cuernavaca, lamentaron que el ayuntamiento no preserve la cultura en la capital, porque hay varios edificios antiguos, casonas en el corazón de Cuernavaca que se han cambiado las fachadas y pintado del colores, sin pedirle permiso a nadie, incluso hay algunas que se han transformado en tiendas comerciales.

Pedro Romero, recordó que en pleno Zócalo de Cuernavaca se demolieron unos arcos históricos para hacer una plaza comercial, cerca de la tienda Woolwort, sin que nadie dijera nada.

No es tiempo todavía de alzas en el transporte

Ante las pretensiones de la Federación Auténtica del Transporte y de la organización denominada ves que no es tiempo de autorizar este aumento y que aun se está a la espera de [illegible] mente se hizo acerca del transporte publico en la entidad, este resultó ser uno de los mas caros del país, solo

En esa ocasión, el jefe del ejecutivo estatal había informado que las negociaciones con los dirigentes del ramo continuaban y que el descuento a los estudiantes era una de las condiciones para que, a su vez, se diera luz verde al incremento en las tarifas.

"Hemos estado en los jaloneos, es un gremio muy difícil acos-

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❖ Consecuencia de la creación de la *Fundación Cultural Parque Morelos, A.C.*

Exhibirán en Cuernavaca la Muestra Colección Jacques y Natasha Gelman

❖ Con obras de Frida Kahlo, Diego Rivera, Tamayo, Siqueiros y Manuel Alvarez Bravo

CARLOS O. MORALES Y ANDRES SERRANO CHACON

Durante una reunión realizada en la ciudad de México, la presidenta del Consejo Nacional para la Cultura y las Artes, Sari Bermudez anunció la creación de la *Fundación Cultural Parque Morelos A.C.* cuyo objetivo será fomentar la cultura y la educación en México, misma que además será apoyada con recursos por el grupo Costco Comercial Mexicana.

Durante el anuncio, al cual asistieron por Morelos el gobernador Sergio Estrada Cajigal y el alcalde de Cuernavaca, José Raúl Hernández Avila, se explicó que la primera acción a realizar por la Fundación Cultural será –al recibir en comodato– el montar la Muestra Colección Jacques y Natasha Gelman de Arte mexicano, misma que posee obras pictóricas de los artistas Frida Kahlo, Diego Rivera, Rufino Tamayo, David Alfaro Siqueiros y Francisco Toledo, así como fotografías del recién desaparecido, Manuel Alvarez Bravo, Gabriel Figueroa y Lola Alvarez Bravo.

Esta colección, cuenta con más de 210 obras que conforman una de las colecciones de arte contemporáneo mexicano del Siglo XX y que está catalogada como una de las más completas del mundo en su categoría.

Asimismo, se dio a conocer además que la exposición, y las muestras que se podrían montar de ahora en adelante tendrán como sede una galería que será administrada por integrantes de la Fundación Cultural Parque Morelos AC, la cual se construirá en un área del terreno que alguna vez albergó al histórico Casino de la Selva, destruido hoy para dar paso a megatiendas, pese a que con su edificación se talaron cientos de árboles y se dañaron además piezas pictóricas como los murales de José Reyes Meza y José Renau.

Por su parte la Subsecretaría de Medio Ambiente del ayuntamiento de Cuernavaca autorizó al Grupo Costco-Comercial Mexicana, la tala de 77 de los 353 árboles ubicados en el ex hotel Casino de la Selva, pese a las tres recomendaciones emitidas por la Procuraduría Federal del Protección al Ambiente (Profepa), en las cuales solicita el respeto de los mismos al formar parte del medio ambiente del municipio.

El titular de la dependencia municipal, Noé Núñez González, informó que anteriormente se tenía previsto la afectación de 87 especies, como parte de los trabajos de los empresarios para la edificación de las tiendas Costco y Mega Comercial Mexicana, pero en las recientes evaluaciones se determinó conservar 10 de ellas.

Señaló que también se tenía prevista la reubicación de 122 árboles asentados en diversas partes del predio de 95 mil metros cuadrados, pero la Subsecretaría de Medio Ambiente solamente autorizó el banqueo de 98, pero 11 permanecerán en su lugar de origen y se analiza el destino final de nueve especies.

Ante las demandas de protección del medio ambiente presentadas por la Profepa y el Frente Cívico Pro Defensa del Casino de la Selva, aclaró que el Grupo Costco-Comercial Mexicana deberá respetar un total de 144 árboles, y ante ello se realizan dos inspecciones semanales para verificar el respeto a las determinaciones de la dependencia municipal.

Respecto a la reforestación a consecuencia de la tala y remoción de especies en el ex hotel Casino de la Selva, indicó que los trabajos iniciarán a partir de marzo del próximo año, pero la organización ambiental Greenpeace afirmó recientemente que este proceso no coadyuvará para reestablecer el medio ambiente afectado.

Sobre la suspensión de las obras de edificaciones de las tiendas comerciales, el secretario de Desarrollo Urbano y Obras Públicas del ayuntamiento, Jesús Sotelo Ortega, desmintió tal versión surgida a principios de semana, y agregó que en todo caso "ya nos hubieran informado de ello".

En este contexto, confirmó que tanto los establecimientos Costco y Mega Comercial Mexicana serán construidos en un primero piso, a fin de evitar excavaciones para la construcción de estacionamientos subterráneos, los cuales ahora serán edificados al nivel de suelo del ex hotel Casino de la Selva.

❖ Aparentemente a cambio de computadoras, afirman empleados de la institución

Fue irregular la aprobación de licencias de INAH a Costco

KATHIA JASSO BLANCAS

Trabajadores sindicalizados de la delegación Morelos del Instituto Nacional de Antropología e Historia, (INAH), denunciaron que presuntamente hubo anomalías que habrían sido cometidas por el delegado, Ramón López Vela, tanto en el desconocimiento del gremio oficial como en lo que pudieran haber sido irregularidades en la aprobación de licencias de construcción a Costco.

Los agremiados en el sindicato del INAH, en voz de su secretario de Organización, Ricardo Reyes Vázquez, dijeron que no es "congruente" la postura del delegado del INAH en Morelos, respecto a la emisión de licencias otorgadas a la transnacional que construirá una mega tienda en el predio del Casino de la Selva, sobre todo por los "dispendios" otorgados a dicha dependencia en el proceso de requerimiento de permisos.

Y es que de acuerdo a la versión de los trabajadores, en forma "extraña", se dotó de equipo de cómputo al área de arquitectura del Jardín Botánico, dependiente del INAH, esto como una "donación" de los empresarios de Costco, una vez que los permisos fueron otorgados, aún con el antecedente de los estudios realizados que arrojaron que se trataba de una zona con vestigios arqueológicos de suma importancia para el estudio de la historia del estado.

En este sentido, precisaron que en febrero pasado, el INAH inició las excavaciones arqueológicas en el predio del Casino de la Selva, en total de realizaron 185 pozos estratigráficos en las áreas que quedaban libres de construcciones modernas, por considerarse las que potencialmente contenían vestigios arqueológicos.

En las excavaciones realizadas en el sur del predio, se obtuvieron varios elementos arqueológicos tales como figurillas elaboradas con arcilla, fragmentos de figurillas, instrumentos de molienda, punzones de hueso, malacates, orejeras, puntas de flecha de obsidiana y de silex, entre otros, además que se encontró una gran cantidad de ceniza (indicativa de la presencia de actividad humana".

Una vez concluidos los trabajos en el predio y con la riqueza de los bienes inmuebles arqueológicos rescatados, el Centro INAH Morelos, contaba con la suficiente información para profundizar en los estudios sobre las culturas prehispánicas que se asentaron en esa parte de Cuernavaca y contribuir así al conocimiento de sus pobladores que vivieron en ese sitio hace tres mil 500 años.

No obstante el resultado de las excavaciones, la delegación del INAH liberó los permisos de construcción a Costco, presuntamente a cambio de las computadoras cedidas a las oficinas, afirmaron los trabajadores, que externaron dudas sobre si se habían efectuado "donativos" de otra índole, pero dijeron que no cuentan con documentos que lo prueben.

❖ Ante la indiferencia de autoridades locales

Frente Cívico canalizará a la Segob el conflicto del ex Casino de la Selva

NACIEL CALVO ELMER

El caso del ex Casino de la Selva será canalizado a la subsecretaría de Gobierno de la Segob, en virtud de que se ha considerado que será en el ámbito federal donde podrá destrabarse el conflicto ante el agotamiento e indiferencia de las instancias estatales.

Flora Guerrero, integrante del Frente Cívico pro Defensa del ex Casino de la Selva, informó que una comisión de siete activistas se reunieron con el subsecretario de Gobernación, Francisco Paoli Bolio, para detallarle la destrucción del patrimonio cultural y ecológico en que ha incurrido Costco.

Dijo que al funcionario federal le fue entregado un paquete de documentos que comprende desde las demandas interpuestas en la Procuraduría General de la República por la presunta venta fraudulenta del ex Casino de la Selva hasta fotografías que ilustran el daño cultural y ambiental ocasionado con las obras de construcción de la empresa trasnacional.

Indicó que los siete integrantes de la comisión expusieron al funcionario federal la razón de recurrir a una instancia distinta del fuero estatal, dado que el gobierno morelense se ha mostrado agresivo y no reconoce que el movimiento pro Casino de la Selva es auténtico.

Flora Guerrero sostuvo que subsecretario de Gobernación dijo que no sería él quien abordaría el caso porque su función está relacionada con la política de Estado, no obstante, prometió canalizarlo a la subsecretaría correspondiente y fijar una fecha de audiencia para que la comisión sea recibida por quien fungirá como interlocutor.

Detalló que se insistió en que las autoridades federales tienen la obligación de indagar sobre la forma en que se efectuó el remate y adjudicación del inmueble del ex Casino de la Selva a la compañía Costco, ya que todo indica que se concretó fraudulentamente dado que se vendió en una sexta parte de su valor original.

Miguel Angel ◆ SE HACEN


¿APOCO HABIA
VESTIGIOS ARQUEOLOGICOS
DE HACE TRES MIL AÑOS
EN EL EX-CASINO?
INAH

La Jornada Morelos
fecha: 14-Julio-01
página: 14

❖ Con trascabos y maquinaria pesada, a pesar de ser sitio arqueológico

Comenzó la destrucción del inmueble que alberga al ex Casino de la Selva

❖ No obstante la directora del INAH, asegura que dichos vestigios no son importantes

MARIANA VIAYRA RAMIREZ

A pesar de las protestas de grupos de intelectuales, artistas y ecologistas, respecto a conservar como patrimonio el inmueble del ex Casino de la Selva, el grupo Costco, avalado por el permiso de demolición restringido que le otorgó el ayuntamiento de Cuernavaca, dio inicio a diversos trabajos con maquinaria pesada y derribó ya una estructura paraboloide, que gran cantidad de personas se la han adjudicado al arquitecto Rafael Candela.

Según versiones recabadas por *La Jornada Morelos*, de hecho desde hace una semana, trascabos y otro tipo de maquinaria ha comenzado a destruir distintas partes de la edificación, pero hasta el momento se ha mantenido el respeto a los lugares cuyas paredes albergan los murales de José construcciones del ex Casino de la Selva, pero bajo la condicionante de no destruir edificaciones consideradas como patrimonio cultural, hasta que el Instituto Nacional de Antropología e Historia (INAH), emitiera su juicio.

Sin embargo, en dicho sitio arqueológico, se derribó ayer con maquinaria pesada una estructura considerada como patrimonio cultural, se trata de una paraboloide construida por discípulos del maestro y arquitecto Félix Candela, mencionó el escritor y miembro del Consejo Ciudadano para la Cultura y las Artes, Ernesto Vilches.

El escritor lamentó la serie de contradicciones en las que están incurriendo las autoridades municipales cuando aseguran que no serán destruidas las áreas tentativamente consideradas como patrimonio cultural y "por otro lado se están derrumbando".

el ex Casino de la Selva, "definitivamente no se otorgarán los permisos de construcción a la empresa Costco".

Ernesto Vilches aseguró que los vestigios prehispanicos localizados en la zona del ex Casino de la Selva en los años treinta datan del año 1200 a.C., cuyo valor es "importantísimo", pues pertenecen a una de las pocas culturas del antiplano.

No obstante la directora del INAH, Teresa Loaera aseguró que en dicho predio no existen estructuras ni nada de suma relevancia, pues "por ser un sitio de época muy temprana no es muy probable encontrar vestigios prehispanicos arquitectónicos". Lo que probablemente se encontrará, dijo, son objetos que formaban parte de la vida de los pobladores de la época.



C. CUELLAR

HellerEhrman
ATTORNEYS

RECEIVED
2003 NOV 13 PM 4:00
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

November 12, 2003

Via Federal Express

David R. Wilson
Shareholder
dwilson@hewm.com
Direct (206) 389-4264
Main (206) 447-0900
Fax (206) 447-0849

25843.0001

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by Domini Social Investments LLC

Ladies and Gentlemen:

This letter responds to Domini Social Investments LLC's ("Domini") letter of October 30, 2003, in which Domini opposes Costco Wholesale Corporation's (the "Company") proposed omission of the shareholder proposal submitted by Domini from the Company's proxy statement and form of proxy.

Due to the length and nature of Domini's response, it is important to focus on what their proposal actually is:

> THEREFORE, BE IT RESOLVED that the shareholders request the Board of Directors of Costco to develop a thorough Code of Ethics that would also address issues of bribery and corruption. A report including the Code and discussing Costco's implementation of the Code shall be prepared at reasonable expense, omitting proprietary information, and made available to shareholders by July 1, 2004.

There are several factors that make it appropriate for the Company to exclude this proposal. The intent of the proposed submission by Domini, as evidenced by the lengthy "Whereas" clauses that precede the actual proposal and by the material included in Domini's response, is clearly to provide a public forum for its opposition to the development of a Costco warehouse in Cuernavaca, Mexico. A dispute involving one of the Company's more than 400 international locations is clearly concerned with the ordinary business operations of the Company. It is an inappropriate use of the proxy rules to allow Domini or any other group that opposes one of the Company's developments to use the Company's proxy

statement as a means to publicize its opposition to the Company's development plans by submitting shareholder proposals purporting to involve broad social policy issues.

Second, as addressed in our original submission, the Company has in place substantial existing policies addressing the ethical operation of its business, including policies directed against the bribery of government officials. It is clearly the province of the Board of Directors of the Company to adopt the type of policies that Domini requests, and it has done so. Domini's desire for greater specificity in the existing codes and policies (especially when they cannot show that the existing codes and policies have failed to function effectively) does not raise a policy issue that should be submitted to the shareholders.

Third, as set forth in our original request, we believe that the prelude to Domini's proposal contains numerous instances of unsupported innuendo and speculation. The overall tone is designed to promote the belief that the Company acted either illegally or unethically in the development of the Cuernavaca location without any substantiation. We do not believe that the Company should be forced to provide a public forum in its proxy statement for these type of unsubstantiated allegations.

In view of the foregoing and the other arguments set forth in our original submission to the Staff of the Commission, it remains the Company's intent to exclude the proposal. Accordingly, we respectfully request that the Staff not recommend enforcement action if the proposal is excluded from the Company's proxy materials for its 2004 annual meeting. If you have any questions or require additional information, please contact the undersigned at 206-389-4264.

Sincerely,

David R. Wilson

Domini

SOCIAL INVESTMENTS LLC

The Way You Invest Matters℠

November 19, 2003

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
450 Fifth Street NW
Washington, DC 20549

Re: Costco Wholesale Corporation
Shareholder Proposal of Domini Social Investments

Dear Ladies and Gentlemen:

I am writing on behalf of Domini Social Investments LLC in response to a letter written by attorneys representing Costco Wholesale Corporation ("the Company") dated November 12, 2003, reiterating the Company's intention to omit the above-referenced shareholder proposal from the Company's proxy materials. In its letter (attached as "Exhibit A") the Company makes no new arguments that were not previously advanced in its original no-action letter of September 23, 2003. Nor does the Company refute or, indeed, in any way take issue with the detailed and well-documented responses we made to those original arguments in our letter of October 30, 2003.

Instead, the Company merely repeats three of its earlier claims: 1) that our proposal is intended to express opposition to a single project; 2) that the Company already has in place adequate policies and procedures of the kind we request; and 3) that our proposal contains misleading statements. Because thorough responses to each of these claims can be found in our letter of October 30, we will not recapitulate them here, but will simply reiterate our request that the company's request for no-action relief be denied.

The Company did take the opportunity to expand upon its argument that our proposal was filed based on improper motives. The Company argues that the intent of this filing is "evidenced by the lengthy 'Whereas' clauses that precede the actual proposal" and the material included in our response to the Company's no-action letter. The Company argues, once again, that the real purpose of this proposal is to challenge its project in Cuernavaca. First, the proposal clearly falls within the 500 word limitation prescribed by Rule 14a-8, and, as the Company should know, it is common practice to precede the resolved clause of a shareholder proposal with a series of whereas clauses that help to make the proponent's case. In addition, the Cuernavaca project was only mentioned in one of the eight whereas clauses of the proposal, and not mentioned at all in

the supporting statement. There is no basis for the Company's argument that the form or content of the resolution evidences any improper intent on the part of the proponent, and the Company cites no rule or precedent for challenging the proposal on this basis.

Our letter of October 30th did elaborate, at length, our concerns regarding the Cuernavaca project. As clearly explained in that letter, this was necessary for two reasons: first, to rebut the Company's challenge that statements in the proposal were false and misleading, and second, to rebut the Company's argument that the proposal fell under the ordinary business exception by demonstrating that it addressed a substantial public policy issue. The Company ignores the fact that our lengthy discussion of the project was produced in response to *their own no-action request*, and argues that our sole purpose in filing this resolution was to create a forum to publicize our opposition to the Cuernavaca project. If this was our purpose, a simple press release would have been a simpler, and far less resource-intensive way to do this, and we could have issued one many months ago. To date, we have issued no press release on this proposal, and have not publicized our position on this project in any way. In fact, our website, which details at length our shareholder advocacy work, makes no mention of Costco or the filing of this proposal (see http://domini.com/shareholder-advocacy/index.htm). These were conscious decisions to demonstrate to the Company our good faith and genuine desire to engage in productive dialogue on this issue.

In addition, we would like to note that the controversy surrounding Costco's project in Cuernavaca is ongoing and in our view, continues to endanger the Company's reputation as well as shareholder value. We enclose an article from the November 17, 2003 edition of *La Jornada Morelos* that discusses an investigation into possible corruption and misuse of public funds by the administration of former Cuernavaca mayor José Raúl Hernandez Avila, who was in office when Costco's project was approved. The article specifically mentions documents uncovered in this investigation that indicate that city council members received improper gifts, and mentions both Costco and its partner company. According to this press report:

> "members of the municipal council representing the PAN, PRI, and PRD were complicit in receiving gifts. Costco/Comercial Mexicana gave about 9 million pesos for the purchase of vehicles and permits to open food stores.
>
> According to official accounts, which are supported by documents now in the possession of the Comptroller and the legislature, the city council leader of the PRI, Carlos de Jesús Ortega Villaseñor, received a bonus of 500,000 pesos and a 2003 model Ford Explorer SUV, worth 500,000 pesos." (See marked paragraphs of article attached as Exhibit B for original text.)

We are confident that the Company will respond that this article is based on unsubstantiated allegations, that our motivation for raising this issue is to impugn the Company's good name, and that the proxy is an improper forum for raising these issues. As we thoroughly detailed in our letter of October 30th, we believe that this is a live, significant controversy facing the Company,

and that our proposal would help protect shareholder value against this particular type of reputational risk.

We respectfully request that the Company's no-action request be denied, and that the Company be required to include our proposal in its proxy materials. If you wish to discuss this further, or require any additional information, please contact the undersigned at (212) 217-1027.

Sincerely,

Adam Kanzer
General Counsel and Director of Shareholder Advocacy

Encl.

Cc:
David R. Wilson, Esq., HellerEhrman Attorneys

EXHIBIT A

HellerEhrman
ATTORNEYS

November 12, 2003

David R. Wilson
Shareholder
dwilson@hewm.com
Direct (206) 389-4264
Main (206) 447-0900
Fax (206) 447-0849

Via Federal Express

25843.0001

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by Domini Social Investments LLC

Ladies and Gentlemen:

This letter responds to Domini Social Investments LLC's ("Domini") letter of October 30, 2003, in which Domini opposes Costco Wholesale Corporation's (the "Company") proposed omission of the shareholder proposal submitted by Domini from the Company's proxy statement and form of proxy.

Due to the length and nature of Domini's response, it is important to focus on what their proposal actually is:

> THEREFORE, BE IT RESOLVED that the shareholders request the Board of Directors of Costco to develop a thorough Code of Ethics that would also address issues of bribery and corruption. A report including the Code and discussing Costco's implementation of the Code shall be prepared at reasonable expense, omitting proprietary information, and made available to shareholders by July 1, 2004.

There are several factors that make it appropriate for the Company to exclude this proposal. The intent of the proposed submission by Domini, as evidenced by the lengthy "Whereas" clauses that precede the actual proposal and by the material included in Domini's response, is clearly to provide a public forum for its opposition to the development of a Costco warehouse in Cuernavaca, Mexico. A dispute involving one of the Company's more than 400 international locations is clearly concerned with the ordinary business operations of the Company. It is an inappropriate use of the proxy rules to allow Domini or any other group that opposes one of the Company's developments to use the Company's proxy

statement as a means to publicize its opposition to the Company's development plans by submitting shareholder proposals purporting to involve broad social policy issues.

Second, as addressed in our original submission, the Company has in place substantial existing policies addressing the ethical operation of its business, including policies directed against the bribery of government officials. It is clearly the province of the Board of Directors of the Company to adopt the type of policies that Domini requests, and it has done so. Domini's desire for greater specificity in the existing codes and policies (especially when they cannot show that the existing codes and policies have failed to function effectively) does not raise a policy issue that should be submitted to the shareholders.

Third, as set forth in our original request, we believe that the prelude to Domini's proposal contains numerous instances of unsupported innuendo and speculation. The overall tone is designed to promote the belief that the Company acted either illegally or unethically in the development of the Cuernavaca location without any substantiation. We do not believe that the Company should be forced to provide a public forum in its proxy statement for these type of unsubstantiated allegations.

In view of the foregoing and the other arguments set forth in our original submission to the Staff of the Commission, it remains the Company's intent to exclude the proposal. Accordingly, we respectfully request that the Staff not recommend enforcement action if the proposal is excluded from the Company's proxy materials for its 2004 annual meeting. If you have any questions or require additional information, please contact the undersigned at 206-389-4264.

Sincerely,

David R. Wilson

SE 558976 v1
11/12/03 2:23 PM (25843.0001)

EXHIBIT B

Se pagan de recursos del erario público gastos de la gestión del pasado alcalde

Posible déficit presupuestal que rebasa los 300 mdp de su administración

ELIZABETH CUEVAS V.

CUERNAVACA, MOR. A pesar de que el Congreso del estado aseguró que amarraría las manos a los presidentes municipales para no autorizarse bonos de retiro, la administración saliente en el municipio de Cuernavaca, que representaba el panista, José Raúl Hernández Ávila, se aprobaron además de un bono de retiro, el pago de paquetes para viajes al extranjero y automóviles.

Una investigación realizada a las finanzas que heredó la pasada administración, se comprobó que con recursos del erario público el alcalde saliente cubrió un viaje a Europa, y que el monto económico se disparó a 100 mil pesos, aunado al millón de pesos que se autorizó como pago de sus servicio por tres años.

Según documentos que albergan en la Contraloría municipal y el Congreso local, el ahora ex presidente de Cuernavaca, realizó el pago de un viaje al extrajeron, costos que fueron cubiertos con dinero de la comuna capitalina.

Con lo anterior se desprende el déficit presupuestal que heredó a sus sucesores, que según versiones oficiales rebasa los 25 millones de pesos, sin embargo se ha filtrado en algunos medios de comunicación que la cifra rebasa los 300 millones de pesos.

Dentro del mismo orden de ideas, ex regidores del PAN, PRI y PRD fueron cómplices con obsequios, la empresa COSTCO Comercial Mexicana aportó alrededor de 9 millones de pesos para la compra de vehículos y permisos para abrir abarrotes.

De acuerdo a versiones oficiales, que concuerdan con los documentos que tiene en su poder la Contraloría y el poder legislativo, el coordinador de los regidores priístas Carlos de Jesús Ortega Villaseñor, quien recibió un bono por 500 mil pesos y una camioneta marca Ford Explorer del año 2003, con valor de 500 mil pesos.

Hasta el momento, la actual administración se ha negado a dar información de la situación financiera que actualmente guarda la comuna capitalina, y los gastos que ejercieron los regidores y el ex presidente, Hernández Ávila, quien se encuentra fuera del país, por estar de vacaciones en Europa, con todo pagado del erario público.

Todo el subejercicio que realizó la saliente administración tendrá que ser analizado por el Órgano Superior Gubernamental, que en caso de encontrar desvió de recursos, deberá actuar contra los integrantes del cuerpo edilicio, según la Comisión Hacienda, Presupuesto y Cuenta Pública del Congreso local.

Diputados de la 49 Legislatura no han declarado

JOSE LUIS GARCITAPIA

CUERNAVACA, MOR. La 49 Legislatura del Congreso local ha incumplido con su obligación de hacer públicas sus declaraciones patrimoniales y ponerlas al alcance de la población, como lo establece el punto de acuerdo aprobado el diciembre pasado a propuesta del PRD y PRI, pese a que los actuales diputados llevan en el encargo con hoy 78 días.

En la pagina web de la XLIX Legislatura –www.congresomorelos.gob.mx- no han sido publicadas aún las declaraciones patrimoniales de los 30 diputados locales, ni de los nuevos funcionarios del poder legislativo, pese a que es una obligación legal; en cambio si se puede tener acceso a las correspondientes a los titulares de los poderes Ejecutivo y Judicial, así como de los miembros de la anterior legislatura y ayuntamientos.

El punto de acuerdo aprobado en diciembre pasado fue presentado por los diputados perredistas Jorge Messeguer Guillén, actualmente presidente del Comité Ejecutivo Estatal del PRD-Morelos, José Luis Correa Villanueva y Silvia D´Granda y Terreros, así como el coordinador del Grupo Parlamentario del PRI, Víctor Hugo Manzo Godínez.

Este establece que las declaraciones patrimoniales de los servidores de los poderes públicos y los ayuntamientos del estado de Morelos se pongan al alcance de la población en forma libre y sin restricción, para lo cual ponen a disposición de la ciudadanía el espacio que en la red tiene el Congreso local. El espíritu de los promoventes del punto de acuerdo fue hacer una realidad el derecho constitucional a la información de los particulares, por ello los servidores públicos están obligados a entregar sus declaraciones patrimoniales y proceder a su publicación, por los medios electrónicos y de difusión.

EUSEBIO GIMENO GONZÁLEZ **COLUMNA DE HIERRO**

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 11, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Costco Wholesale Corporation
Incoming letter dated September 23, 2003

The proposal requests that the board develop "a thorough Code of Ethics that would also address issues of bribery and corruption" and report on this Code of Ethics by July 1, 2004.

There appears to be some basis for you view that Costco may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., terms of its code of ethics). Accordingly, we will not recommend enforcement action to the Commission if Costco omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for exclusion upon which Costco relies.

Sincerely

Grace K. Lee
Special Counsel